     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 21, 1996
                                                      REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------

                              SAVILLE SYSTEMS PLC
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                --------------
   REPUBLIC OF IRELAND               7371                       NONE
                               (PRIMARY STANDARD               (I.R.S.
     (STATE OR OTHER              INDUSTRIAL           EMPLOYERIDENTIFICATION
     JURISDICTION OF          CLASSIFICATION CODE              NUMBER)
    INCORPORATION OR                NUMBER)
      ORGANIZATION)
                                --------------

                              SAVILLE SYSTEMS PLC
          IDA BUSINESS PARK DANGAN GALWAY, IRELAND 011-353-9-152-6611 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------
 JOHN J. BOYLE, III PRESIDENT AND CHIEF EXECUTIVE OFFICER SAVILLE SYSTEMS PLC 25 BURLINGTON MALL ROAD SIXTH FLOOR BURLINGTON, MASSACHUSETTS 01803 (617) 270-
                                     6500
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                --------------
                                  COPIES TO:
    MARK G. BORDEN, ESQ. THOMAS L.       WILLIAM B. ASHER, JR., ESQ. JOHN A.
  BARRETTE, JR., ESQ. HALE AND DORR60      MELTAUS, ESQ. TESTA, HURWITZ &
  STATE STREET BOSTON, MASSACHUSETTS    THIBEAULT, LLP HIGH STREET TOWER 125
         02109 (617) 526-6000             HIGH STREET BOSTON, MASSACHUSETTS
                                                02110 (617) 248-7000

                                --------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                                --------------
                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                            PROPOSED
                                              PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF        AMOUNT         MAXIMUM      AGGREGATE    AMOUNT OF
    SECURITIES TO BE           TO BE       OFFERING PRICE   OFFERING   REGISTRATION
       REGISTERED          REGISTERED(1)    PER SHARE(2)    PRICE(2)       FEE
- -----------------------------------------------------------------------------------
Ordinary Shares, $0.0025
 par value per share....  3,565,000 shares     $32.32     $115,220,800   $39,732

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Includes 465,000 shares which the Underwriters have the option to purchase from the Selling Shareholders to cover over-allotments, if any. See "Underwriting."
(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                              SAVILLE SYSTEMS PLC

CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY
                          ITEMS IN PART I OF FORM S-1

          REGISTRATION STATEMENT
             ITEM AND CAPTION                     LOCATION IN PROSPECTUS
          ----------------------                  ----------------------
  1. Forepart of Registration Statement
      and Outside Front Cover Page of
      Prospectus........................   Outside Front Cover Page
  2. Inside Front and Outside Back Cover
      Pages of Prospectus...............   Inside Front Cover Page; Reports to
                                            Shareholders; Outside Back Cover
                                            Page
  3. Summary Information, Risk Factors
      and Ratio of Earnings to Fixed
      Charges...........................   Prospectus Summary; Risk Factors
  4. Use of Proceeds....................   Prospectus Summary; Use of Proceeds
  5. Determination of Offering Price....   Not Applicable
  6. Dilution...........................   Not Applicable
  7. Selling Security Holders...........   Principal and Selling Shareholders
  8. Plan of Distribution...............   Outside Front Cover Page;
                                            Underwriting
  9. Description of Securities to be       Capitalization; Description of Share
      Registered........................    Capital; Description of American
                                            Depositary Receipts
 10. Interests of Named Experts and
      Counsel...........................   Not Applicable
 11. Information With Respect to the       Front Cover Page; Prospectus Summary;
      Registrant........................    Risk Factors; The Company; Use of
                                            Proceeds; Dividend Policy; Price
                                            Range of ADSs; Capitalization;
                                            Selected Consolidated Financial
                                            Data; Management's Discussion and
                                            Analysis of Financial Condition and
                                            Results of Operations; Business;
                                            Management; Certain Transactions;
                                            Principal and Selling Shareholders;
                                            Shares Eligible for Future Sale;
                                            Description of Share Capital;
                                            Taxation; Description of American
                                            Depositary Receipts; Irish Exchange
                                            Control Regulations; Consolidated
                                            Financial Statements
 12. Disclosure of Commission Position
      on Indemnification for Securities
      Act Liabilities...................   Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION
                                                                    MAY 21, 1996
                                      LOGO

                      3,100,000 American Depositary Shares
                                  Representing
                           3,100,000 Ordinary Shares

                                   --------

  Each American Depositary Share ("ADS") offered hereby represents the right to receive one Ordinary Share, $0.0025 par value, of Saville Systems PLC ("Saville" or the "Company"), a public limited company incorporated under the laws of the Republic of Ireland. The ADSs offered hereby will be sold in the form of American Depositary Receipts ("ADRs"). See "Description of Share Capital" and "Description of American Depositary Receipts."

  Of the 3,100,000 ADSs offered hereby, 100,000 ADSs are being offered by the Company and 3,000,000 ADSs are being offered by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of ADSs by the Selling Shareholders. The Company's ADSs are quoted on the Nasdaq National Market under the symbol "SAVLY." On May 16, 1996, the last reported sale price of the Company's ADSs was $32.25 per ADS. See "Price Range of ADSs."

                                   --------

  THE ADSS OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON
                                 PAGE 6 HEREOF.

                                   --------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.   ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    A  COPY  OF  THIS  DOCUMENT,  HAVING  ATTACHED  THERETO  THE  DOCUMENTS
        SPECIFIED  HEREIN,  HAS  BEEN  DELIVERED TO  THE  REGISTRAR  OF
             COMPANIES   IN   THE    REPUBLIC   OF   IRELAND   FOR
                 REGISTRATION.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PRICE  UNDERWRITING   PROCEEDS    PROCEEDS
                                      TO   DISCOUNTS AND     TO      TO SELLING
                                    PUBLIC  COMMISSIONS  COMPANY(1) SHAREHOLDERS
- --------------------------------------------------------------------------------
Per ADS...........................   $          $           $           $
- --------------------------------------------------------------------------------
Total(2)..........................  $          $           $           $
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) Before deducting expenses of the offering estimated at $500,000 payable by the Company.
(2) The Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 465,000 additional ADSs solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional ADSs at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Selling Shareholders will be $     , $     ,
    and $     , respectively. See "Underwriting."

                                   --------

  The ADSs are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of ADRs evidencing the ADSs will be made at the offices of Alex. Brown
& Sons Incorporated, Baltimore, Maryland, on or about      , 1996.

Alex. Brown & Sons
  INCORPORATED
               Furman Selz

                          Hambrecht & Quist

                                                           Montgomery Securities

                  THE DATE OF THIS PROSPECTUS IS      , 1996.

Picture of puzzle with the following
captions appears here:

              Customer Care

              Event Processing

              Billing

              Post Billing

              Saville Systems




  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE AMERICAN DEPOSITARY SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND OTHER SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE ADSs ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

Saville Systems:

        Software solutions that collect, price and invoice customer usage for local, long distance and wireless telecommunications service providers. Key functionalities include: customer care, event processing, billing and post billing.

        Event Processing: Event processing encompasses the collection, conversion and rating of customer call detail records used in the production of the service invoice. Key functionalities within this application include: Data Collection, Data Distribution, Conversion/Reformatting, Validation, Guiding, Rating, Reporting, Error Management, External Interfaces.

        Post Billing: Post billing is the primary interface with the service provider's accounting system and relates to the invoicing and remittance of the periodic service invoice. Key functionalities within this application include:
Payment Processing, Adjustments, Deposit and Deposit Interest, Accounts Receivable, Collections and Treatment, Financial Reporting, Commissioning, Accounting Interface, Trouble Reporting.

Customer Care:

Customer care enables the customer service representative to interact with the customer and input, maintain and access customer information beginning at the customer's initial service request and continuing through the conclusion of service. Key functionalities within this application include: Customer Initiation, Bill Cycle Assignment, Phone Number Assignment, Calling Card Assignment, Inventory Administration, Customer Hierarchy, Customer Search, Switch Interface, Customer History, Invoice Messaging, System Notation, Directory Listing, Lead Generation and Management, Customer Information Maintenance

Billing: Billing integrates customer usage-based charges with recurring charges and other credits and adjustments to create the periodic service invoice. Key functionalities within this application include: Multiple Bill Pulls, Rerating, Discounting, Invoice Generation, Invoice Hierarchy, Multi-Currency, Multi-Language, Auto Balancing, Recurring Charges, Taxation, Quick Invoicing, Management Reporting, Revenue Reporting

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

  Certain of the information contained in this summary and elsewhere in this Prospectus, including under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," including information with respect to the Company's plans and strategies for its business and related financing, are forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from these forward-looking statements, see "Risk Factors."

                                  THE COMPANY
  Saville creates innovative, high quality, customized billing solutions for service providers in the increasingly competitive global telecommunications industry. The Company's billing systems are designed to enable these service providers to quickly bring new offerings in voice, video and data communications to market, while billing accurately and reliably for these services. Working closely with its customers, Saville utilizes its library of proprietary software applications to provide each customer with a customized, flexible and cost-effective billing solution. The Company has typically continued to serve as a billing partner for its customers by implementing new systems as the customer enters new service categories or geographic markets, and by further developing and enhancing the customer's installed systems in response to changes in the customer's service offerings, marketing strategies and network technology. In addition, Saville offers its customers the option of having Saville operate the billing system in one of the Company's in-house service bureaus.



  The market for telecommunications services is becoming increasingly competitive due to worldwide deregulation and privatization. New entrants are competing for market share with established service providers by providing discounted service access, offering competitive prices and introducing new features and services, such as customized usage-based calling plans. In addition, technological advances are permitting telecommunications service providers to offer a variety of new features and services to their customers such as caller ID, call waiting and voice mail. These and other developments have increased the complexity and variety of telecommunications services, as service providers seek to differentiate themselves by being more responsive to their customers and by expanding the number of telecommunications services and features they offer.

  These market trends have created the need for sophisticated and flexible billing solutions because telecommunications service providers can compete only if they are able to efficiently and accurately bill customers for the varied services and features they provide. As a result of their multiple and evolving billing needs, many established telecommunications service providers are replacing or augmenting their existing billing systems, which are often difficult and time consuming to modify. In addition, many emerging telecommunications service providers are seeking external billing solutions because efficient, flexible billing software is often too costly and time consuming for them to develop internally.

  Saville has developed, and continuously refines, its sophisticated base software applications, which it combines and customizes to meet the current and evolving requirements of its customers. The Company's systems are designed to operate in a multiservice environment, capable of billing local exchange, long distance and wireless (cellular, paging and satellite) telecommunications services. These systems are designed to support the discrete service offerings of large telecommunications service providers, including industry-leading customers such as AT&T Corporation ("AT&T") and Sprint Corporation ("Sprint"), or to serve as the complete billing systems of emerging and small- to medium-sized service providers, including customers such as Energis Communications Limited ("Energis"), a United Kingdom long distance telecommunications service provider, and Frontier Communications of Rochester Inc. ("Frontier"), a local exchange carrier. The Company supports its customers through offices in Galway, Ireland; Burlington, Massachusetts; Edmonton, Alberta; and Toronto, Ontario.

                                  RISK FACTORS

  The ADSs offered hereby involve a high degree of risk. See "Risk Factors."

                                  THE OFFERING

ADSs offered by the Company........    100,000
ADSs offered by the Selling
 Shareholders......................  3,000,000
Ordinary Shares to be outstanding
 after the offering................ 17,676,406(1)
Use of proceeds.................... For working capital and other general corporate purposes. See "Use of Proceeds."
Nasdaq National Market symbol...... SAVLY

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                   YEARS ENDED DECEMBER    THREE MONTHS ENDED
                                            31,                 MARCH 31,
                                  ------------------------ --------------------
                                   1993     1994    1995    1995    1996
                                  -------  ------- ------- ------- -------
CONSOLIDATED STATEMENT OF INCOME (LOSS)
 DATA:
  Total revenues................. $ 9,309  $20,073 $30,296 $ 7,462 $10,555
  Income from operations.........      15    6,856   8,116   2,701   2,237
  Minority interest share in
   subsidiaries' net income
   (loss)(2).....................     (23)     154      70       6      (2)
  Net income.....................      13    5,357   6,382   2,038   2,042
  Net income per share........... $  0.00  $  0.34 $  0.40 $  0.13 $  0.11
  Shares used in computing net
   income per share (in thou-
   sands)........................  15,667   15,721  16,151  15,797  18,685

                                                             MARCH 31, 1996
                                            DECEMBER 31, ----------------------
                                                1995     ACTUAL  AS ADJUSTED(3)
                                            ------------ ------- --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents................   $23,722    $21,449    $24,013
  Working capital..........................    28,109     29,767     32,331
  Total assets.............................    36,031     38,822     41,386
  Long-term debt (excluding current por-
   tion)...................................        44        --         --
  Total shareholders' equity...............    30,924     32,920     35,509

- --------
(1) Based on the number of shares outstanding as of March 31, 1996. Excludes 1,836,299 Ordinary Shares issuable upon exercise of options outstanding on that date, of which options to purchase 422,213 Ordinary Shares were then exercisable. See "Management--Share Options" and Note 8 of Notes to Consolidated Financial Statements. Excludes up to approximately 77,000 Ordinary Shares issuable upon the exercise of options by certain Selling Shareholders in connection with this offering. See "Principal and Selling Shareholders."
(2) In connection with the restructuring of the Company effected in September 1995, certain shares of the Company's Canadian and United States subsidiaries were retained by Invoice Systems (Canada), Inc. ("Invoice Systems"), a shareholder of the Company. Over 94% of the voting securities of Invoice Systems are owned or controlled by Bruce A. Saville, the Company's founder and Chairman of the Board of Directors. Invoice Systems has agreed not to sell or transfer any securities of the Company, unless it contributes a proportionate number of shares in each of the subsidiaries to the Company. Invoice Systems must contribute all of its shares in the subsidiaries no later than September 1, 2005. Prior to the initial public offering of the ADSs in November 1995 and prior to this offering, the minority interest retained by Invoice Systems represented approximately 15% and 12%, respectively, in each of the subsidiaries, which amounts have been reflected in the consolidated financial data contained herein. Upon the sale of ADSs by Invoice Systems (for the benefit of Bruce A. Saville) in this offering and the corresponding contribution of shares in each of the subsidiaries, the minority interest will represent approximately 8% in each of the subsidiaries (approximately 8% if the Underwriters' over-allotment option is exercised in full). See "The Company," "Principal and Selling Shareholders" and Notes 1 and 8 of Notes to Consolidated Financial Statements.
(3) Adjusted to give effect to the sale of the 100,000 ADSs offered by the Company hereby at an assumed public offering price of $32.25 per ADS and the application of the estimated net proceeds therefrom, and as adjusted to reflect the reduction in the minority interest from approximately 12% to approximately 8% in each of the subsidiaries as a result of the sale of ADSs by Invoice Systems (for the benefit of Bruce A. Saville) and the corresponding contribution of shares in each of the subsidiaries of the Company. Excludes any proceeds to the Company from the possible exercise of options to purchase up to 77,000 Ordinary Shares by certain Selling Shareholders in connection with this offering. See "Use of Proceeds" and "Principal and Selling Shareholders."

  Except as otherwise noted, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option; (ii) assumes no exercise of options to purchase up to 77,000 Ordinary Shares by certain Selling Shareholders in connection with this offering; (iii) gives retroactive effect to the restructuring of the Company effected in September 1995, pursuant to which Saville Systems U.S., Inc. ("Saville U.S.") and Saville Systems Canada, Ltd. ("Saville Canada") became majority-owned subsidiaries of the Company; and
(iv) reflects the 400-for-1 division of all outstanding Ordinary Shares on September 27, 1995, and subsequent share dividend of 2.725 Ordinary Shares for each post-division share. See "The Company," "Certain Transactions," "Principal and Selling Shareholders," "Description of Share Capital," "Underwriting" and
Note 8 of Notes to Consolidated Financial Statements.

                                ----------------

  No action has been or will be taken in any jurisdiction by the Company, any Selling Shareholder or any Underwriter that would permit a public offering of the ADSs or the Ordinary Shares or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States and certain states within the United States. Persons into whose possession this Prospectus comes are required by the Company, the Selling Shareholders and the Underwriters to inform themselves about, and to observe any restriction as to, the offering of the ADSs and the distribution of this Prospectus.

                                ----------------

  Saville's financial statements are presented in United States dollars and are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States. In this Prospectus, references to "dollars" or "$" are to United States dollars, references to "CDN$" are to Canadian dollars and references to "IR(Pounds)" are to Irish pounds. Except as otherwise stated herein, all monetary amounts in this Prospectus have been presented in United States dollars. The exchange rate of Canadian dollars and Irish pounds for United States dollars, as reported in The New York Times as quoted from Dow Jones Telerate as of 3:00 p.m. on March 29, 1996, was US$1.00=CDN$1.36 (equivalent to CDN$1.00=US$0.74) and US$1.00=IR(Pounds)0.63 (equivalent to IR(Pounds)1.00=US$1.57).

                                ----------------

  Saville Systems is a trademark of the Company. This Prospectus also includes trademarks, trade names and service marks of companies other than Saville.

                                ----------------

                        ENFORCEMENT OF CIVIL LIABILITIES
                  UNDER UNITED STATES FEDERAL SECURITIES LAWS

  Saville is a public limited company incorporated under the laws of the Republic of Ireland. Certain of Saville's directors and officers, Selling Shareholders and experts named herein are nonresidents of the United States, and a significant portion of the assets of Saville and such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them in U.S. courts judgments predicated upon the civil liability provisions of the laws of the United States, including the federal securities laws. Saville has been advised by McCann FitzGerald, its Irish counsel, that there is doubt as to the enforceability against such persons in the Republic of Ireland, whether in original actions or in actions for the enforcement of judgments in U.S. courts, of civil liabilities predicated solely upon the laws of the United States, including the federal securities laws.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the ADSs of the Company offered by this Prospectus.

  Reliance on Significant Customers. The Company's total revenues from its four largest customers during 1995 and the first three months of 1996 represented approximately 73.4% and 73.0%, respectively, of total revenues. AT&T, Energis and Unitel Communications Inc. ("Unitel") each accounted for over 10% of the Company's total revenues in 1995, and AT&T and Sprint accounted for 49.3% and 12.0%, respectively, of the Company's total revenues in the first three months of 1996. This concentration of customers can cause the Company's revenues and earnings to fluctuate from quarter to quarter, based on these customers' requirements and the timing of their orders. Although the Company believes it has good relationships with its largest customers and has in the past received a substantial portion of its revenues from repeat business with established customers, none of the Company's major customers has any obligation to purchase additional products or services, and these customers generally have acquired fully-paid licenses to their installed systems. Therefore, there can be no assurance that any of the Company's major customers will continue to purchase new systems, systems enhancements and services in amounts similar to previous years. A significant decrease in business from any of its major customers would have a material adverse effect on the Company's results of operations and financial condition. Additionally, the acquisition by a third party of one of the Company's major customers could result in the loss of that customer and have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Customers" and Note 12 of Notes to Consolidated Financial Statements.

  Fluctuations in Quarterly Operating Results. The Company has experienced fluctuations in its quarterly operating results and anticipates that such fluctuations will continue and could intensify. Fluctuations in operating results may result in volatility in the price of the ADSs. Although the Company was profitable in each of the last ten quarters, there can be no assurance that such profitability will continue in the future or that the levels of profitability will not vary significantly among quarterly periods. The Company's operating results may fluctuate as a result of many factors, including increased competition, the size and timing of significant client projects and license fees, cancellations of significant projects by customers, changes in operating expenses, changes in Company strategy, personnel changes, foreign currency exchange rates and general economic factors. In addition, prior to the Company's initial public offering, the Company granted options to purchase an aggregate of 691,448 Ordinary Shares, all of which are currently exercisable, at exercise prices below estimated fair market value at the date of grant, and compensation expense is being recorded over the related vesting periods. Compensation expense of $95,000 and $42,000 was recorded for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively. In the second quarter of 1996, the Company will record additional compensation expense of $31,000 as a result of the final vesting of these options.

  The Company's expense levels are based in significant part on its expectations regarding future revenues. Accordingly, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant revenue shortfall could therefore have a material adverse effect on the Company's results of operations. In addition, the Company hired a significant number of employees in 1995 and the first quarter of 1996, including several senior executives, and expects to continue hiring additional sales, marketing and software development employees during 1996. This significant increase in its workforce has reduced the Company's operating margins during the second half of 1995 and the first quarter of 1996, and the Company expects that this increase will continue to affect the Company's operating margins in the short term. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Information."

  Management of Expanding Operations. Recently, the Company has expanded its operations rapidly, which has placed significant demands on the Company's administrative, operational and financial personnel and systems. Additional expansion by the Company may further strain the Company's management, financial and other resources. There can be no assurance that the Company's systems, procedures, controls and existing space will be adequate to support expansion of the Company's operations. The Company's future operating results will substantially depend on the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational, financial control and reporting systems. If the Company is unable to respond to and manage changing business conditions, the quality of the Company's services, its ability to retain key personnel and its results of operations could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management."

  Highly Competitive Market; Competition. The market for telecommunications billing systems is highly competitive, and the Company expects this competition to increase. The Company competes with both independent providers of billing systems and services and with internal billing departments of telecommunications service providers. The Company anticipates continued growth and competition in the telecommunications industry and consequently, the entrance of new competitors into the billing systems market in the future.

  The Company believes that its ability to compete depends in part on a number of competitive factors outside its control, including the development by others of software that is competitive with the Company's services and products, the price at which others offer comparable services and products, the extent of competitors' responsiveness to customer needs and the ability of the Company's competitors to hire, retain and motivate key personnel. In addition, the Company competes with a number of companies that have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition, than the Company. As a result, the Company's competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than can the Company. There can be no assurance that the Company will be able to compete successfully with its existing competitors or with new competitors. See "Business--Competition."

  Developing Market and New Service Providers. The Company provides customized software billing solutions to telecommunications service providers in the local exchange, long distance and wireless markets. Although these markets have experienced significant growth and have been characterized by increased deregulation and competition in recent years, there can be no assurance that such trends will continue at similar rates, if at all, or that the Company will be able to effectively market and sell its billing systems. In addition, many new entrants into the telecommunications market lack significant financial and other resources. The Company's future success depends in large part on its ability to develop new customer relationships with successful telecommunications service providers. There can be no assurance that the Company will be able to develop such relationships or that service providers that become customers of the Company will be successful. As the Company has been dependent historically on a limited number of long-term customer relationships, the failure of the Company's customers to compete effectively in the telecommunications market could have a material adverse effect on the Company's business and results of operations. See "Business--Industry Background."

  Reliance on AS/400. Currently, the Company's billing software runs primarily on the IBM AS/400 platform, although the Company recently completed developing software for UNIX-based operating systems. While the AS/400 platform currently represents a leading platform for existing and new billing systems, there can be no assurance that other platforms will not emerge as an industry standard. If there should be a rapid shift away from the current use of the AS/400 platform by many telecommunications service providers for billing, the Company would be required to expend substantial capital resources to develop new software and would be likely to experience delays or losses in customer orders, and as a result, its business would be materially adversely affected. See "Business--Strategy" and "--Material Contracts--AT&T."

  Rapid Technological Change. The market for the Company's products and services is characterized by rapidly changing technology, evolving industry standards and changing customer needs. Therefore, the Company's success will depend upon its ability to enhance its existing products and to introduce new products and features to meet changing customer requirements. The Company is continuing to devote significant resources to refining and expanding its base software modules and to enhancing its recently completed billing software that operates on UNIX-based operating systems. There can be no assurance that the Company will successfully complete these projects or that the Company's present or future products will satisfy the evolving needs of the telecommunications market. If the Company were unable, due to resource, technological or other constraints, to adequately anticipate or respond to such changes, the Company's business and results of operations would be materially adversely affected. See "Business--Strategy," "--Customers" and "-- Material Contracts--AT&T."

  New Management; Dependence on Key Personnel. The current management structure and the senior management team of the Company have been in place for a relatively short time. These individuals have not, therefore, been significantly involved in other than the most recent operating history of the Company. The Company's future success depends in large part on the continued service of its key management, sales, product development and operational personnel, and on its ability to continue to attract, motivate and retain highly qualified employees, including technical, managerial and sales and marketing personnel. The Company expects to continue to expand the number of employees engaged in sales, marketing and product development. The inability to hire and retain qualified personnel or the loss of the services of key personnel could have a material adverse effect upon the Company's current business, new product development efforts and future business prospects. Although the Company has entered into employment agreements with its key executives and certain senior managers and employees that contain covenants not to compete with the Company, there can be no assurance that the Company will be able to retain such key executives, senior managers and employees. If such personnel do not remain active in the Company's business, the Company's operations could be materially adversely affected. See "Business--Employees" and "Management."

  Operations Outside the United States. In 1995 and the first three months of 1996, the Company's sales outside the United States represented a significant portion of the Company's total revenues. The Company expects that non-U.S. operations will continue to account for a significant portion of its revenues and intends to continue to expand its operations outside of the United States. In addition, the Company is incorporated in the Republic of Ireland and its research and development organization is located outside the United States. The Company's business outside the United States is subject to risks such as fluctuations in exchange rates, difficulties or delays in developing and supporting non-English language versions of the Company's products, political and economic conditions in various jurisdictions, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations and longer accounts receivable payment cycles. There can be no assurance that such factors will not have a material adverse effect on the Company's revenues outside the United States or its overall financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 of Notes to Consolidated Financial Statements.

  Currency Fluctuations. While the Company's consolidated financial statements are prepared in United States dollars, the Company's Canadian subsidiary has a functional currency other than the United States dollar, and a significant portion of the Company's revenues are denominated in currencies other than the United States dollar. Fluctuations in exchange rates may have a material adverse effect on the Company's results of operations, particularly its operating margins, and could also result in exchange losses. The impact of future exchange rate fluctuations on the Company's results of operations cannot be accurately predicted. To date, the Company has not sought to hedge the risks associated with fluctuations in exchange rates, but may undertake such transactions in the future. The Company currently does not have a policy relating to hedging. There can be no assurance that any hedging techniques implemented by the Company would be successful or that the Company's results of operations will not be materially adversely affected by exchange rate fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Concentration of Ownership. Following this offering, the Company's executive officers, directors and their affiliates together will beneficially own approximately 45.1% of the outstanding Ordinary Shares of the Company (as determined in accordance with the rules of the Securities and Exchange Commission). The beneficial owners of a majority of the Company's outstanding Ordinary Shares voting in an election of directors may elect all directors nominated for election and may determine the outcome of certain corporate actions requiring shareholder approval irrespective of how other shareholders of the Company may vote. This concentration of ownership, therefore, may have the effect of delaying or preventing a change in control of the Company. See "Management," "Principal and Selling Shareholders" and "Description of Share Capital."

  Risk of Increasing Taxes. The Company has significant operations and generates a substantial portion of its taxable income in the Republic of Ireland and, under an incentive tax program due to terminate in 2010, is taxed on its "manufacturing income" at a 10% rate, which is substantially lower than United States tax rates. For Irish tax purposes, most of the Company's operating income earned in the Republic of Ireland is considered "manufacturing income." Other types of income such as income earned by the Company on its cash investments and income earned by Saville U.S. and Saville Canada are not considered "manufacturing income." To qualify for the 10% tax rate, the Company must satisfy certain conditions, including achieving target employment levels in the Republic of Ireland and rendering computer services there. Although the Company believes that it satisfies these conditions, there can be no assurance that the Company will continue to qualify for this 10% tax rate. If the Company could no longer qualify for this 10% tax rate or if the tax laws were rescinded or changed, the Company's net income could be materially adversely affected. In addition, if United States, Canadian or other foreign tax authorities were to challenge successfully the manner in which profits are recognized among the Company and its subsidiaries, the Company's effective tax rate could increase, and its cash flow and results of operations could be materially adversely affected. To date, no tax authority has challenged the manner in which profits are recognized among the Company and its subsidiaries, but there can be no assurance that such a challenge will not occur in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Taxation."

  Risks Associated with Intellectual Property. The Company regards its software products as proprietary and relies primarily on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect its proprietary rights. The Company generally enters into confidentiality agreements with its employees, consultants, clients and potential clients and limits access to, and distribution of, its proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's technology without authorization, or to develop similar technology independently. Furthermore, the laws of certain countries in which the Company sells its products do not protect the Company's software and intellectual property rights to the same extent as do the laws of the United States. The Company does not include in its software any mechanisms to prevent or inhibit unauthorized use, but generally requires the execution of an agreement that restricts copying and use of the Company's products. If unauthorized copying or misuse of the Company's products were to occur to any substantial degree, the Company's business and results of operations could be materially adversely affected. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

  Although the Company has not received any notices from third parties alleging infringement claims, there can be no assurance that third parties will not claim that the Company's current or future products infringe the proprietary rights of others. The Company expects that software developers will increasingly be subject to such claims as the number of products and competitors providing software and services to the telecommunications industry grows and overlaps occur. Any such claim, with or without merit, could result in costly litigation or might require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all. See "Business--Proprietary Rights and Licenses."

  Differences in Shareholders' Rights between United States and Irish Corporations. The Company is incorporated under the laws of the Republic of Ireland. The rights of holders of Ordinary Shares and, therefore, certain of the rights of ADS holders, are governed by Irish law, including the Companies Acts of the Republic of Ireland, and by the Company's Articles of Association and certain laws of the European Union. These rights differ in certain respects from the rights of shareholders in typical United States corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions. See "Description of Share Capital."

  Volatility of ADS Price. The market price of the Company's ADSs has increased significantly since the Company's initial public offering of ADSs in November 1995. See "Price Range of ADSs." The period since the initial public offering was marked by generally rising stock prices, favorable industry conditions and improved operating results of the Company, all of which are subject to change. The trading price of the ADSs could be subject to wide fluctuations in response to the announcement of operating results that differ from financial analysts' projections, changes in such projections, quarter-to-quarter variations in operating results, announcements of technological innovations or new products by the Company or its competitors and other events. In addition, in recent years the stock market in general, and the shares of technology companies in particular, have experienced extreme price and volume fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of the ADSs. The Company has not listed or applied for listing of the Ordinary Shares on any market in the United States or elsewhere, and it is not expected that a public market for the Ordinary Shares will develop after this offering. See "Price Range of ADSs" and "Underwriting."


  Shares Eligible for Future Sale. Sales of a substantial number of ADSs in the public market (by conversion of outstanding Ordinary Shares into ADSs or otherwise) following this offering could adversely affect the market price of the ADSs and could adversely affect the Company's ability to raise capital. Upon completion of this offering, approximately 17,676,406 Ordinary Shares will be outstanding. In addition to the 5,750,000 shares sold in the Company's initial public offering and the 3,100,000 shares offered hereby, approximately 72,105 shares have been registered on a Form S-8 registration statement and are eligible for sale in the public market without restriction. In addition, approximately 7,739,787 Ordinary Shares will be available for conversion into ADSs and sale in the public market in August 1996, and the remaining 1,014,514 will become available for conversion into ADSs and sale in the public market at various dates between January 1997 and November 1997, subject to compliance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Approximately 8,947,671 Ordinary Shares are subject to lock-up agreements with the representatives of the Underwriters under which the holders of such Ordinary Shares have agreed not to sell or otherwise dispose of any of their Ordinary Shares or ADSs for a period of 90 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated, which consent may be given at any time and without notice. In addition, the holders of 8,754,301 Ordinary Shares following this offering have the right under certain circumstances to require the Company to register under the Securities Act their shares for resale to the public. See "Management--Shares Options," "Shares Eligible for Future Sale" and "Underwriting."

  As of March 31, 1996, options to purchase an aggregate of 1,144,851 Ordinary Shares had been granted and were outstanding under the Company's 1995 Share Option Plan (the "1995 Option Plan"), of which 187,500 were then exercisable. In addition, options to purchase an aggregate of 691,448 Ordinary Shares had been granted pursuant to certain non-plan options, all of which are currently exercisable and eligible for resale pursuant to Rules 144 and 701. See "Management--Share Options" and "Shares Eligible for Future Sale--Options."


  Effect of Anti-Takeover Provisions. The Company's Articles of Association provide for a classified Board of Directors serving staggered terms of three years, which could delay or impede the removal of incumbent directors. In addition, Irish law requires that any action by written consent must be unanimous. These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of shareholders to approve transactions that they may deem to be in their best interests. See "Management--Board Composition and Compensation."

                                  THE COMPANY

  Saville was founded in 1982 in Canada as a message processing and billing software provider to telephone companies in Canada. The Company's United States office was added in 1991 and its European office was added in 1993. The Company currently provides billing solutions to telecommunications service providers serving markets around the world.

  On September 27, 1995, Saville Systems Canada, Ltd. ("Saville Canada") and Saville Systems U.S., Inc. ("Saville U.S.") became majority-owned subsidiaries of the Company. This restructuring was accomplished through the contribution of shares of Saville Canada and Saville U.S. to the Company by shareholders of the subsidiaries who previously beneficially owned identical percentages of all three companies and through the contribution of all shares of 2916746 Canada, Inc., a Canadian holding corporation whose only material asset is shares of stock in Saville Canada.

  Certain shares of Saville Canada and Saville U.S. were retained by Invoice Systems (Canada), Inc. ("Invoice Systems"). Over 94% of the voting securities of Invoice Systems are owned or controlled by Bruce A. Saville, the Company's founder and Chairman of the Board of Directors. At the time of the restructuring, Invoice Systems entered into a share restriction and contribution agreement with the Company, pursuant to which Invoice Systems is prohibited from selling or transferring any securities of the Company, unless it first contributes a proportionate percentage of its shares in each of the subsidiaries to the Company. In addition, Invoice Systems must contribute all of its remaining shares in the subsidiaries by September 1, 2005. Prior to this offering, the minority interest retained by Invoice Systems represented approximately 12% in each of the subsidiaries. Upon the sale of ADSs by Invoice Systems (for the benefit of Bruce A. Saville) in this offering and the corresponding contribution of shares in each of the subsidiaries, the minority interest will represent approximately 8% in each of the subsidiaries (approximately 8% if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Shareholders" and Notes 1 and 8 of Notes to Consolidated Financial Statements.

  The Company was incorporated in the Republic of Ireland in June 1993 as Saville Systems Ireland Limited, a private limited company. On November 9, 1995 the Company was re-registered as a public limited company and changed its name to Saville Systems PLC. Unless the context otherwise requires, references to the "Company" or to "Saville" are to Saville Systems PLC ("Saville Ireland") and its consolidated subsidiaries. The Company's principal executive office is located at IDA Business Park, Dangan, Galway, Ireland, and its telephone number at that address from the United States is (011) 353-9-152-6611. The address of the Company's United States subsidiary is 25 Burlington Mall Road, Sixth Floor, Burlington, MA 01803 and its telephone number at that address is (617) 270-6500. The address of the Company's Canadian subsidiary is 4445 Calgary Trail, Seventh Floor, Edmonton, AB Canada T6H 5R7 and its telephone number at that address is (403) 430-2000.

                            REPORTS TO SHAREHOLDERS

  The Company intends to furnish to its shareholders annual reports containing audited consolidated financial statements and a report thereon by its independent chartered accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim consolidated financial information. The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 100,000 ADSs representing 100,000 Ordinary Shares offered by the Company hereby are estimated to be $2,563,750 after deducting estimated underwriting discounts and commissions and offering expenses.

  The Company expects to use the net proceeds for working capital and general corporate purposes. Pending use of the net proceeds for the above purposes, the net proceeds of this offering will be invested in investment-grade, short-term, interest-producing investments, including governmental obligations and other money market instruments, or in dividend-producing investments in investment-grade companies.

                                DIVIDEND POLICY

  On September 25, 1995, the Company paid a cash dividend of $3.0 million on its Ordinary Shares, which it determined to pay primarily due to the incurrence of certain tax liabilities by its majority shareholders as a result of their ownership interests in the Company and the Company's classification at that time as a "Controlled Foreign Corporation." See "Taxation." Except for such payment, Saville has never declared or paid any cash dividends on its Ordinary Shares. The Company currently intends to retain all future earnings to finance future operations and therefore does not anticipate paying any cash dividends in the foreseeable future. Moreover, under the Companies Acts of the Republic of Ireland, dividends may only be paid out of the profits of the Company legally available for distribution. See "Description of Share Capital" and "Irish Exchange Control Regulations."

                              PRICE RANGE OF ADSS

  The Company's ADSs have been traded on the Nasdaq National Market under the symbol "SAVLY" since November 16, 1995. Each ADS represents one Ordinary Share of the Company. Prior to November 16, 1995, neither the ADSs nor the Company's Ordinary Shares were publicly traded. Neither the ADSs nor the Ordinary Shares of the Company are traded on any market, foreign or domestic, other than the trading of ADSs on the Nasdaq National Market. The following table sets forth, for the periods indicated, the high and low sale prices of the ADSs as reported on the Nasdaq National Market.

                                                                 HIGH     LOW
                                                                ------- -------
1995
  Fourth Quarter
   (November 16, 1995 to December 29, 1995).................... $17.375 $ 9.50
1996
  First Quarter................................................ $19.00  $13.875
  Second Quarter
   (April 1, 1996 to May 16, 1996)............................. $34.75  $18.625

  On May 16, 1996, the last reported sale price of the Company's ADSs was $32.25 per ADS. The depositary for the ADRs representing the ADSs is the Bank of New York (the "Depositary"), 48 Wall Street, New York, New York 10286. On May 16, 1996, the Company had approximately 31 holders of Ordinary Shares of record. The Depositary is the holder of record of the Ordinary Shares evidenced by the ADSs.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1996 and as adjusted to reflect the sale by the Company of 100,000 ADSs representing 100,000 Ordinary Shares offered by the Company hereby and the application of the estimated net proceeds therefrom as described in "Use of Proceeds" and the reduction in the minority interest from 12% to approximately 8% in each of the subsidiaries as a result of the sale of ADSs by Invoice Systems (for the benefit of Bruce A. Saville) and the corresponding contribution of shares in each of the subsidiaries of the Company. This table should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus.

                                                             MARCH 31, 1996
                                                           --------------------
                                                                     PRO FORMA
                                                                        AS
                                                           ACTUAL   ADJUSTED(2)
                                                           -------  -----------
                                                             (IN THOUSANDS)
Current portion of long-term debt......................... $    84    $    84
                                                           =======    =======
Long-term debt (excluding current portion)................      --         --
                                                           -------    -------
Shareholders' equity:
  Ordinary Shares, $0.0025 par value; 40,000,000 shares
   authorized; 17,576,406 shares issued and outstanding;
   17,676,406 issued and outstanding as adjusted(1).......      44         44
  Deferred Shares, IR(Pounds)1.00 par value; 30,000 shares
   authorized, issued and outstanding.....................      48         48
  Additional paid-in capital..............................  23,591     26,180
  Retained earnings.......................................   9,286      9,286
  Cumulative translation account..........................     (49)       (49)
                                                           -------    -------
    Total shareholders' equity............................  32,920     35,509
                                                           -------    -------
     Total capitalization................................. $32,920    $35,509
                                                           =======    =======

- --------
(1) Excludes 1,836,299 Ordinary Shares reserved for issuance upon exercise of options outstanding as of March 31, 1996 at a weighted average exercise price of $6.61 per Ordinary Share (of which options to purchase 422,213 Ordinary Shares were then exercisable). See "Management--Share Options."
(2) Excludes any proceeds to the Company from the possible exercise of options to purchase up to 77,000 Ordinary Shares by certain Selling Shareholders in connection with this offering.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data set forth below have been derived from the consolidated financial statements of the Company for the periods indicated, which, except in the case of the consolidated financial statements for the year ended December 31, 1991 and the three months ended March 31, 1995 and 1996, have been audited by Ernst & Young, independent auditors. Management believes that the unaudited consolidated financial statements for the year ended December 31, 1991 and the unaudited interim consolidated financial statements for the three months ended March 31, 1995 and 1996 reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the financial data for such periods. Results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the entire year. This selected consolidated financial data should be read in conjunction with the audited Consolidated Financial Statements and the Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus.

                                                                     THREE MONTHS
                                                                         ENDED
                                YEARS ENDED DECEMBER 31,               MARCH 31,
                         ------------------------------------------ ---------------
                          1991     1992     1993     1994    1995    1995    1996
                         -------  -------  -------  ------- ------- ------- -------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS
 OF INCOME (LOSS) DATA:
 Revenues:
 Services............... $ 4,097  $ 4,967  $ 8,857  $17,597 $25,084 $ 5,845 $ 9,032
 License fees...........     --       --       452    2,476   5,212   1,617   1,523
                         -------  -------  -------  ------- ------- ------- -------
   Total revenues.......   4,097    4,967    9,309   20,073  30,296   7,462  10,555
                         -------  -------  -------  ------- ------- ------- -------
 Costs and expenses:
 Cost of services.......   2,531    2,989    5,038    8,640  12,221   2,878   4,478
 Cost of license fees...     --       --         9       31      65      14      22
 Sales and marketing....     267      239      862    1,391   1,519     333     637
 Research and
  development...........     --       --       --       184   1,591     133     860
 General and
  administrative........   1,799    2,022    3,385    2,971   6,784   1,403   2,321
                         -------  -------  -------  ------- ------- ------- -------
   Total costs and
    expenses............   4,597    5,250    9,294   13,217  22,180   4,761   8,318
                         -------  -------  -------  ------- ------- ------- -------
 Income (loss) from
  operations............    (500)    (283)      15    6,856   8,116   2,701   2,237
 Other income
  (expense), net........     (32)     (45)       7      252     208      75     243
                         -------  -------  -------  ------- ------- ------- -------
 Income (loss) before
  income taxes..........    (532)    (328)      22    7,108   8,324   2,776   2,480
 Provision for income
  taxes.................      (5)       8       32    1,597   1,872     732     440
                         -------  -------  -------  ------- ------- ------- -------
 Income (loss) before
  minority interest.....    (527)    (336)     (10)   5,511   6,452   2,044   2,040
 Minority interest
  share in
  subsidiaries' net
  income (loss)(1)......     (66)       7      (23)     154      70       6      (2)
                         -------  -------  -------  ------- ------- ------- -------
 Net income (loss)...... $  (461) $  (343) $    13  $ 5,357 $ 6,382 $ 2,038 $ 2,042
                         =======  =======  =======  ======= ======= ======= =======
 Net income (loss) per
  share................. $ (0.03) $ (0.02) $  0.00  $  0.34 $  0.40 $  0.13 $  0.11
                         =======  =======  =======  ======= ======= ======= =======
 Dividends per share....     --       --       --       --  $  0.19     --      --
                         =======  =======  =======  ======= ======= ======= =======
 Shares used in
  computing net income
  (loss) and dividends
  per share ............  15,667   15,667   15,667   15,721  16,151  15,797  18,685
                         =======  =======  =======  ======= ======= ======= =======

                                          DECEMBER 31,
                               -------------------------------------- MARCH 31,
                                1991    1992    1993    1994   1995     1996
                               ------  ------  ------  ------ ------- ---------
                                         (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
 DATA:
 Cash and cash equivalents.... $   28  $   14  $  697  $3,509 $23,772  $21,449
 Working capital (deficiency).   (137)   (238)    (13)  5,800  28,109   29,767
 Total assets.................  1,471   1,606   3,207   9,857  36,031   38,822
 Long-term debt (excluding
  current portion)............    352     560     --      689      44      --
 Total shareholders' equity
  (deficit)...................    (87)   (468)    189   5,452  30,924   32,920

- --------
(1) In connection with the restructuring of the Company effected in September 1995, certain shares of the Company's Canadian and United States subsidiaries were retained by Invoice Systems. Invoice Systems has agreed not to sell or transfer any securities of the Company, unless it contributes a proportionate number of shares in each of the subsidiaries to the Company. Invoice Systems must contribute all of its shares in the subsidiaries no later than September 1, 2005. Prior to the initial public offering of the ADSs in November 1995 and prior to this offering, the minority interest retained by Invoice Systems represented approximately 15% and 12%, respectively, in each of the subsidiaries, which amounts have been reflected in the consolidated financial data contained herein. Upon the sale of ADSs by Invoice Systems (for the benefit of Bruce A. Saville) in this offering and the corresponding contribution of shares in each of the subsidiaries, the minority interest will represent approximately 8% in each of the subsidiaries (approximately 8% if the Underwriters' over-allotment option is exercised in full). See "The Company," "Principal and Selling Shareholders" and Notes 1 and 8 of Notes to Consolidated Financial Statements.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company creates innovative, high quality, customized billing solutions for service providers in the global telecommunications industry. The Company utilizes its library of proprietary software to provide its customers with customized, flexible, cost-effective billing systems. Saville typically continues its relationships with customers by implementing new systems as the customers enter new service categories or geographic markets and by further developing and enhancing installed systems in response to its customers' needs. In addition, Saville offers its customers the option of having Saville operate the billing system in one of the Company's in-house service bureaus.

  The Company's strategy is to continue targeting growth-oriented telecommunications service providers by leveraging its multi-market experience and to establish and maintain long-term relationships with its customers. The successful implementation of the Company's strategy has resulted in revenue growth over the comparable preceding period of 115.6% and 50.9% in 1994 and 1995, respectively, and of 41.5% in the three months ended March 31, 1996. A significant portion of the Company's revenues has been concentrated among its four largest customers: AT&T, Energis, Sprint and Unitel. These customers, in the aggregate, accounted for 73.4% of total revenues in 1995 and 73.0% of total revenues for the three months ended March 31, 1996.

  The Company derives revenues from two sources: services and license fees. Revenues from services relate (i) primarily to the development of new systems and enhancement of existing installed systems and related customer maintenance and training, which is largely billed on a time and materials basis, and (ii) to a lesser extent, service bureau operations, whereby a customer contracts with the Company to operate its billing system in a Company-maintained service bureau. Service revenues accounted for 95.1%, 87.7%, 82.8% and 85.6% of total revenues for 1993, 1994 and 1995 and the three months ended March 31, 1996, respectively. The Company recognizes revenues from services in the period in which the services are provided. License fees comprise the remainder of the Company's revenues and are largely recognized at the time of delivery of the product to the customer, provided that the Company has no significant related obligations or collection uncertainties remaining. Where there are significant obligations related to the development and enhancement of the software installed, license fees are recorded over the expected term of the related contracts. As a result, the amount of revenues realized by the Company from license fees in a particular period depends largely on the number of product installations during that period, and the extent to which any significant obligations are outstanding.

  Cost of services is comprised primarily of the salaries and benefits of software development, technical, service bureau and client service personnel. It also includes operating costs of computer equipment and travel expenses.

  Cost of license fees consists of the royalty expense for use by the Company of software that the Company has developed for clients and that is incorporated into the Company's base software.

  Sales and marketing expenses consist of the salaries and benefits of those employees involved in this function as well as related travel and promotional expenses.

  Research and development expenses are comprised of the salaries and benefits of the employees involved in internal software development. Prior to 1994, Company software was developed for customer applications, and related expenses were included in costs of services for those periods. In 1994, the Company commenced internally funded research and development efforts. To date, the Company has not capitalized any software development costs.

  General and administrative expenses consist mainly of the salaries and benefits of management and administrative personnel and general office administration expenses (rent and occupancy, telephone and other office supply costs) of the Company. It also includes training and recruitment expenses for all employees, professional fees and depreciation.

  In connection with the restructuring of the Company effected in September 1995, certain shares of Saville U.S. and Saville Canada were retained by Invoice Systems. Over 94% of the voting securities of Invoice Systems are owned or controlled by Bruce A. Saville, the Company's founder and Chairman of the Board of Directors. Immediately after the restructuring, the minority interest retained by Invoice Systems represented approximately 15% in each of the subsidiaries, which interest was reduced to approximately 12% following the Company's initial public offering in November 1995, and these amounts have been reflected in the Consolidated Financial Statements and consolidated financial data included herein. Invoice Systems has agreed not to sell or transfer any securities of the Company, unless it contributes a proportionate number of shares in each of the subsidiaries to the Company, and in any event to contribute all of its remaining interest in the subsidiaries to the Company by September 1, 2005. As a result of the sale of ADSs by Invoice Systems (for the benefit of Bruce A. Saville) in this offering and the corresponding contribution of shares in each of the subsidiaries to the Company, the minority interest will be reduced to approximately 8% (approximately 8% if the Underwriters' over-allotment option is exercised in full). No assurance can be made as to the rate at which the remaining minority interest will be contributed to the Company, if at all, prior to September 1, 2005.

  The Company earns significant taxable income in the Republic of Ireland, the "manufacturing income" of which is taxed at a rate substantially lower than tax rates in the United States and Canada. The Company anticipates that it will continue to benefit from this tax treatment until the treatment terminates in 2010, although the extent of the benefit could vary from period to period, and there can be no assurance that the Company's tax situation will not change. See "Risk Factors--Risk of Increasing Taxes."

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated the percentage of total revenues represented by certain items in the Company's Consolidated Statements of Income.

                                          PERCENTAGE OF TOTAL REVENUES
                                      -----------------------------------------
                                         YEARS ENDED       THREE MONTHS ENDED
                                        DECEMBER 31,            MARCH 31,
                                      -------------------  --------------------
                                      1993   1994   1995     1995       1996
                                      -----  -----  -----  ---------  ---------
Revenues:
 Services...........................   95.1%  87.7%  82.8%      78.3%      85.6%
 License fees.......................    4.9   12.3   17.2       21.7       14.4
                                      -----  -----  -----  ---------  ---------
  Total revenues....................  100.0  100.0  100.0      100.0      100.0
                                      -----  -----  -----  ---------  ---------
Costs and expenses:
 Cost of services...................   54.0   43.0   40.3       38.5       42.4
 Cost of license fees...............    0.1    0.2    0.2        0.2        0.2
 Sales and marketing................    9.3    6.9    5.0        4.5        6.0
 Research and development...........    0.0    0.9    5.3        1.8        8.2
 General and administrative.........   36.4   14.8   22.4       18.8       22.0
                                      -----  -----  -----  ---------  ---------
  Total costs and expenses..........   99.8   65.8   73.2       63.8       78.8
                                      -----  -----  -----  ---------  ---------
Income from operations..............    0.2   34.2   26.8       36.2       21.2
 Other income, net..................    0.0    1.3    0.7        1.0        2.3
                                      -----  -----  -----  ---------  ---------
Income before income taxes..........    0.2   35.5   27.5       37.2       23.5
 Provision for income taxes.........    0.3    8.0    6.2        9.8        4.2
                                      -----  -----  -----  ---------  ---------
Income (loss) before minority inter-
 est................................   (0.1)  27.5   21.3       27.4       19.3
 Minority interest share in subsidi-
  aries' net income (loss)..........   (0.2)   0.8    0.2        0.1        0.0
                                      -----  -----  -----  ---------  ---------
 Net income.........................    0.1%  26.7%  21.1%      27.3%      19.3%
                                      =====  =====  =====  =========  =========

THREE MONTHS ENDED MARCH 31, 1995 AND 1996

  Revenues. Total revenues increased 41.5% from $7.5 million in the three months ended March 31, 1995 to $10.6 million in the three months ended March 31, 1996. The growth in total revenues resulted from increased demand for the Company's services.

  Services. Service revenues increased 54.5% from $5.8 million in the three months ended March 31, 1995 to $9.0 million in the three months ended March 31, 1996. The increase in service revenues was primarily due to increased demand for software enhancements from existing clients and, to a lesser extent, customizations for new clients.

  License Fees. License fee revenues remained relatively constant at $1.6 million in the three months ended March 31, 1995 compared to $1.5 million in the three months ended March 31, 1996. License fee revenues are largely dependent on the number of installations in the period.

  Cost of Services. Cost of services increased 55.6% from $2.9 million in the three months ended March 31, 1995 to $4.5 million in the three months ended March 31, 1996, but remained relatively constant as a percentage of service revenues, increasing slightly from 49.2% to 49.6% over the same periods, respectively. The increase in expenses was primarily due to additional personnel hired to support the increased volume of business.

  Cost of License Fees. Cost of license fees increased 57.1% from $14,000 in the three months ended March 31, 1995 to $22,000 in the three months ended March 31, 1996. This increase was due to employee sales commissions earned on a new installation, partially offset by a reduction in royalties paid to a third party in connection with certain license fees.

  Sales and Marketing. Sales and marketing expenses increased 91.3% from $333,000 in the three months ended March 31, 1995 to $637,000 in the three months ended March 31, 1996. This increase was primarily due to the expansion of the Company's sales force in the latter half of 1995. The Company anticipates that continued expansion of its sales force in North America and its intention to establish a stronger sales presence in Europe will increase its sales and marketing expenses through the remainder of 1996.

  Research and Development. Research and development expenses increased from $133,000 in the three months ended March 31, 1995 to $860,000 in the three months ended March 31, 1996. This increase was due to increased development efforts by the Company in creating new and enhanced billing and customer care products. To date, the Company has not capitalized any software development costs. The Company intends to continue to increase its investment in research and development efforts in the future and expects that research and development expenses will increase as a percentage of revenues in future periods.

  General and Administrative. General and administrative expenses increased 65.4% from $1.4 million in the three months ended March 31, 1995 to $2.3 million in the three months ended March 31, 1996. This increase was attributable to the costs of building infrastructure to support the growth in the Company's employee base and the expansion of the Company's business.

  Other Income (Expense), Net. Other income (expense), net primarily includes interest income, interest expense and foreign exchange gains and losses. Other income, net of other expenses, increased 224.0% from $75,000 in the three months ended March 31, 1995 to $243,000 in the three months ended March 31, 1996. This increase was primarily the result of interest earned on cash and cash equivalents from the net proceeds from the Company's initial public offering in November 1995.

  Provision for Income Taxes. The Company recorded a tax provision of $732,000 in the three months ended March 31, 1995 representing a 26.4% effective tax rate compared to $440,000 representing a 17.7% effective tax rate in the three months ended March 31, 1996. The Company's effective tax rate is largely dependent on the proportion of the Company's income earned in different tax jurisdictions. The

Company is currently eligible for a 10% tax rate on "manufacturing income" earned in the Republic of Ireland. The rate is not available for other types of income such as income earned by the Company on its cash investments. This eligibility is the reason that the Company's effective tax rate is below the Irish standard rate of 38%, and below the statutory rates of Canada and the United States. There can be no assurances that the Company will continue to be eligible for this 10% tax rate in future periods. See "Risk Factors--Risk of Increasing Taxes" and "Taxation."

YEARS ENDED DECEMBER 31, 1994 AND 1995

  Revenues. Total revenues increased 50.9% from $20.1 million in 1994 to $30.3 million in 1995. A substantial portion of the growth in total revenues resulted from an increase in revenues from the Company's existing client base. Both service and license fee revenues increased as described below.

  Services. Service revenues increased 42.5% from $17.6 million in 1994 to $25.1 million in 1995. The increase was due to more developmental programming services being provided to existing clients by way of enhancements to existing installations and through development of new projects for clients on both AS/400 and UNIX platforms. Service bureau revenues also contributed to this overall increase as service bureau revenues increased 46.9% from $2.6 million in 1994 to $3.8 million in 1995, due to growth in existing service bureau clients' call traffic and, to a lesser extent, to new clients choosing to utilize the Company's service bureaus.

  License Fees. License fee revenues increased 110.5% from $2.5 million in 1994 to $5.2 million in 1995. Two new AS/400 installations were completed in 1995 and three license fees were earned on two partially completed UNIX projects and one partially completed AS/400 project. The remainder of the fees on these incomplete projects are expected to be earned in the first half of 1996 as the Company completes the development and enhancement for these projects. In addition, during 1995, the Company continued to earn license fees with respect to installations made in prior years as the Company completed certain work on such installations resulting in additional license fees.

  Cost of Services. Cost of services increased 41.4% from $8.6 million in 1994 to $12.2 million in 1995, but decreased slightly as a percentage of service revenues from 49.1% to 48.7%. The increase in total expenses was primarily due to additional personnel hired during the period to support the growth of the Company's business.

  Cost of License Fees. Cost of license fees increased 109.7% from $31,000 in 1994 to $65,000 in 1995 due to the increase in license fees earned by the Company which, in turn, required the Company to pay additional royalties.

  Sales and Marketing Expenses. Sales and marketing expenses increased 9.2% from $1.4 million in 1994 to $1.5 million in 1995, but decreased as a percentage of total revenues from 6.9% to 5.0%. Sales and marketing expenses in 1994 included a settlement payment of $740,000 related to the termination of a service contract for marketing of the Company's software with a former executive and shareholder. Excluding this settlement payment, sales and marketing expenses increased $868,000 and increased as a percentage of total revenues from 3.2% to 5.0%. The increase in 1995 was due primarily to the development of a direct sales force within North America.

  Research and Development Expenses. Prior to 1994, Company software was developed for customer applications, and related expenses were included as part of cost of services in those periods. Research and development expenses increased from $184,000 in 1994 to $1.6 million in 1995. In 1994, the Company commenced internally funded research and development efforts. This increase is attributable to additional development efforts undertaken during 1995 with respect to the UNIX-based billing software being developed jointly with AT&T, and continued internally funded research and development efforts on the AS/400 product.

  General and Administrative Expenses. General and administrative expenses increased 128.3% from $2.9 million in 1994 to $6.8 million in 1995. These expenses also increased as a percentage of total revenues from 14.8% to 22.4%. This increase in expenses was primarily attributable to the growth in the business of the Company. Significant areas in which the Company increased spending included the addition of senior and middle management, employee training, relocation to larger office space in both Edmonton and Toronto and general expenses related to an increased number of employees. In addition, in 1995 the Company recorded an allowance for doubtful accounts of $370,000 and compensation expenses of $95,000 in connection with certain options that were granted to employees having an exercise price below the then fair market value.

  Other Income (Expense), Net. Other income decreased 17.5% from $252,000 in 1994 to $208,000 in 1995. The Company's increased profitability, and the proceeds from the Company's public offering in 1995 resulted in the Company having substantially higher cash balances which, in turn, generated greater interest income. This increase in income was partially offset, however, by foreign exchange losses.

  Provision for Income Taxes. The Company recorded a tax provision of $1.6 million in 1994, representing an effective tax rate of 22.5%, as compared to a provision of $1.9 million in 1995, representing an effective tax rate of 22.4%. The rate may vary period to period due to income being earned in different jurisdictions. The Company is currently eligible for a 10% tax rate on "manufacturing income" earned in the Republic of Ireland. The rate is not available for other types of income, such as income earned by the Company on its cash investments. This eligibility is the reason that the Company's effective tax rate is below the Irish standard rate of 38%, effective April 1, 1995, and below the statutory rates of Canada and the United States. There can be no assurance that the Company will continue to be eligible for this 10% tax rate. See "Risk Factors--Risk of Increasing Taxes" and "Taxation."

YEARS ENDED DECEMBER 31, 1993 AND 1994

  Revenues. Total revenues increased 115.6% from $9.3 million in 1993 to $20.1 million in 1994. A substantial portion of the growth in total revenues resulted from an increase in revenues from AT&T and the addition of Energis as a significant customer. Both service and license fee revenues increased as described below.

  Services. Service revenues increased 98.7% from $8.9 million in 1993 to $17.6 million in 1994. Prior to 1993, the Company began its involvement with two major U.S. telecommunications service providers as well as Canada's second largest long distance carrier. In late 1993, the Company commenced development in Europe for its fourth major client. The increase in service revenues in 1994 was primarily attributable to the increase in both developmental programming services and service bureau operations for this European client and the Company's other major clients in 1994.

  License Fees. Until 1993, the Company did not charge a license fee to its clients. License fee revenues increased 447.8% from $452,000 in 1993 to $2.5 million in 1994. The increase in license fees from 1993 to 1994 was due to two new site installations of billing software in 1994 for which development and enhancement was ongoing throughout the year. In addition, license fees earned in 1994 on an installation made in 1993 increased from prior year amounts due to a change in the formula used to calculate the fee and the increase in the call volume. The balance of license fee revenues in 1994 related to an installation made by the Company in 1993 with additional license fee payment requirements as the Company completed additional work on that installation.

  Cost of Services. Cost of services increased 71.5% from $5.0 million in 1993 to $8.6 million in 1994. As a percentage of service revenues, however, cost of services decreased from 56.9% to 49.1%. The dollar increases in cost of services were primarily due to additional personnel hired to support the growth in the Company's business. Cost of services decreased as a percentage of service revenues as a result of a change in the sales mix weighted towards higher-margined services.

  Cost of License Fees. The Company began to recognize cost of license fees during 1993 at the same time that it began to recognize license fee revenues. Cost of license fees increased 244.4% from $9,000 in 1993 to $31,000 in 1994 due to the increase in license fees earned by the Company which, in turn, required the Company to pay additional royalties.

  Sales and Marketing Expenses. Sales and marketing expenses increased 61.4% from $862,000 in 1993 to $1.4 million in 1994. Sales and marketing expenses of $1.4 million in 1994 included a $740,000 settlement payment in connection with the termination of a services contract for marketing of the Company's software with a former executive and shareholder. Excluding this settlement payment, sales and marketing expenses decreased 24.5% from $862,000 in 1993 to $651,000 in 1994. As a percentage of revenues, sales and marketing expenses decreased from 9.3% to 6.9%. The 1993 expenses included substantial consulting service fees paid to a former executive and shareholder with respect to his involvement in sales and marketing. Those consulting services terminated in the first half of 1994 (resulting in the settlement payment described above). The current Chairman of the Board of the Company was primarily responsible for sales and marketing during 1994. Accordingly, a substantial portion of sales and marketing expenses for 1994 was an allocation of the compensation paid to the Chairman of the Board for his time spent on sales and marketing.

  Research and Development Expenses. Prior to 1994, Company software was developed for customer applications, and related expenses were included as part of cost of services in those periods. In 1994, the Company commenced internally funded research and development efforts. Research and development expenses were $184,000 in 1994. This amount was primarily attributable to development efforts undertaken with respect to the UNIX-based billing software being developed jointly with AT&T.

  General and Administrative Expenses. General and administrative expenses decreased 12.2% from $3.4 million in 1993 to $3.0 million in 1994. As a percentage of total revenues, these expenses decreased from 36.4% to 14.8%. In 1994, the Company recorded compensation expense of $12,000 in connection with certain options that were granted to employees having an exercise price below the then fair market value. The relatively higher general and administrative expenses in 1993, as compared to 1994, was attributable to a number of factors, including $1.4 million in management bonuses paid primarily to the former President and, at that time, majority shareholder of the Company (currently serving as Chairman of the Board), largely offset by higher management salaries, bonuses, recruitment fees incurred in connection with the search for a new senior management team for the Company, professional fees incurred in connection with the completion of contracts with significant new clients, and increases in general and administrative expenses to support the growth in the Company's business.

  Other Income (Expense), Net. Other income increased from $7,000 in 1993 to $252,000 in 1994 primarily due to the Company's higher profits in 1994 which resulted in greater cash reserves earning interest during that period and because of foreign currency gains.

  Provision for Income Taxes. In 1993, the tax provision of the Company was $32,000 and in 1994 the tax provision was $1.6 million. The Company's effective tax rate in 1994 was 22.5%. The Company did not begin operations in the Republic of Ireland until 1993, and as a result, the 1993 tax provision relates to the entity which is now the Company's Canadian subsidiary. The Company is eligible for a 10% tax rate on "manufacturing income" earned in the Republic of Ireland. This rate is not available for other types of income, such as income earned by the Company on its cash investments. This eligibility is the reason that the Company's effective tax rate is below the Irish standard rate of 38%, effective April 1, 1995, and below the statutory rates of Canada and the United States. There can be no assurance that the Company will continue to be eligible for this 10% tax rate. See "Risk Factors--Risk of Increasing Taxes" and "Taxation."

QUARTERLY INFORMATION

  The following table presents selected unaudited consolidated financial information for the Company's last nine quarters, as well as the percentage of the Company's total revenues represented by each item. In the opinion of the Company's management, this unaudited information reflects all adjustments, consisting only of normal recurring adjustments, necessary to present fairly this information when read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The Company's operating results for any one quarter are not necessarily indicative of results for any future period.

                                                            QUARTER ENDED
                         -------------------------------------------------------------------------------------
                         MARCH 31, JUNE 30, SEPT. 30, DEC. 31, MARCH 31, JUNE 30, SEPT. 30, DEC. 31  MARCH 31,
                           1994      1994     1994      1994     1995      1995     1995     1995      1996
                         --------- -------- --------- -------- --------- -------- --------- -------  ---------
                                                            (IN THOUSANDS)
Revenues:
 Services...............  $3,723    $4,282   $4,524    $5,068   $5,845    $6,549   $5,807   $6,883    $ 9,032
 License fees...........     216       463      926       871    1,617     1,054    1,239    1,302      1,523
                          ------    ------   ------    ------   ------    ------   ------   ------    -------
  Total revenues........   3,939     4,745    5,450     5,939    7,462     7,603    7,046    8,185     10,555
                          ------    ------   ------    ------   ------    ------   ------   ------    -------
Costs and expenses:
 Cost of services.......   1,861     1,944    2,164     2,671    2,878     2,957    2,930    3,456      4,478
 Cost of license fees...       6         5       10        10       14        15       24       12         22
 Sales and marketing....     192       879      133       187      333       332      370      484        637
 Research and
  development...........       8        45       63        68      133       289      553      616        860
 General and
  administrative........     418       630      834     1,089    1,403     1,666    1,687    2,028      2,321
                          ------    ------   ------    ------   ------    ------   ------   ------    -------
  Total costs and
   expenses.............   2,485     3,503    3,204     4,025    4,761     5,259    5,564    6,596      8,318
                          ------    ------   ------    ------   ------    ------   ------   ------    -------
Income from operations..   1,454     1,242    2,246     1,914    2,701     2,344    1,482    1,589      2,237
 Other income (expense),
  net...................      (3)       54      --        201       75        57        8       68        243
                          ------    ------   ------    ------   ------    ------   ------   ------    -------
Income before income
 taxes..................   1,451     1,296    2,246     2,115    2,776     2,401    1,490    1,657      2,480
 Provision for income
  taxes.................     397       152      530       518      732       475      388      277        440
                          ------    ------   ------    ------   ------    ------   ------   ------    -------
Income before minority
 interest...............   1,054     1,144    1,716     1,597    2,044     1,926    1,102    1,380      2,040
 Minority interest share
  in subsidiaries' net
  income (loss).........      98        10       46       --         6        37       48      (21)        (2)
                          ------    ------   ------    ------   ------    ------   ------   ------    -------
  Net income............  $  956    $1,134   $1,670    $1,597   $2,038    $1,889   $1,054   $1,401    $ 2,042
                          ======    ======   ======    ======   ======    ======   ======   ======    =======

                                                             QUARTER ENDED
                         -------------------------------------------------------------------------------------
                         MARCH 31, JUNE 30, SEPT. 30, DEC. 31, MARCH 31, JUNE 30, SEPT. 30, DEC. 31, MARCH 31,
                           1994      1994     1994      1994     1995      1995     1995      1995     1996
                         --------- -------- --------- -------- --------- -------- --------- -------- ---------
Revenues:
 Services...............    94.5%    90.2%     83.0%    85.3%     78.3%    86.1%     82.4%    84.1%     85.6%
 License fees...........     5.5      9.8      17.0     14.7      21.7     13.9      17.6     15.9      14.4
                           -----    -----     -----    -----     -----    -----     -----    -----     -----
  Total revenues........   100.0    100.0     100.0    100.0     100.0    100.0     100.0    100.0     100.0
                           -----    -----     -----    -----     -----    -----     -----    -----     -----
Costs and expenses:
 Cost of services.......    47.2     41.0      39.7     45.0      38.5     38.9      41.6     42.2      42.4
 Cost of license fees...     0.2      0.1       0.2      0.2       0.2      0.2       0.3      0.2       0.2
 Sales and marketing....     4.9     18.5       2.4      3.2       4.5      4.4       5.3      5.9       6.0
 Research and
  development...........     0.2      0.9       1.2      1.1       1.8      3.8       7.9      7.5       8.2
 General and
  administrative........    10.6     13.3      15.3     18.3      18.8     21.9      23.9     24.8      22.0
                           -----    -----     -----    -----     -----    -----     -----    -----     -----
  Total costs and
   expenses.............    63.1     73.8      58.8     67.8      63.8     69.2      79.0     80.6      78.8
                           -----    -----     -----    -----     -----    -----     -----    -----     -----
Income from operations..    36.9     26.2      41.2     32.2      36.2     30.8      21.0     19.4      21.2
 Other income (expense),
  net...................    (0.0)     1.1       0.0      3.4       1.0      0.8       0.1      0.8       2.3
                           -----    -----     -----    -----     -----    -----     -----    -----     -----
Income before income
 taxes..................    36.9     27.3      41.2     35.6      37.2     31.6      21.1     20.2      23.5
 Provision for income
  taxes.................    10.1      3.2       9.8      8.7       9.8      6.3       5.5      3.4       4.2
                           -----    -----     -----    -----     -----    -----     -----    -----     -----
Income before minority
 interest...............    26.8     24.1      31.4     26.9      27.4     25.3      15.6     16.8      19.3
 Minority interest share
  in subsidiaries' net
  income (loss).........     2.5      0.2       0.8      0.0       0.1      0.5       0.7     (0.3)      0.0
                           -----    -----     -----    -----     -----    -----     -----    -----     -----
  Net income............    24.3%    23.9%     30.6%    26.9%     27.3%    24.8%     14.9%    17.1%     19.3%
                           =====    =====     =====    =====     =====    =====     =====    =====     =====

  The Company's quarterly operating results have in the past and may in the future vary significantly depending on factors such as increased competition, the size and timing of significant client projects and license fees, cancellations of significant projects by customers, changes in operating expenses, changes in Company strategy, personnel changes, foreign currency exchange rates and general economic factors. See "Risk Factors--Fluctuations in Quarterly Operating Results."

  The Company's expense levels are based, in part, on its expectations as to future revenues. If revenue levels are below expectations, operating results are likely to be adversely affected. Net income may be disproportionately affected by a reduction in revenues because a proportionately smaller amount of the Company's expenses varies with its revenues. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

  During 1995 and the first three months of 1996, the Company made significant investments in personnel and infrastructure to support anticipated future growth. These strategic investments have adversely impacted earnings in the second half of 1995 and the first quarter of 1996, and the Company expects that these strategic investments will continue to impact earnings in the short term.

LIQUIDITY AND CAPITAL RESOURCES

  Cash and cash equivalents decreased $2.3 million from $23.7 million at December 31, 1995 to $21.4 million at March 31, 1996. The decrease was primarily due to an increase in accounts receivable. Funds were also used to purchase fixed assets and to repay capital lease obligations.

  As of March 31, 1996 the Company had $12.7 million in net accounts receivable. As of April 29, 1996, the Company had collected 29.5% of the balance. Approximately $397,000 of the balance remaining outstanding is greater than 180 days old. The age of the accounts as of March 31, 1996 was comparable with recent quarters.

  As of May 1, 1996, the Company had no material commitments for capital expenditures. The Company believes that the net proceeds from the sale of the ADSs in this offering, together with existing cash balances and funds generated by operations, will be sufficient to meet its anticipated liquidity and working capital requirements for at least the next twelve months.

FOREIGN CURRENCY EXPOSURE

  Sales outside of the United States represented a significant portion of the Company's total revenues in 1995 and the first three months of 1996. A substantial amount of the Company's revenues derived from sales outside the United States are invoiced and paid in currencies other than the United States dollar, primarily Pounds Sterling and Canadian dollars. The impact of foreign currency translation has not been material to the Company's operations. See "Risk Factors--Currency Fluctuations."

RECENTLY ISSUED ACCOUNTING STANDARDS

  The Financial Accounting Standards Board has issued SFAS 123 "Accounting for Stock Based Compensation." which is effective for the Company's December 31, 1996 year end. SFAS 123 allows an entity to continue the application of the accounting prescribed by Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued To Employees," however, pro forma footnote disclosures of net income and earnings per share, as if SFAS 123 had been applied are required. The Company intends to continue its current accounting under APB No. 25 and provide the required pro forma footnote disclosures commencing with its fiscal 1996 year end financial statements.

                                   BUSINESS

  Saville creates innovative, high quality, customized billing solutions for service providers in the increasingly competitive global telecommunications industry. The Company's billing systems are designed to enable these service providers to quickly bring new offerings in voice, video and data communications to market, while billing accurately and reliably for these services. Working closely with its customers, Saville utilizes its library of proprietary software applications to provide each customer with a customized, flexible and cost-effective billing solution. The Company has typically continued to serve as a billing partner for its customers by implementing new systems as the customer enters new service categories or geographic markets, and by further developing and enhancing the customer's installed systems in response to changes in the customer's service offerings, marketing strategies and network technology. In addition, Saville offers its customers the option of having Saville operate the billing system in one of the Company's in-house service bureaus.

  The Company's systems are designed to operate in a multiservice environment, capable of billing local exchange, long distance and wireless (cellular, paging and satellite) telecommunications services for service providers offering programs with subscribers numbering in the thousands to subscribers numbering in the millions. Saville's billing systems may be implemented to support discrete service offerings of large telecommunications service providers, including industry-leading customers such as AT&T and Sprint, or as the complete billing system of emerging and small- to medium-sized telecommunications service providers, including customers such as Energis, a United Kingdom long distance carrier, and Frontier, a local exchange carrier serving Rochester, New York.

INDUSTRY BACKGROUND

  The Telecommunications Industry

  The telecommunications services industry in the United States generated over $190 billion in revenue in 1994 and is becoming increasingly competitive due to deregulation and the development of new service technologies. Competition in this market began to increase in 1984 when AT&T was required to divest its local telephone operations, and the long distance market was opened to new entrants. By 1994, there were over 500 long distance service providers in a market that was primarily dominated by AT&T a decade earlier. New long distance competitors, such as MCI Communications Corp. ("MCI") and Sprint, initially competed by providing discounted service and later by offering new features and services, such as customized usage-based calling plans. As a result of increased competition, consumer long distance rates have been reduced by over 60% from 1984 to 1994 while overall long distance industry revenues have increased from $38.8 billion in 1984 to $67.4 billion in 1994.

  Local exchange primarily remains a regulated market. Improved switching technology is permitting local exchange telecommunications service providers to offer a variety of new features and services to their customers such as caller ID, call waiting, voice mail and others. New service-based technologies, which facilitated the commercial introduction of cellular telephony in the mid-1980's and the current licensing of radio frequencies allocated for Personal Communications Services ("PCS"), have substantially increased the complexity and variety of telecommunications services, as providers seek to compete and differentiate themselves with enhanced telecommunications service offerings.

  The Telecommunications Act of 1996 is expected to increase competition in the telecommunications service market in the United States by allowing local, long distance and cable companies to offer competing services, provided they meet specified regulatory benchmarks. Many service providers are expected to compete by offering multiple services, including combinations of local exchange, long distance, wireless and data communications services, to customers in single geographic markets.

  Internationally, privatization and deregulation are resulting in increased international competition and the emergence of newly authorized telecommunications service providers. For example, approximately

150 new communications licenses were granted in the United Kingdom during the period between 1991 and 1995. When new markets are opened to competition, local and emerging service providers within these markets typically compete for market share with more established carriers, such as AT&T and British Telecommunications PLC, initially by providing access to service and then by providing competitive prices and introducing new features and services. In addition, technological advances and global expansion by multinational service providers are opening markets in less developed countries to enhanced telecommunications services and competition.

  As a result of these factors, telecommunications service providers are differentiating themselves by being more responsive to customers and by expanding the number of telecommunications services and features they offer. These trends, in turn, have created the need for sophisticated and flexible billing solutions. Telecommunications service providers can compete only if they are able to efficiently and accurately bill customers for the varied services and features they provide.

  Telecommunications Billing

  Telecommunications billing is the process of collecting and pricing customer telecommunications usage in order to generate residential and business telephone invoices for local, long distance and wireless service. Billing systems typically interact with most aspects of the telecommunications network and generally incorporate data collection, processing and invoice generation. The billing function continues to evolve from primarily a service support function to a revenue enhancement tool used to differentiate services, such as competitive long distance rate plans offered by AT&T, Sprint, MCI and others. Within the regulated local exchange market, billing systems support features made available by new switching technologies such as caller ID, call waiting and voice mail. The rapid pace of technological change coupled with the emphasis on time to market for new services and features places a significant burden on the telecommunications service provider to install and then modify its billing system quickly. This has created significant demand for software that can perform all functions in a timely, accurate, cost-effective manner for a variety of services.

  Established telecommunications service providers have existing billing systems, many of which are maintained in-house. Frequently, however, these systems were designed prior to deregulation to provide a single-service billing function. These older systems generally are difficult to maintain and modify and often do not meet the multiple and evolving needs of the telecommunications service provider. Many of these service providers are therefore seeking to replace or augment their in-house billing systems through outsourced billing solutions.

  Many emerging telecommunications service providers lack billing systems. One of the primary challenges that these newer service providers face is to bring new services to market quickly. They typically focus their capital resources on developing networking and switching technology and on creating marketable services rather than on creating billing systems. These providers typically seek external billing solutions because efficient, flexible billing solutions are often too costly and time consuming to develop internally.

THE SAVILLE SOLUTION

  Saville provides advanced billing solutions that address a spectrum of billing and customer care functions, ranging from sales support and order processing, through actual invoice calculation and production to management reporting and marketing analysis. The Company's billing systems are designed to enable telecommunications service providers to meet their primary competitive objectives, including:

     . Reducing costs of development, implementation, operation and enhancement of core systems

     . Reducing time to market for new services and features

     . Improving marketing and planning through better customer information

     . Enhancing customer retention by providing accurate and useful information to customers

  Saville has developed, and continuously refines, its sophisticated base software applications, which it combines and customizes to meet the current and evolving requirements of its customers. The Company develops close, ongoing relationships with its customers to identify customer needs, and then designs and implements a customized billing solution that can operate on a stand-alone basis or interface with a provider's existing billing system. Saville typically continues to work closely with its customers after initial implementation, particularly as customers require additional customized billing applications that enable them to offer new features and services, expand into additional geographic markets or operate with new network technologies and protocols. In addition, the Company provides ongoing support, maintenance and training related to the customer's billing system. Saville also offers its customers the option of retaining the Company to operate all or part of the customized billing system at a Company-maintained service bureau.

  In order to meet the significant technological challenges in developing and implementing telecommunications billing software, as of March 31, 1996, 315 of Saville's 447 employees were dedicated primarily to software development. The experience and expertise of Saville's personnel enable Saville to provide billing solutions for the varied requirements of the Company's global client base, which includes local exchange, long distance and wireless service providers, as well as providers of other specialty applications, such as data communications and audio- and video-conferencing services. The Company has developed relationships with customers ranging from small service providers to industry leaders such as AT&T and Sprint. Based on its experience with these customers, the Company believes that it is a leader in providing billing software systems for small- to medium-sized telecommunications service providers as well as to large telecommunications service providers that utilize the Company's software and services to support new market expansions or as an integral component of a larger billing system.

STRATEGY

  The Company's objective is to be a market leader in providing billing solutions to the global telecommunications industry. The critical elements of the Company's strategy include:

  Develop and Maintain Long-Term Customer Relationships. Saville seeks to establish and maintain long-term working relationships with its customers, which enable the Company to gain an ongoing understanding of customer needs. The implementation of features that meet these needs makes the Company's billing solutions a critical competitive component of the customer's service offering. This customer-driven focus is key to creating a loyal customer base and providing product direction. In 1995, 99.0% of the Company's total revenues was derived from service providers who were customers in 1994.

  Focus on Growth-Oriented Telecommunications Service Providers and Leverage Existing Multi-Market Experience. The Company's marketing emphasis is on two types of telecommunications service providers. First, the Company focuses on existing providers who are either replacing their older billing systems, augmenting their existing systems to support new features and services or adding new billing systems to enable them to expand into new geographic markets. Second, the Company focuses on emerging providers that are expected to offer new types of services such as PCS or that are entering existing service markets newly opened to competition. These emerging providers require sophisticated and flexible billing solutions like the Company's that can be deployed on a timely and cost-effective basis. In addition, as the telecommunications industry continues to evolve, with individual providers offering more diverse services, these providers require increasingly flexible billing systems. The Company believes that its experience in providing billing services to multiple markets within the telecommunications industry, including local exchange, long distance and wireless, provides it with a significant competitive advantage.

  Expand Internal Software Development. Saville is focusing its internal software development on capturing and refining its existing software features into Company-standard software modules, which are designed to work together and serve as the base for further customized systems. In addition, the Company plans to expand the number of features available in its modules. The Company expects that this effort will reduce the amount of customization required for each system and enable customers to initiate services more rapidly. The Company believes that these improvements will be particularly important for the more complex billing requirements expected to arise as the telecommunications market converges and single providers offer a more varied array of services.

  Expand Direct Sales and Develop Strategic Relationships. The Company has recently begun to invest significantly in the development of a direct sales force and sales support organization to focus on new customer opportunities in North America and Europe. The Company is also seeking to create additional strategic distribution and marketing alliances as a means of expanding new business opportunities and entering new markets. For example, the Company provides billing solutions to divisions of AT&T and Sprint in a number of markets now being addressed by those divisions.

  Support Leading Hardware Platforms. Saville intends to continue to develop and support software for the IBM AS/400 platform, which is widely used throughout the telecommunications industry and which the Company believes will continue to be a leading platform for telecommunications billing systems. The Company also recently completed joint development with AT&T of a UNIX-based billing system, which the Company believes will offer additional opportunities to provide billing solutions through AT&T. See "--Customers--AT&T" and "-- Material Contracts--AT&T." In addition, the Company is also developing a UNIX-based billing system for use on personal computers or workstations by small wireless local-loop telecommunications service providers, particularly in developing countries such as China.

  Develop and Offer Complementary Customer Applications. The Company's long-term strategy includes the expansion of its product offerings to include software applications complementary to the billing system. The Company's software currently interfaces with other aspects of the customer's operating systems. To the extent the Company successfully expands its suite of software products, the Company believes that it can take advantage of its established position in the billing systems market and leverage its existing customer accounts and distribution channels to promote the sale of new product offerings.

PRODUCTS AND SERVICES

  The Company's primary business is the development and subsequent delivery or operation of billing solutions to meet its customers' specific needs. Due to the flexibility inherent in the Company's software and the expertise of its software development personnel, the Company is able to develop solutions that allow service providers to bill for multiple services on a single invoice. This functionality is key to enabling telecommunications service providers to offer on a cost-effective basis multiple services such as local, long distance, cellular and data communications.

  The Company's customer relationships typically begin with the Company providing, on a time and materials basis, system design, customization and installation services. After the system is in operation, the Company continues the relationship by providing upgrading, ongoing system management and system enhancement to accommodate new telecommunications services and technologies. The customer can choose either to operate the billing system directly, resulting in a license fee to the Company, or may choose to retain the Company to perform all or a substantial part of the customer's billing operations in a Company- maintained service bureau, resulting in ongoing processing fees.

  Software Applications Modules

  The Company uses its library of proprietary software to provide each of its customers with a customized billing solution. The Company's software makes extensive use of relational databases, which allow billing rates and other key parameters to be changed without reprogramming the software code. The Company's software may be grouped into four general categories: Customer Care, Event Processing, Billing and Post Billing. These categories include hundreds of discrete software functionalities.

  Customer Care. Customer care enables the customer service representative to interact with the customer and input, maintain and access customer information beginning at the customer's initial service request and continuing through the conclusion of service. Key functionalities within this application include:

            Customer Initiation           Switch Interface
            Bill Cycle Assignment         Customer History
            Phone Number Assignment       Invoice Messaging
            Calling Card Assignment       System Notation
            Inventory Administration      Directory Listing
            Customer Hierarchy            Lead Generation and Management
            Customer Search               Customer Information Maintenance

  Event Processing. Event processing encompasses the collection, conversion and rating of customer call detail records used in the production of the service invoice. Key functionalities within this application include:

            Data Collection               Rating
            Data Distribution             Reporting
            Conversion/Reformatting       Error Management
            Validation                    External Interfaces
            Guiding

  Billing. Billing integrates customer usage-based charges with recurring charges and other credits and adjustments to create the periodic service invoice. Key functionalities within this application include:

            Multiple Bill Pulls           Auto Balancing
            Rerating                      Recurring Charges
            Discounting                   Taxation
            Invoice Generation            Quick Invoicing
            Invoice Hierarchy             Management Reporting
            Multi-Currency                Revenue Reporting
            Multi-Language

  Post Billing. Post billing is the primary interface with the service provider's accounting system and relates to the invoicing and remittance of the periodic service invoice. Key functionalities within this application include:

            Payment Processing            Financial Reporting
            Adjustments                   Commissioning
            Deposit and Deposit Interest  Accounting Interface
            Accounts Receivable           Trouble Reporting
            Collections and Treatment

  Development and Enhancement Services

  Saville provides ongoing development and enhancement services to nearly all of its customers on a time and materials basis. The Company establishes a relationship with a customer at the design stage, when the Company assists the customer in designing the required billing system based on the customer's market segment, network configuration and protocols and other customer-specific requirements. The Company then develops customized applications of the Company's base software for the customer. Once the Company develops a billing system, its relationship with the customer usually continues with ongoing development, maintenance, training, systems analysis and further expansion of systems to accommodate new products and technologies. Frequently, a customer will initially retain Saville because of its ability to develop and install a basic billing system in a relatively short time and then continue to retain Saville to develop enhancements for the installed system. As of March 31, 1996, the Company had 20, 185 and 110 employees providing ongoing development and enhancement services in its Galway, Edmonton and Toronto facilities, respectively.

  Service Bureaus

  A customer of the Company may elect to contract with the Company to operate its billing system in a Company-maintained service bureau. In a typical service bureau arrangement, the Company develops the customer's billing system and installs it in one of the Company's technical data centers. The customer then transmits its customer usage data to the Company, or the Company obtains the information directly from the switch. In either case, the Company processes and rates the information using the billing system developed for the customer and then either (i) transmits the processed and rated information to a third party or the customer for printing and mailing or, less frequently,
(ii) prints and mails the invoice.

  Customers are charged a negotiated fee for utilizing the Company's service bureaus. This fee is typically comprised of a charge per invoice produced and a charge per call based on the amount and type of information contained in the bill's call detail record. The Company's service bureau contracts typically have three-year terms.

SALES AND MARKETING AND CUSTOMER SUPPORT

  Historically, the Company's sales and marketing activities were handled by a small group of senior executives of the Company whose experience in the telecommunications industry, coupled with Saville's reputation for providing high-quality software solutions, resulted in "word-of-mouth" sales. More recently, the Company has established a direct sales organization to support the sales and marketing activities of senior executives. The Company's sales strategy is to pursue strategic relationships with its customers through a consultative sales process, working closely with customers to understand and define their needs and determine how they can be addressed by the Company's products. The Company, through ongoing sales, maintenance, training and systems analysis activities, maintains close contact with its existing customers in order to determine the customers' evolving requirements for updates and enhancements to their billing systems. For new customers, the Company generally has a lengthy sales cycle that typically requires involvement of the Company's senior executives and systems design personnel.

  The Company's sales force focuses on local exchange, long distance and wireless (cellular, satellite, paging and PCS) opportunities primarily in North America. The Company believes that it has significant growth opportunities outside North America due to increased deregulation and the resulting competition in these markets. To date, the Company has primarily pursued these opportunities through certain of its existing customers who are expanding into other markets around the world. The Company plans to continue to expand its sales and marketing efforts in these markets through the expansion of its direct sales force, particularly in its Galway, Ireland location, and through the establishment of additional strategic distribution and marketing alliances. During 1993, 1994, 1995 and the three months ended March 31, 1996, sales by Saville Ireland and Saville Canada represented approximately 85.8%, 95.1%, 84.6% and 79.3%, respectively, of the Company's total revenues. A significant portion of sales by Saville Ireland are made to United States-based customers. United States-based customers who purchase products from either Saville Ireland or Saville U.S. may, in turn, deploy the products sold to them outside of the United States. See Note 11 of Notes to Consolidated Financial Statements.

  The Company has technical support capabilities in Canada and the Republic of Ireland. The Company is expanding its customer service and support capabilities to provide technical support to its customers on a 24-hour per day, 7-day per week basis. The Company believes that it is essential to provide a high level of reliable service to customers in order to solidify customer relationships and to be the vendor of choice when new services or system expansions are sought by its customers.

  In October 1995, the Company entered into a non-binding letter of intent with General Electric Capital Corporation ("GE Capital") to form a strategic marketing alliance. Under the anticipated terms of the alliance, which the Company and GE Capital are still negotiating, GE Capital and the Company would jointly offer turnkey billing solutions to telecommunications service providers in North America. GE Capital would provide billing fulfillment services such as bill printing, remittance processing and recovery services. Saville would develop, install and manage the billing software for the alliance's customers on an exclusive basis. Both companies would provide sales and service support. Because the Company and GE Capital are still negotiating the terms of this alliance, there can be no assurance that they will enter into a definitive agreement or that the alliance will be of benefit to the Company.

CUSTOMERS

  The Company provides its software and services to a range of telecommunications service providers, including those providing local exchange, long distance, wireless, and audio- and video-conferencing services. The Company's typical customers are small- to medium-sized telecommunications service providers that require complete billing systems, and large service providers that require the Company's software and services to support new market expansions or as integral components of larger billing systems.

  During 1995 and the first three months of 1996, the Company's four largest customers accounted for approximately 73.4% and 73.0%, respectively, of the Company's total revenues. AT&T, Energis and Unitel each accounted for over 10% of the Company's total revenues in 1995, and AT&T and Sprint accounted for 49.3% and 12.0%, respectively, of the Company's total revenues in the first three months of 1996. See "Risk Factors--Reliance on Significant Customers."

  A description of the types of work performed and services provided by the Company for certain of its customers follows.

  AT&T

  AT&T is the largest telecommunications company in the United States. The Company began its relationship with AT&T in 1993 by providing domestic billing services. The Company currently provides domestic or international billing services to four divisions of AT&T. The Company worked with AT&T to develop the billing system for a program designed to provide AT&T calling cards to international telecommunications customers with direct billing to the user's commercial credit card. The Company also developed a single feature, inexpensive method of billing AT&T's small business customers. The Company provides ongoing support and service for this software. The Company has also recently developed UNIX-based billing software jointly with AT&T. See "-- Strategy" and "--Material Contracts."

  Ed Tel Inc. ("Ed Tel")

  Ed Tel is an Edmonton-based public telecommunications provider owned by Telus Corp. The Company began designing a long distance billing system for Ed Tel in 1982. The Company continues to provide ongoing support and maintenance to Ed Tel. See "--Material Contracts."

  Energis

  The Company has been working with Energis since 1994, when Energis began providing long distance services in the United Kingdom. The Company developed a complete turnkey billing system for

Energis to support its entry into the long distance market. The Company also provided on-site facilities management to Energis, including systems maintenance, technical support and operational staffing. See "--Material Contracts."

  Sprint

  In 1994, Sprint was the third largest long distance service provider in the United States. The Company has provided domestic and international billing services to Sprint for the past three years. For one division of Sprint, the Company provides long distance billing systems to international subsidiaries of Sprint and expects to continue to support Sprint's entry into certain new international markets. For a second division, the Company implemented an automated billing system that manages the on-demand use of video conferencing products and services, including network usage, access fees, equipment purchases and other charges. See "--Material Contracts."

  Unitel

  In 1992, the Company began working with Unitel, Canada's second largest long distance carrier, to develop a billing system that would support both residential and small business customers. The Company enhanced its base software modules to support Unitel's entrance into the Canadian long distance market. The Company has continued to upgrade and enhance this billing system for Unitel since installation in order to bill for new features, such as calling card billing, and to interface with other network technology and operating systems. See "--Material Contracts."

  Frontier

  Frontier is a local exchange carrier located in Rochester, New York, the first competitive local exchange market in the United States. Frontier contracted with the Company in September 1994 to provide domestic billing services that integrate local, long distance and cellular services on a single invoice. Saville operates the billing system through its Toronto service bureau under a three year agreement.

COMPETITION

  The market for telecommunications billing systems is highly competitive, and the Company expects this competition to increase. The Company competes with both independent providers of billing systems and services and with the internal billing departments of telecommunications service providers. The Company expects that the continued growth of the telecommunications industry will encourage new competitors to enter the telecommunications billing market in the future.

  The Company believes that the principal competitive factors in its market include responsiveness to client needs, timeliness of implementation, quality of service, price, project management capability and technical expertise. The Company also believes that its ability to compete depends in part on a number of competitive factors outside its control, including the development by others of software that is competitive with the Company's services and products, the price at which competitors offer comparable services and products, the extent of competitors' responsiveness to customer needs and the ability of the Company's competitors to hire, retain and motivate key personnel.

  In addition, the Company competes with a number of companies that have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition than the Company. As a result, the Company's competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than can the Company.

PROPRIETARY RIGHTS AND LICENSES

  The Company does not currently hold any patents and relies upon a combination of statutory and common law copyright, trademark and trade secret laws to establish and maintain its proprietary rights to its products. The Company believes that, because of the rapid pace of technological change in the telecommunication and software industries, the legal protections for its products are less significant factors in the Company's success than the knowledge, ability and experience of the Company's employees, the frequency of product enhancements and the timeliness and quality of support services provided by the Company.

  The Company generally enters into confidentiality agreements with its employees, consultants, clients and potential clients and limits access to, and distribution of, its proprietary information. Use of the Company's software products is usually restricted to specified locations and is subject to terms and conditions prohibiting unauthorized reproduction or transfer of the software products. The Company also seeks to protect the source code of its software as a trade secret and as a copyrighted work. See "Risk Factors-- Risks Associated with Intellectual Property."

EMPLOYEES

  As of March 31, 1996, the Company employed a total of 447 employees. None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and believes that its employee relations are good.

PROPERTIES

  The Company leases office space at the following locations: Galway, Toronto, Edmonton and Burlington, Massachusetts. The Galway office is the Company's corporate headquarters and is used for software development and customer support. The Burlington office is primarily used for sales and marketing, corporate development and finance. The Edmonton and Toronto locations are primarily used for software development, customer support and service bureau operations.

  The following shows information concerning the Company's leased facilities:

    LOCATION                                    SQUARE FOOTAGE LEASE EXPIRATION
    --------                                    -------------- -----------------
    Galway, Ireland............................      4,000         April 1, 2004
    Burlington, Massachusetts..................      2,977     November 30, 1996
    Edmonton, Alberta..........................     38,060        April 30, 2000
    Toronto, Ontario...........................     19,626      January 31, 2005
    Toronto, Ontario...........................     42,958         June 30, 2005

  The Company believes that its facilities are adequate for its current needs and that suitable additional space will be available as required.

MATERIAL CONTRACTS

  The following is a summary of certain of the Company's material contracts:

  AT&T

  In January 1994, the Company entered into a five year agreement with AT&T (the "AT&T Agreement") pursuant to which the Company licenses its existing AS/400-based billing software to AT&T in connection with billing systems to be provided by the Company to AT&T. Pursuant to the AT&T Agreement, the Company has jointly developed with AT&T UNIX-based telecommunications billing software.

  The AT&T Agreement provides that for each project in which AT&T utilizes the Company's AS/400-based software, AT&T must retain the Company to install and maintain the software. AT&T is not, however, required to license any minimum amount of the Company's base software. To the extent AT&T hires the Company to install its base software, AT&T must pay to the Company license and development fees as well as other fees for the particular services provided by the Company.

  Under the AT&T Agreement, the Company maintains its ownership interest in the AS/400 base software licensed to AT&T, and AT&T owns any additional applications developed specifically for AT&T. The jointly-developed UNIX product is jointly owned by AT&T and the Company. AT&T and the Company may also agree, prior to creation of additional applications for either platform, that those applications will be jointly owned. The AT&T Agreement provides AT&T and the Company the right to use the other party's technology; however, AT&T has agreed not to license the Company's AS/400 base software and other technology to certain of the Company's competitors specified in the AT&T Agreement, and the Company has agreed not to license AT&T's technology to AT&T's competitors in certain countries. Furthermore, the Company and AT&T have each agreed not to license jointly-owned technology (including the UNIX-based software developed by the parties) to certain of their respective competitors as specified in the AT&T Agreement.

  After the initial five-year period, the AT&T Agreement will automatically renew for two successive twelve month periods. The AT&T Agreement may be terminated by either party upon 30 days written notice after January 1, 1996, provided that all work then in progress must either be completed or terminated. The AT&T Agreement may also be terminated at any time upon 45 days notice by the non-defaulting party upon a material default by the other party.

  Ed Tel

  Pursuant to a Marketing and License Agreement between Ed Tel and the Company, effective as of January 1, 1992, the Company licenses certain technology from Ed Tel, which technology represents a portion of the Company's core billing software. Saville Canada is required to pay royalties to Ed Tel based on a percentage of the annual increase in total revenues of Saville Canada over Saville Canada's base revenue established in 1991. The original agreement expired on December 31, 1995. The Company has entered into a five year extension of this agreement with royalties fixed at CDN$50,000 (approximately $37,000 at March 29, 1996) annually during the extension period. The Company has also agreed not to provide telecommunications billing services in Alberta to other service providers so long as the Company is providing core processing services to Ed Tel. Ed Tel may terminate the agreement upon 15 days notice upon a breach of the agreement by the Company.

  The Company has also entered into a Core Processing Agreement with Ed Tel effective January 1, 1992, whereby the Company provides service bureau functions, including data processing for third parties, as well as software development and provision of licensed software to Ed Tel. Ed Tel may terminate this agreement upon four months notice to the Company.

  Energis

  The Company has entered into an agreement with Energis whereby the Company agreed to install the Company's billing and record keeping software on Energis computer equipment under a perpetual and irrevocable license granted by the Company to Energis to use such software in the United Kingdom. In addition, the Company agreed to develop, at the request of Energis from time to time and based on Energis' functional specifications, certain customized billing, rating and customer interface software, which will be owned by Energis. The Company also entered into a Support and Maintenance Agreement with Energis to provide maintenance and support services for the software licensed and developed thereunder. The Support and Maintenance Agreement is terminable by Energis after January 1, 1996 by giving three months' written notice and by the Company after October 8, 1997 by giving twelve months' written notice.

  Sprint

  The Company has entered into two agreements with entities affiliated with Sprint. First, the Company has entered into an agreement with Sprint Communications Company, L.P. ("Sprint Communications") whereby the Company has developed an invoice, billing and customer interface system for use with the video teleconferencing services provided by Sprint Video Group, a division of Sprint, and provides certain rating, billing and reporting services on a remote batch processing basis for Sprint's video teleconferencing services. The Company also agreed to grant to Sprint Communications a fully paid-up, non-exclusive license to use the Company's base billing, rating and customer interface software for a one- time payment of a license fee.

  This agreement, effective May 24, 1993, is renewable by mutual agreement of the parties. Sprint Communications may terminate the agreement upon 90 days written notice. If not terminated, the agreement will continue until May 24, 1996. The Company is in the process of negotiating an extension to this agreement, however, there can be no assurance that the parties will enter into such an extension.

  The Company also entered into an agreement with Sprint International Communications Corporation ("Sprint International") pursuant to which the Company has developed and provided Sprint International with a billing system for its affiliated non-U.S. telecommunications service providers for the long distance market and has assisted Sprint International in operating these systems through a service bureau arrangement. In addition, the Company has agreed, at the request of Sprint International from time to time, to make enhancements to the software in connection with the modifications and supplements to the services to be provided thereunder and the extension of services to other international markets. The Company will retain proprietary rights in the base software and related enhancements, but has agreed not to license the software developed specifically for Sprint International to a third party without the prior consent of Sprint International. The Company also granted Sprint International an option to purchase a perpetual, non-exclusive, non-transferable license from the Company to use the Company's software in the United Kingdom.

  This agreement continues until April 19, 1997 and will continue for successive renewal terms of one year each, unless otherwise terminated by either party upon notice given at least 90 days prior to the end of the initial or renewal term.

  Unitel

  The Company entered into a development and support agreement with Unitel pursuant to which the Company has developed a billing system to support both residential and small commercial customers and created certain customer-specific applications owned by Unitel. The parties also entered into a software license agreement by which the Company licensed to Unitel its base software and the documentation relating to any enhancements made pursuant to this agreement. The development and support agreement continues until July 1998. This agreement may be terminated by Unitel if the concurrent software license agreement between the parties is terminated, and by either party upon a default by the other party.

LEGAL PROCEEDINGS

  The Company is not party to any legal proceedings.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The directors and executive officers of the Company are as follows:

              NAME                AGE                    POSITION
              ----                ---                    --------
Bruce A. Saville.................  51 Chairman of the Board of Directors
John J. Boyle, III...............  49 President, Chief Executive Officer and
                                       Director
Marc J. Venator..................  39 Chief Financial Officer
Padraig W. Kenny.................  35 Managing Director, Ireland
John J. Kiley....................  40 Senior Vice President, Sales and Marketing
Michael A. Shulist...............  40 Senior Vice President, Operations
John A. Blanchard, III...........  53 Director
Brian E. Boyle(1)................  48 Director
William F. Cunningham(1)(2)......  51 Director
Richard A. Licursi(2)............  48 Director
Fergus G. McGovern...............  67 Director
David P. Mixer(1)(2).............  44 Director
James B. Murray, Jr..............  49 Director
John W. Sidgmore.................  44 Director

- --------
(1) Member of Compensation Committee.
(2) Member of Audit Committee.

  Mr. Saville founded the Company in 1982 and served as the Company's President and Chief Executive Officer until becoming the Company's Chairman of the Board of Directors in August 1994. Prior to founding the Company, Mr. Saville served as the General Manager of Compu/Data Ltd., a computer service bureau, from 1976 until 1982. From 1974 to 1976, Mr. Saville served as Manager of Systems and Procedure for Northern Telephone Limited, a telephone company. Prior to that time, Mr. Saville was a programmer and Programmer/Systems Analyst for Goodyear Tire & Rubber Company and then for the Canada System Group (CSG).

  Mr. John J. Boyle has served as the Company's President and Chief Executive Officer since August 1994. From 1981 to August 1994, Mr. Boyle served in various management positions with CSC Intelicom, a global supplier of information technology, most recently as Senior Vice President of Work Process/ Network Practice. Prior to 1981, Mr. Boyle held various management positions with New England Telephone & Telegraph Company over the course of 14 years.

  Mr. Venator has been Saville's Chief Financial Officer since joining the Company in April 1995. From March 1992 to April 1995, Mr. Venator was Corporate Controller for Systems Software Associates, Inc., a provider of applications software to industrial businesses worldwide. Mr. Venator served as Manager, Corporate Financial Reporting for the Quaker Oats Company, a manufacturer of foods, pet foods and beverages, from November 1988 to March 1992. Prior to November 1988, Mr. Venator served for three years as Manager, Corporate Reporting of Gould, Inc., and for seven years with Coopers & Lybrand in various audit positions.

  Mr. Kenny has served as Managing Director, Ireland since joining the Company in May 1995. From March 1990 to May 1995, Mr. Kenny served in various positions with AT&T, most recently as Project Manager of AT&T wireless services. Prior to 1990, Mr. Kenny served for 12 years with Telecom Eireann, a telecommunications operating company in the Republic of Ireland, most recently as Head of Marketing in the International Division.

  Mr. Kiley has served as Senior Vice President, Sales and Marketing of the Company since October 1995. From January 1994 to September 1995, Mr. Kiley served as President and Chief Operating Officer of

Performance Software, Inc., a provider of commercial UNIX server based automated software testing products and services. From November 1992 to November 1993, Mr. Kiley served as Vice President, Consulting of Oracle Corp., a provider of systems integration, application development and consulting services. From January 1979 to November 1992, Mr. Kiley served in a variety of positions, including most recently Vice President Eastern Sales, with Comshare Inc., a software provider.

  Mr. Shulist has served as Senior Vice President, Operations of the Company since March 1995. From June 1991 to March 1995, Mr. Shulist served in various positions with Unitel, a long distance provider in Canada, most recently as Vice President of Customer and Network Maintenance. Mr. Shulist was a Director in charge of Customer Services Development at Bell Canada, a telecommunications company, from August 1990 to June 1991.

  Mr. Blanchard has been a director of the Company since December 1994. Since May 1995, Mr. Blanchard has served as President and Chief Executive Officer of Deluxe Corporation, a publicly-held company that manufactures banking forms. From January 1994 through April 1995, he served as Executive Vice President of General Instrument Corporation, a publicly-held electronics systems and components company. From April 1991 through May 1993, Mr. Blanchard served as Chairman and Chief Executive Officer of Harbridge Merchant Services, a privately-held credit card processing company. Between 1965 and 1990, Mr. Blanchard held a variety of senior executive positions with AT&T. Mr. Blanchard is also a director of Telular Corp., a publicly-held communications equipment manufacturing company.

  Mr. Brian E. Boyle has been a director of the Company since January 1995. Since January 1994, Mr. Boyle has served in various positions and is currently Vice Chairman of Boston Communications Group, Inc., a wireless communications company. From July 1990 to September 1993, Mr. Boyle served as Chief Executive Officer of Credit Technologies, Inc., a supplier of customer application software for the cellular telephone industry. Prior to 1990, Mr. Boyle founded and operated a number of ventures servicing the telecommunications industry, including APPEX Corp. (now EDS Personal Communications Division, a division of EDS Corporation, a global telecommunications service company) and Leasecomm Corp., a micro-ticket leasing company. Mr. Boyle is also a director of several private companies.

  Mr. Cunningham has been a director of the Company since March 1995. Mr. Cunningham is a senior partner with McGovern, Hurley, Cunningham, a Toronto-based chartered accounting firm, which he co-founded in 1984. Mr. Cunningham is a member of the Canadian Institute of Chartered Accountants, the Canadian Tax Foundation and the Estate Planning Council of Toronto.

  Mr. Licursi has been a director of the Company since December 1994. In June 1994, Mr. Licursi founded Phoenix Wireless Group, Inc., a developer of software-based systems and services for wireless telecommunications, and currently serves as its President and Chief Executive Officer. From November 1992 to June 1994, Mr. Licursi served as Senior Vice President of the Worldwide Telecom Delivery Unit of SHL Systemhouse, Inc., a telecommunications billing software provider. Mr. Licursi served as President of Abraxus International, Inc., a telecommunications consulting company, from February 1991 to November 1992 and prior to February 1991, Mr. Licursi served as President of Cincinnati Bell Information Systems, Inc, a telecommunications company.

  Mr. McGovern has been a director of the Company since June 1995. From January 1989 until his retirement in April 1994, Mr. McGovern was Chief Executive Officer of Telecom Eireann, a national telecommunications operating company in the Republic of Ireland. Mr. McGovern has also served on the Executive Committee of the Confederation of Irish Industry, as Chairman and President of the Irish Management Institute, as Trustee of the International Institute of Communications and as Chairman of Cablelink, the largest cable television company in the Republic of Ireland. He is currently a director of the Irish Gas Board (a state-owned national gas utility) and a member of the Board of the Graduate School of Business of University College Dublin.

  Mr. Mixer has been a director of the Company since April 1994. Since its inception in March 1989, Mr. Mixer has been a Managing Director of Columbia Capital Corporation, a Virginia-based investment services company specializing in the telecommunications industry. Since 1988, Mr. Mixer has also been the President of Bay Cellular, a cellular communications company. Mr. Mixer is a member of the Board of Directors of Telular Corporation.

  Mr. Murray has been a director of the Company since January 1994. Since its inception in March 1989, Mr. Murray has been a Managing Director of Columbia Capital Corporation and since January 1995, has been a director of The Columbia Group Incorporated. From January 1990 to January 1993, Mr. Murray was also the President of Randolph Cellular Corp., a cellular communications company. Mr. Murray is a member of the Board of Directors of several privately-held telecommunications companies, including GO Communications Corporation, Merrick Tower Corporation, Contact New Mexico, Inc. and Columbia Spectrum Management, Inc.

  Mr. Sidgmore has been a director of the Company since December 1994. Since June 1994, Mr. Sidgmore has been the President and Chief Executive Officer and director of UUNet Technologies, Inc., a provider of worldwide internet services. From 1989 to June 1994, Mr. Sidgmore served as President and Chief Executive Officer of CSC Intelicom. From 1975 to 1989, Mr. Sidgmore was employed by General Electric Information Services ("GEIS"), a provider of telecommunications and computing services and a division of General Electric Co., where he was Vice President and General Manager of GEIS North America.

  Executive officers of the Company are elected by and serve at the discretion of the Board of Directors. There are no family relationships among any of the executive officers or directors of the Company.

BOARD COMPOSITION AND COMPENSATION

  Under Irish company law, the Company must have a minimum of two directors. The Company's Articles of Association set the maximum number of directors of the Company at twelve, which number may be changed by a resolution of the shareholders. The Company's Articles of Association divide the Company's Board of Directors into three classes and provide that the members of each class of Directors will serve for staggered three-year terms. The Board currently consists of three Class I Directors (Messrs. Cunningham, Mixer and McGovern), four Class II Directors (Messrs. Blanchard, Brian Boyle, Licursi and Sidgmore) and three Class III Directors (Messrs. John Boyle, Murray and Saville), whose initial terms will expire upon the election and qualification of directors at the annual general meeting of shareholders held following the years ending December 31, 1998, 1996 and 1997, respectively. At each annual general meeting of shareholders, directors will be reelected or elected for a full term of three years to succeed those directors whose terms are expiring.

  The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee oversees actions taken by the Company's independent auditors, recommends the engagement of auditors and reviews any internal audits the Company may perform. The current members of the Audit Committee are Messrs. Cunningham, Licursi and Mixer. The Compensation Committee approves the compensation of executives of the Company, makes recommendations to the Board of Directors with respect to standards for setting compensation levels and administers the Company's 1995 Share Option Plan. The current members of the Compensation Committee are Messrs. Brian Boyle, Cunningham and Mixer.

  Non-employee directors receive $1,000 per meeting attended for their services as members of the Board of Directors and are reimbursed for their expenses in attending Board and Committee meetings. Directors who serve on the Audit Committee or Compensation Committee receive $500 for each such committee meeting attended. In 1995, each of the Company's current non-employee directors (other than Messrs. Cunningham, McGovern, Mixer and Murray) was granted an option to purchase 20,806 Ordinary

Shares at an exercise price of $2.40 per share. Additional options may be granted to members of the Board of Directors in the future under the Company's 1995 Share Option Plan. See "--Share Options" and Note 8 of Notes to Consolidated Financial Statements.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The current members of the Compensation Committee are Messrs. Brian Boyle, Cunningham and Mixer. During 1994 and part of 1995, Mr. John Boyle, the Company's President and Chief Executive Officer since August 1994, served on the Company's Compensation Committee. Mr. John Boyle ceased to serve on the Compensation Committee in June 1995.

EXECUTIVE COMPENSATION

  Summary Compensation Table. The following table sets forth certain information relating to compensation earned by the Company's Chief Executive Officer and each of its other executive officers whose compensation exceeded $100,000 for the year ended December 31, 1995 (the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                                         LONG-TERM
                              ANNUAL COMPENSATION(1)  COMPENSATION(2)
                             ------------------------ ---------------
                                                        SECURITIES
                                                        UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION    SALARY($)    BONUS($)    OPTIONS(#)    COMPENSATION($)(3)
- ---------------------------  ------------- ---------- --------------- ------------------
Bruce A. Saville(4)......    1995 $200,000 $      --       23,095          $   --
 Chairman of the Board of    1994  266,667  1,376,839         --            13,403
 Directors and Former
 President and Chief
 Executive Officer
John J. Boyle, III(5)....    1995  214,000    160,500     371,684              --
 President and Chief         1994  129,462     50,000     150,490            2,123
 Executive Officer
Marc J. Venator(6).......    1995  102,116     30,082     180,940           21,574
 Chief Financial Officer
Michael A. Shulist(4)(7).    1995   91,832     27,456     133,228            1,184

- --------
(1) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted because such perquisites and other personal benefits constituted less than the lesser of $50,000 or ten percent of the total annual salary and bonus reported for the executive officer during the years reported.
(2) The Company did not grant any restricted stock awards or stock appreciation rights during the years reported. The Company does not have any long term incentive plan.
(3) Consists of amounts paid by the Company for automobile lease payments in the case of Messrs. Saville and Shulist. Consists of amounts paid by the Company for insurance premiums in the case of Mr. Boyle. Consists of amounts paid by the Company for relocation expenses in the case of Mr. Venator.
(4) Amounts reflected in this section have been converted into U.S. dollars at the conversion ratio in effect on December 29, 1995 as reported in the New York Times on that date (US$1.00 = CDN$1.36 equivalent to CDN$1.00 = US$0.73).
(5) Mr. Boyle joined the Company in August 1994. See "--Employment
    Agreements."
(6) Mr. Venator joined the Company in April 1995. See "--Employment
    Agreements."
(7) Mr. Shulist joined the Company in March 1995. See "--Employment
    Agreements."

  Option Grants. The following table provides information on option grants made during the year ended December 31, 1995 to the Named Executive Officers:

                                                                              POTENTIAL
                                                                             REALIZABLE
                                                                          VALUE AT ASSUMED
                                                                            ANNUAL RATES
                                                                              OF SHARE
                                                                                PRICE
                                                                          APPRECIATION FOR
                                        INDIVIDUAL GRANTS                  OPTION TERM(1)
                         ----------------------------------------------- -------------------
                                                    EXERCISE
                                      % OF TOTAL    PRICE PER
                          OPTIONS   OPTIONS GRANTED ORDINARY  EXPIRATION
 NAME                    GRANTED(#)  TO EMPLOYEES   SHARE($)     DATE       5%       10%
 ----                    ---------- --------------- --------- ---------- -------- ----------
Bruce A. Saville........   23,095         1.3%       $ 8.66      9/1/05  $125,781 $  318,753
John J. Boyle, III......  166,450         9.5          2.40      1/1/00   110,513    244,204
                          129,734         7.4          8.66      9/1/05   706,561  1,790,564
                           75,000         4.3         10.00    11/21/00   207,211    457,883
                              500         --          10.00    12/21/95        21         41
Marc J. Venator.........   41,612         2.4          2.40      1/1/00    27,628     61,050
                          101,328         5.8          8.66      9/1/05   551,855  1,398,510
                           37,500         2.1         10.00    11/21/00   103,606    228,941
                              500         --          10.00    12/21/95        21         41
Michael A. Shulist......   41,612         2.4          2.40      1/1/00    27,628     61,050
                           53,616         3.1          8.66      9/1/05   292,005    739,998
                           37,500         2.1         10.00    11/21/00   103,606    228,941
                              500         --          10.00    12/21/95        21         41

                     OPTION GRANTS DURING FISCAL YEAR 1995

- --------
(1) This column shows the hypothetical gains or option spreads of the options granted based on the fair market value of the Ordinary Shares on the date of grant and assumed annual compound share appreciation rates of 5% and 10% over the term of the options. The assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future share prices. Actual gains, if any, on option exercises are dependent on the timing of such exercise and the future performance of the Company's ADSs. There can be no assurance that the rates of appreciation assumed in this table can be achieved. Values shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise.

  Option Exercises and Unexercised Option Holdings. The following table provides information regarding certain option exercises and unexercised share options held as of December 31, 1995 by each of the Named Executive Officers:

             AGGREGATE OPTION EXERCISES AND YEAR-END OPTION VALUES

                                                             ORDINARY SHARES        VALUE OF UNEXERCISED
                                                         UNDERLYING UNEXERCISED         IN-THE-MONEY
                                                         OPTIONS AT YEAR-END(#)   OPTIONS AT YEAR-END($)(2)
                                                        ------------------------- -------------------------
                            ORDINARY
                             SHARES
                            ACQUIRED         VALUE
 NAME                    ON EXERCISE(#) REALIZED ($)(1) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
 ----                    -------------- --------------- ----------- ------------- ----------- -------------
Bruce A. Saville........        0           $    0              0       23,095    $        0   $  129,101
John J. Boyle, III(3)...      500            2,063        156,756      364,918     1,513,676    3,394,379
Marc J. Venator.........      500            2,063         25,000      155,440       106,250    1,112,651
Michael A Shulist.......      500            2,063         25,000      107,728       106,250      845,941

- --------
(1) The values in this column represent the last reported sale price of the Company's ADSs on the Nasdaq National Market on the exercise date (December 21, 1995), $14.125, less the respective option exercise price.
(2) The values in this column represent the last reported sale price of the Company's ADSs on the Nasdaq National Market on December 29, 1995, $14.25, less the respective option exercise price.
(3) Shares exercisable include 56,593 shares which became exercisable on January 1, 1996.

EMPLOYMENT AGREEMENTS

  The Company has entered into the following employment agreements with the Named Executive Officers:

  The Company is a party to an employment agreement with Mr. Saville for the three year period ending August 2, 1997. Pursuant to the agreement, Mr. Saville serves as the Chairman of the Board of Directors of the Company and is entitled to receive an initial annual base salary of $200,000, subject to adjustment, in the discretion of the Board of Directors, based upon a consideration of Mr. Saville's individual performance and the overall performance of the Company. The Company may terminate Mr. Saville's employment only for cause.

  The Company is also a party to an employment agreement with Mr. Boyle for the three year period ending August 7, 1997. Pursuant to the agreement, Mr. Boyle serves as the Chief Executive Officer of the Company and is entitled to receive an initial annual base salary of $200,000, subject to cost-of-living adjustments after the first year. In addition to his base salary, Mr. Boyle is eligible to receive an incentive bonus of up to 75% of his base salary at the end of each calendar year during the term of the agreement and at the expiration of the agreement. The amount of any such bonus is dependent upon Mr. Boyle's individual performance and the overall performance of the Company, as determined by the Board of Directors of the Company.

  Pursuant to Mr. Boyle's agreement, the Company agreed to grant Mr. Boyle non-statutory share options to purchase the number of Ordinary Shares described below within 60 days of the end of calendar years 1994, 1995 and 1996 and within 60 days after the termination of the agreement. The number of Ordinary Shares subject to each option to be granted to Mr. Boyle on each of such dates is determined by dividing (i) three times the sum of Mr. Boyle's base salary and bonus during the relevant period by (ii) the market price of the Ordinary Shares on the date of grant. Such options are exercisable at a price per share equal to the fair market value of the Ordinary Shares on the date of grant. Pursuant to this formula, at the end of calendar year 1994, Mr. Boyle was granted an option to purchase 166,450 Ordinary Shares at an exercise price of $2.40 per Ordinary Share and, in lieu of his grant within 60 days of the end of 1995, has been granted an option to purchase 129,734 Ordinary Shares at an exercise price of $8.66 per share.

  In addition, Mr. Boyle's agreement required him to purchase 80,460 Ordinary Shares at a purchase price per share of $2.49. Saville U.S. loaned Mr. Boyle $100,000 of the purchase price on a full recourse basis with interest accruing at the Prime Rate as established by Chase Manhattan Bank, with the principal due on the last day of the term of the agreement. Mr. Boyle pledged the shares as security for such loan. If Mr. Boyle's employment with the Company is terminated for cause (as defined in the agreement) or if Mr. Boyle resigns prior to the expiration of the term of the agreement, the Company may, subject to applicable law, repurchase all Ordinary Shares of the Company held by Mr. Boyle at a price equal to Mr. Boyle's purchase price paid for those shares. If Mr. Boyle's employment is terminated other than for cause, or upon Mr. Boyle's resignation, the Company may repurchase such shares at their then fair market value.

  The Company may terminate Mr. Boyle's employment at any time with or without cause. In the event the Company terminates Mr. Boyle's employment without cause, if Mr. Boyle resigns or if Mr. Boyle's duties are materially diminished such that his ability to function as Chief Executive Officer is impaired, he is eligible to receive the amount of his salary and the maximum bonus payment to which he would have been entitled to receive for the lesser of (i) one year or (ii) the remainder of his employment term. Such payment shall be made in equal monthly installments over the period during which Mr. Boyle would be entitled to receive such payments if still employed by the Company.

  The Company has also entered into employment agreements with Messrs. Venator and Shulist. Pursuant to these agreements, the Company is obligated to pay a base salary of $150,000 and CDN $160,000 (approximately $118,400 at March 29,
1996) to Messrs. Venator and Shulist, respectively. In addition, each of Messrs. Venator and Shulist is entitled to receive a year-end bonus based on a combination of individual and Company performance. Upon joining the Company, Messrs. Venator and Shulist were each granted an option to purchase 41,612 Ordinary Shares at an exercise price of $2.40 per share. The Company may terminate the employment of Messrs. Venator and Shulist with or without cause. If the Company terminates the employment of either executive without cause during the first two years of his employment, the Company must pay such executive an amount equal to his salary for the lesser of (i) one year or (ii) the number of months remaining in the first two years of such executive's employment.

SHARE OPTIONS

  1995 Share Option Plan. The Company's 1995 Share Option Plan (the "1995 Option Plan") was adopted by the Board of Directors in August 1995 and approved by the shareholders of the Company in September 1995. The 1995 Option Plan provides for the grant of options to purchase Ordinary Shares to employees, officers and directors of, and consultants and advisers to, the Company and its subsidiaries. Under the 1995 Option Plan, the Company may grant options that are intended to qualify as incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the "Code") ("incentive stock options"), or options not intended to qualify as incentive stock options ("non-statutory options"). Incentive stock options may only be granted to employees of the Company. A total of 2,980,000 Ordinary Shares may be issued upon the exercise of options granted under the 1995 Option Plan. The maximum number of shares with respect to which options may be granted to any employee under the 1995 Option Plan shall not exceed 223,500 Ordinary Shares during any calendar year.

  The 1995 Option Plan is administered by the Compensation Committee of the Board of Directors. Subject to the provisions of the 1995 Option Plan, the Compensation Committee has the authority to select the employees to whom options are granted and determine the terms of each option, including (i) the number of Ordinary Shares subject to the option, (ii) when the option becomes exercisable, (iii) the option exercise price, which, in the case of incentive stock options, must be at least 100% (110% in the case of incentive stock options granted to a shareholder owning in excess of 10% of the Company's Ordinary Shares) of the fair market value of the Ordinary Shares as of the date of grant, and (iv) the duration of the option (which, in the case of incentive stock options, may not exceed ten years).

  Payment of the option exercise price may be made in cash (or by delivery of a promissory note payable on terms specified by the Compensation Committee) in a manner consistent with Section 422 of the Code and Rule 16b-3 ("Rule 16b-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Options are not assignable or transferable except by will or the laws of descent and distribution and, in the case of non-statutory options, pursuant to a qualified domestic relations order (as defined in the Code).

  As of March 31, 1996, the Company had 447 employees, all of whom were eligible to participate in the 1995 Option Plan. As of March 31, 1996, options to purchase an aggregate of 1,144,851 Ordinary Shares had been granted and were outstanding under the 1995 Option Plan.

  The Compensation Committee may, in its sole discretion, include additional provisions in any option or award granted or made under the 1995 Option Plan, including without limitation restrictions on transfer, repurchase rights, commitments to pay cash bonuses, to make, arrange for or guaranty loans or to transfer other property to optionees upon exercise of options, or such other provisions as shall be determined by the Compensation Committee, so long as not inconsistent with the 1995 Option Plan or applicable law. The Compensation Committee may also, in its sole discretion, accelerate or extend the date or dates on which all or any particular option or options granted under the 1995 Option Plan may be exercised.

  Other Option Grants. Prior to adopting the 1995 Option Plan, the Company granted options to purchase 691,448 shares to certain of its officers and directors at a weighted average exercise price of $2.25 per share, all of which are currently exercisable.

  1996 Employee Share Purchase Plan. The Company's 1996 Employee Share Purchase Plan (the "1996 Purchase Plan") was adopted by the Board of Directors in March 1996 and approved by the shareholders in April 1996. The 1996 Purchase Plan authorizes the issuance of up to an aggregate of 1,000,000 Ordinary Shares to participating employees.

  The 1996 Purchase Plan is administered by the Compensation Committee of the Board of Directors which is authorized to decide questions of eligibility and to make rules and regulations for the administration and interpretation of the 1996 Purchase Plan. With certain exceptions, all employees employed by the Company prior to the applicable offering commencement date are eligible to participate in the 1996 Purchase Plan. As of March 31, 1996, the Company had approximately 447 eligible employees. Directors who are not employees of the Company are not eligible to participate in the 1996 Purchase Plan.

  The Company will make one or more offerings ("Offerings") to employees to purchase Ordinary Shares under the 1996 Purchase Plan. During each Offering, the maximum number of shares which may be purchased by a participating employee will be determined on the first day of the Offering period. In any event, no employee may receive Ordinary Shares in any calendar year period that are valued in excess of $25,000, as determined on the first day of the applicable Offering period or Offering periods. An employee may elect to have up to 10% deducted from his or her regular salary for the purpose of acquiring shares under the 1996 Purchase Plan. The price at which an employee's option is exercised is the lower of (i) 85% of the average of the closing price of the ADSs on the Nasdaq National Market on the five trading days immediately preceeding the day that the Offering commences or (ii) 85% of the average of the closing price of the ADSs on the Nasdaq National Market on the five trading days immediately preceding the day that the Offering terminates.

                             CERTAIN TRANSACTIONS

RELATED PARTY LOANS

  Between 1990 and 1994, Pro/38 Inc., a Canadian corporation wholly owned by the family of Bruce A. Saville, Chairman of the Board of the Company, loaned varying amounts to Saville Systems Canada, Ltd. ("Saville Canada"), which were repaid from time to time. In August 1994, the outstanding balance of this loan was converted to a CDN$250,000 (approximately $185,000 at March 29, 1996) term loan, bearing interest at a variable rate based on the Prime Rate as established by Chase Manhattan Bank, which is due June 1, 1997. The outstanding balance of this note was repaid with the proceeds of the Company's initial public offering in November 1995.

  Throughout 1991 and 1992, The InVoice Group, Inc., a Virginia corporation affiliated with Columbia Saville Investors, L.P. and Columbia Saville Ireland Investors, L.P., both significant shareholders of the Company, loaned to Invoice Systems, Inc., the predecessor entity to Saville Systems U.S., Inc. ("Saville U.S."), an aggregate of $559,600, $300,000 of which bore interest at the federal short term borrowing rate and $259,600 of which bore interest at a fixed rate of 20%. James B. Murray, Jr. and David P. Mixer, both directors of the Company, are limited partners of Columbia Saville Investors, L.P. and Columbia Saville Ireland Investors, L.P. and are shareholders of Columbia Capital Corporation, the general partner of Columbia Saville Investors, L.P. The principal and interest of this debt were forgiven by the lender as described below.

  In June 1992, advances were made by Mr. Saville to Saville Canada for working capital purposes, the outstanding balance of which aggregated approximately CDN$125,000 (approximately $92,500 at March 29, 1996) at December 31, 1992. This indebtedness had no fixed terms of repayment, did not bear interest and was repaid in full by June 30, 1993.

  In April 1993, Saville U.S. was capitalized with a contribution of $90,000 by Invoice Systems (Canada), Inc., a Canadian corporation controlled by Mr. Saville, a contribution of $60,000 by The InVoice Group, Inc. and the forgiveness of approximately $651,000 of principal and interest owed by Invoice Systems, Inc. to The InVoice Group, Inc.

  In June 1993, advances were made by Mr. Saville to Saville Canada for working capital purposes, the outstanding balance of which aggregated approximately $222,000 at December 31, 1993. This indebtedness had no fixed terms of repayment, did not bear interest and was repaid by December 31, 1994.

  Pursuant to a shareholders' agreement made in August 1994, certain shareholders of the Company were committed to loan the Company up to $2,000,000 on a pro rata basis when and as called upon by the Company's Board of Directors. No funds were requested by the Company under this agreement. In connection with this agreement, Grannarville Interest Group Inc. ("Grannarville"), a Canadian company majority-owned by Mr. Saville, loaned Saville Canada $500,000 pursuant to a note due August 1, 1997 and bearing interest at a variable rate based on the Prime Rate as established by Chase Manhattan Bank. $200,000 of this note was repaid in September 1995 and the remainder was repaid in November 1995.

TRANSACTIONS WITH COLUMBIA CAPITAL CORPORATION AND ITS AFFILIATES

  In April 1993, Invoice Systems (Canada), Inc. sold a portion of its interest in Saville Canada to 2916746 Canada Inc., a Canadian corporation affiliated with Columbia Saville Investors, L.P.

  In August 1994, Columbia Saville Investors, L.P. purchased from Invoice Systems (Canada), Inc. a portion of the shares of the Company. Approximately one-half of the purchase price for these shares was paid in cash and the remainder was financed by a note payable to Invoice Systems (Canada), Inc. This note was guaranteed by a pledge of the shares purchased by Columbia Saville Investors, L.P. to Invoice Systems (Canada), Inc.

  In August 1994, for an aggregate purchase price of approximately $157,418, Invoice Systems (Canada), Inc. sold Columbia Capital Corporation, the general partner of Columbia Saville Investors, L.P., and eight individuals affiliated with Columbia Capital Corporation, an option to purchase, in the aggregate, 1,490,000 Ordinary Shares of the Company at an exercise price of $2.01 per share multiplied by a factor designed to account for the period of time elapsed since the grant. This option was exercised in full in September 1995 for an aggregate exercise price of approximately $3,510,410.

  In August 1994, Columbia Saville Investors, L.P. granted to Shawmut National Ventures Corporation, a shareholder of the Company, an option to purchase 84,930 Ordinary Shares at an aggregate exercise price of $52,472.50 multiplied by a factor designed to account for the period of time elapsed since the grant. Shawmut National Ventures Corporation paid to Columbia Saville Investors, L.P. approximately $157,418 in consideration of the grant of the option. This option was exercised immediately after the closing of the Company's initial public offering in November 1995.

  In its capacity as an underwriter in the Company's initial public offering, The Columbia Group Incorporated (the "Columbia Group") purchased an aggregate of 230,000 ADSs pursuant to an Underwriting Agreement among the Company and the underwriters of the initial public offering. Following this offering, approximately 38.3% of the Company's outstanding Ordinary Shares will be held by affiliates of the Columbia Group. In addition, James B. Murray, Jr. and David P. Mixer, directors of the Company, are shareholders of the Columbia Group, and Mr. Murray is a director of the Columbia Group. See "Principal and Selling Shareholders" and "Underwriting."

  On November 8, 1995, Columbia Saville Ireland Investors, L.P., Columbia Saville Investors, L.P., Columbia Capital Corporation and certain individuals associated with such entities agreed, pursuant to a stock purchase agreement, to sell an aggregate of 750,000 Ordinary Shares to certain unaffiliated third parties at a price per share of $10.00.

OTHER TRANSACTIONS

  In April 1993, Saville U.S. paid Oliver Bush, the former President of Saville U.S., approximately $100,000, net of expenses, in settlement of certain disputes and obligations. At the same time, Saville Canada contracted with Qolus Financial Corporation ("Qolus"), a Canadian company (a majority of which was owned by Mr. Bush), to provide consulting services to Saville Canada. Over a twelve month period, Saville Canada paid Qolus approximately $174,000 for such services. In June 1994, Saville Canada, Saville U.S., shareholders of both of those entities, Qolus and Mr. Bush terminated this consulting agreement and certain options which had been granted to Mr. Bush by affiliates of Columbia Saville Investors, L.P. to purchase shares of the Company. $740,000 was paid by the Company and $25,000 was paid by Columbia Saville Investors, L.P. to Qolus and Mr. Bush in connection with the termination of these options and Mr. Bush's affiliation with the Company.

  Dale Saville, Mr. Saville's wife, served as Vice President of Administration and Finance of the Company from 1985 to December 1994 and, at the time of the termination of her employment, was paid an annual salary of CDN$81,600 (approximately $60,384 at March 29, 1996). In 1995, Saville Canada paid CDN$85,900 (approximately $63,566 at March 29, 1996) to Dalgran Systems Group, Inc., a Canadian company owned by Dale Saville, for consulting services relating to Ms. Saville's responsibilities as Vice President of Administration and Human Resources.

  During the period January 1, 1992 to September 30, 1995, the Company paid fees of CDN$69,700 (approximately $51,578 at March 29, 1996) to M.H.C. Financial Consultants Ltd. for consulting services and CDN$75,000 (approximately $55,500 at March 29, 1996) to McGovern, Hurley, Cunningham for accounting services. William F. Cunningham, a chartered accountant with an approximately 23% ownership interest in each of M.H.C. Financial Consultants and McGovern, Hurley, Cunningham, is a director of the Company.

  The Company has entered into employment agreements with each of Padraig W. Kenny and John J. Kiley, executive officers of the Company. Pursuant to these agreements, the Company is obligated to pay a base salary of IR(Pounds) 65,000 (approximately $102,050 at March 29, 1996) and $150,000 to Messrs. Kenny and Kiley, respectively. In addition, each of these executive officers is entitled to receive a year-end bonus based on a combination of individual and Company performance. Upon joining the Company, Mr. Kiley was granted an option to purchase 100,000 Ordinary Shares at an exercise price of $10.00 per share. The Company may terminate the employment of these executives with or without cause, subject, in the case of Mr. Kenny, to certain limitations imposed by Irish law. In the case of Mr. Kiley, if the Company terminates such employment without cause during the first two years of employment, the Company must pay an amount equal to such executive's salary for the lesser of (i) one year or
(ii) the number of months remaining in the first two years of his employment.

  In September 1995, the Company paid a dividend of $3.0 million to the shareholders of the Company, which it determined to pay primarily due to the incurrence of certain tax liabilities by its majority shareholders as a result of their ownership interests in the Company and the Company's classification at that time as a "Controlled Foreign Corporation." See "Dividend Policy" and "Taxation."

  The Company believes that the terms of the foregoing transactions involving the Company were no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions between the Company and its officers, directors and affiliates will be on terms no less favorable to the Company than could be obtained from unrelated third parties and will be approved by a majority of the Board of Directors and by a majority of the disinterested members of the Company's Board of Directors.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Ordinary Shares as of May 1, 1996 and as adjusted to reflect the sale of the ADSs offered hereby by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Ordinary Shares, (ii) each director and Named Executive Officer of the Company, (iii) each Selling Shareholder and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated, the persons named in this table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

                                       SHARES                       SHARES
                                    BENEFICIALLY                 BENEFICIALLY
                                   OWNED PRIOR TO               OWNED AFTER THE
                                    OFFERING(1)       SHARES      OFFERING(1)
                                 ------------------   BEING    -----------------
   NAME OF BENEFICIAL OWNER        NUMBER   PERCENT OFFERED(2)  NUMBER   PERCENT
   ------------------------      ---------- ------- ---------- --------- -------
OFFICERS, DIRECTORS AND 5%
 SHAREHOLDERS:
Entities affiliated with
 Columbia Capital
 Corporation(3)................   7,723,485  43.9%  1,624,223  6,099,262  34.5%
 201 N. Union St.
 Alexandria, VA 22314
Bruce A. Saville(4)............   1,750,394  10.0%    547,352  1,203,042   6.8%
 Saville Systems PLC
 4445 Calgary Trail
 Edmonton, AB
 Canada, T6H 5R7
John J. Boyle, III(5)..........     478,319   2.7%     60,805    417,514   2.3%
David P. Mixer(6)..............     189,632   1.1%     39,879    149,753    *
James B. Murray, Jr.(6)........     189,632   1.1%     39,879    149,753    *
Marc J. Venator(7).............      82,433    *       18,376     64,057    *
Michael A. Shulist(8)..........      81,839    *       13,546     68,293    *
Padraig W. Kenny(9)............      40,375    *        8,687     31,688    *
John A. Blanchard, III(10).....      20,806    *            0     20,806    *
Brian E. Boyle(11).............      20,806    *            0     20,806    *
William F. Cunningham(10)......      20,806    *            0     20,806    *
Richard A. Licursi(10).........      20,806    *            0     20,806    *
Fergus G. McGovern(10).........      20,806    *            0     20,806    *
John W. Sidgmore(10)...........      20,806    *            0     20,806    *
All officers and directors as a
 group
 (14 persons)(12)..............  10,660,945  58.2%  2,352,747  8,308,198  45.1%
OTHER SELLING SHAREHOLDERS:
Fleet Growth Resources, Inc. ..     655,780   3.7%    213,909    441,871   2.5%
Technology Crossover Ventures,
 L.P.(13)......................     372,501   2.1%     71,813    300,688   1.7%
Applewood Associates, L.P.(14).     250,000   1.4%     80,000    170,000    *
Mark Warner(6).................     189,632   1.1%     39,879    149,753    *
Robert Blow(6).................     179,990   1.0%     37,851    142,139    *
Woodland Venture, L.P.(15).....     100,000    *       40,000     60,000    *
Mark Kington(6)................      95,605    *       20,052     75,553    *
Andrew Dong(16)................      77,531    *        9,429     68,102    *
Ronald Howe(16)................      75,207    *        9,196     66,011    *
Stuart Palace(16)..............      72,301    *        8,906     63,395    *
Glenn Pociluyko(16)............      71,901    *        8,866     63,035    *
Seneca Venture, L.P.(17).......      70,000    *       28,000     42,000    *
Technology Crossover Ventures,
 C.V.(18)......................      29,499    *        5,687     23,812    *
Bayview III, L.P.(19)..........      20,000    *       20,000          0    *
David A. Duffield Trust, Dated
 7/14/88.......................      20,000    *       20,000          0    *

                                       SHARES                     SHARES
                                    BENEFICIALLY               BENEFICIALLY
                                   OWNED PRIOR TO            OWNED AFTER THE
                                    OFFERING(1)     SHARES     OFFERING(1)
                                   --------------   BEING    ------------------
     NAME OF BENEFICIAL OWNER      NUMBER PERCENT OFFERED(2) NUMBER    PERCENT
     ------------------------      ------ ------- ---------- --------  --------
Margaret L. Taylor................ 10,000    *      10,000          0      *
Kuwait Middle East Financial
 Investment Company(20)........... 10,000    *      10,000          0      *
KME Ventures III, L.P.(21)........ 10,000    *      10,000          0      *
R. Philip Herget(6)...............  5,356    *         748      4,608      *
Barton Schneider(6)...............  5,356    *         748      4,608      *
Mark McCormack(22)................  4,523    *       1,493      3,030      *
Neil P. Byrne(6)..................  3,214    *         676      2,538      *

- --------
 * Represents less than 1% of the total.
(1) The number of Ordinary Shares outstanding prior to this offering includes
    (i) 17,576,406 Ordinary Shares outstanding as of May 1, 1996 and (ii) shares issuable by the Company pursuant to options held by the respective person or group which may be exercised within 60 days after May 1, 1996 ("Presently Exercisable Options"). The number of Ordinary Shares deemed outstanding after this offering includes an additional 100,000 Ordinary Shares which are being offered for sale by the Company in this offering. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Presently Exercisable Options are deemed to be outstanding and to be beneficially owned by the person or group holding such options for the purpose of computing the percentage ownership of such person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.
(2) If the Underwriters exercise their over-allotment option to purchase up to 465,000 ADSs, then the following shareholders named in the table above will sell up to the following number of additional ADSs: Columbia Saville Ireland Investors L.P., 147,098 shares; Columbia Saville Investors L.P., 104,629 shares; Invoice Systems (Canada), Inc., 84,840 shares; Mr. Boyle, 9,425; Mr. Mixer, 6,181 shares; Mr. Murray, 6,181 shares; Mr. Venator, 2,849 shares; Mr. Shulist, 2,100 shares; Mr. Kenny, 1,346 shares; Fleet Growth Resources, Inc., 33,156 shares; Mr. Warner, 6,181 shares; Mr. Blow, 5,867 shares; Mr. Kington, 3,108 shares; Mr. Dong, 1,434 shares; Mr. Howe, 1,425 shares; Mr. Palace, 1,380 shares; Mr. Pociluyko, 1,374 shares; Applewood Associates, L.P., 12,400 shares; Technology Crossover Ventures, L.P., 11,131 shares; Woodland Ventures, L.P., 6,200 shares; Seneca Venture, L.P., 4,400 shares; Bayview III, L.P., 3,100 shares; David A. Duffield Trust, Dated 7/14/88, 3,100 shares; Margaret L. Taylor, 1,549 shares; Kuwait Middle East Financial Investment Company, 1,549 shares; KME Ventures III, L.P., 1,549 shares; Technology Crossover Ventures, C.V., 881 shares; Mr. Herget, 116 shares; Mr. Schneider, 116 shares; Mr. McCormack, 230 shares; and Mr. Byrne, 105 shares.
(3) Includes 4,498,669 shares and 3,224,816 shares owned by Columbia Saville Ireland Investors L.P. and Columbia Saville Investors, L.P., respectively, and 949,194 shares, and 675,029 shares being sold in this offering by such entities, respectively. Messrs. Blow, Kington, Mixer, Murray and Warner share investment control of the shares held by such shareholder entities and may be deemed to beneficially own such shares. Excludes shares held by Messrs. Blow, Byrne, Herget, Kington, Mixer, Murray, Schneider and Warner, who are affiliated with such shareholder entities and as to whose shares each such shareholder entity disclaims beneficial ownership, except to the extent of such individual's interest in such entities.
(4) Includes 2,894 shares issuable pursuant to Presently Exercisable Options and 1,747,500 shares owned of record by Invoice Systems (Canada), Inc. Mr. Saville indirectly owns 94.68% of the voting securities of Invoice Systems (Canada), Inc., and the remainder of such securities are held by certain employees of the Company and a trust of which Mr. Saville and his wife are co-trustees.
(5) Includes 397,359 shares issuable pursuant to Presently Exercisable Options. Does not include 129,734 shares issuable upon the exercise of options not exercisable within 60 days of May 1, 1996.
(6) Excludes shares held by Columbia Saville Ireland Investors L.P. and Columbia Saville Investors L.P. Messrs. Blow, Kington, Mixer, Murray and Warner share investment control of the shares held by such shareholder entities and may be deemed to beneficially own such shares. Messrs. Byrne, Herget and Schneider are affiliated with such shareholder entities. Each of Messrs. Blow, Byrne, Herget, Kington, Mixer, Murray, Schneider and Warner disclaims beneficial ownership of the shares held by such shareholder entities, except to the extent of such individual's interest in such entities.
(7) Includes 81,933 shares issuable pursuant to Presently Exercisable Options, some of which will be exercised in connection with this offering. Does not include 101,328 shares issuable upon the exercise of options not exercisable within 60 days of May 1, 1996.
(8) Includes 81,339 shares issuable pursuant to Presently Exercisable Options, some of which will be exercised in connection with this offering. Does not include 53,616 shares issuable upon the exercise of options not exercisable within 60 days of May 1, 1996.
(9) Includes 39,875 shares issuable pursuant to Presently Exercisable Options, some of which will be exercised in connection with this offering. Does not include 46,494 shares issuable upon the exercise of options not exercisable within 60 days of May 1, 1996.
(10) Comprised solely of shares issuable pursuant to Presently Exercisable
     Options
(11) Comprised solely of shares issuable pursuant to Presently Exercisable Options that are held in trust for the benefit of Mr. Boyle's children. Mr. Boyle disclaims beneficial ownership of these shares.
(12) Includes (i) shares held by entities affiliated with Columbia Capital Corporation (of which Messrs. Mixer and Murray are affiliates) and (ii) 728,236 shares issuable pursuant to Presently Exercisable Options, some of which will be exercised in connection with this offering.

(13) Excludes 29,499 shares owned by Technology Crossover Ventures, C.V., whose general partner is the general partner of Technology Crossover Ventures, L.P. Excludes 20,000 shares owned by Bayview III, L.P., certain limited partners of which are employees of a special limited partner of Technology Crossover Ventures, L.P. and Technology Crossover Ventures, C.V.
(14) Excludes 100,000 shares and 70,000 shares owned by Woodland Venture, L.P. ("Woodland") and Seneca Venture, L.P. ("Seneca"), respectively, one of whose general partners is also a general partner of Applewood Associates, L.P. ("Applewood")
(15) Excludes 250,000 shares and 70,000 shares owned by Applewood and Seneca, respectively, one of whose general partners is also a general partner of Woodland.
(16) Includes 43,700 shares issuable pursuant to Presently Exercisable Options, some of which will be exercised in connection with this offering. Does not include 16,755 shares issuable upon the exercise of options not exercisable within 60 days of May 1, 1996. Excludes shares held by Invoice Systems (Canada), Inc., of which such Selling Shareholders are minority stockholders.
(17) Excludes 250,000 shares and 100,000 shares owned by Applewood and Woodland, respectively, one of whose general partners is also a general partner of Seneca.
(18) Excludes 372,501 shares owned by Technology Crossover Ventures, L.P., whose general partner is the general partner of Technology Crossover Ventures, C.V. Excludes 20,000 shares owned by Bayview III, L.P., certain limited partners of which are employees of a special limited partner of Technology Crossover Ventures, L.P. and Technology Crossover Ventures, C.V.
(19) Excludes 372,501 shares and 29,499 shares owned by Technology Crossover Ventures, L.P. and Technology Crossover Ventures, C.V. (the "Crossover Funds"), respectively. Certain limited partners of Bayview III, L.P. are employees of a special limited partner of the Crossover Funds.
(20) Excludes 10,000 shares owned by KME Ventures III, L.P. Excludes 10,000 shares owned by Kuwait Middle East Financial Investment Company, which owns the general partner of KME Ventures III, L.P.
(21) Excludes 10,000 shares owned by Kuwait Middle East Financial Investment Company. Excludes 10,000 shares owned by KME Ventures III, L.P., whose general partner is owned by Kuwait Middle East Financial Investment Company.
(22) Does not include 10,404 shares issuable upon the exercise of options not exercisable within 60 days of May 1, 1996.

                         DESCRIPTION OF SHARE CAPITAL

  The following brief descriptions of the Company's share capital and certain provisions of the Company's Articles of Association do not purport to be complete and are subject to and are qualified in their entirety by reference to the provisions of the Company's Articles of Association.

GENERAL

  The authorized share capital of the Company is $100,000 and IR(Pounds)30,000 divided into 40,000,000 Ordinary Shares (nominal value $0.0025 per share), and 30,000 Deferred Shares (nominal value IR(Pounds)1.00 per share), respectively. All of the Ordinary Shares issued and outstanding are fully paid, duly authorized and validly issued. Holders of Ordinary Shares, as such, have no conversion, preemptive or other subscription rights (except as described below under "Preemptive Rights"), and there are no redemption provisions applicable to the Ordinary Shares. There are no appraisal rights under Irish law for dissenting shareholders. In the following description, a "shareholder" is the person registered in the Company's Register of Members as the holder of the relevant share. The Bank of New York, as depositary (the "Depositary"), is the shareholder of record in respect of those Ordinary Shares represented by ADSs against which ADRs are issued pursuant to the Deposit Agreement. The rights attaching to ADSs are described below under "Description of American Depositary Receipts."

  Irish law requires that a certain amount of the Company's share capital be denominated in Irish pounds, and the Deferred Shares meet this requirement. The Deferred Shares carry no voting or dividend rights and carry only minimal rights on a liquidation.

  On September 27, 1995, the Company completed a 400-for-1 division of all Ordinary Shares and subsequently declared and allotted a share dividend of
2.725 Ordinary Shares for each post-division share outstanding.

RIGHTS ON A LIQUIDATION OR WINDING-UP

  In the event of a liquidation, dissolution or winding up of the Company, the holders of Ordinary Shares will be entitled to receive the amount paid up thereon plus an additional amount of $100,000 for every $0.000025 paid up thereon out of the assets, if any, remaining for distribution after payment of debts and liabilities and after provision has been made for each class of shares, if any, having preference over the Ordinary Shares. Any remaining surplus assets will then be distributed to the holders of Deferred Shares to the extent of the amount paid up thereon and any balance will be distributed pro rata to the holders of Ordinary Shares.

DIVIDENDS

  Holders of Ordinary Shares are entitled to receive such dividends as may be recommended by the Board of Directors of the Company and approved by the shareholders and/or such interim dividends as the Board of Directors of the Company may decide. Except for the dividend paid on September 25, 1995, no cash dividends have been paid on the Ordinary Shares in any of the six fiscal years immediately preceding the issue of this Prospectus. Under Irish law, dividends may be paid only out of profits available for distribution, namely, accumulated realized profits less accumulated realized income.

VOTING RIGHTS

  Voting at any general meeting of shareholders is by a show of hands unless a poll (i.e., a written vote) is duly demanded. Votes may be given either personally or by proxy. Subject to the Articles of Association and to any rights or restrictions attaching to any class or classes of shares, on a show of hands each shareholder present in person and every proxy has one vote but so that no individual can have more than one vote, and on a poll each shareholder shall have one vote for each share of which he is the holder. Where there is an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is entitled to a casting vote in addition to any other vote he may have. A poll may be demanded by (i) the chairman of the meeting, or (ii) at least three shareholders present (in person or by proxy) entitled to vote at the meeting, or (iii) any shareholder or shareholders present (in person or by proxy) representing not less than one-tenth of the total voting rights of all the shareholders entitled to vote at the meeting, or (iv) any shareholder or shareholders present (in person or by proxy) holding shares conferring the right to vote at the meeting being shares on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. The Depositary has agreed to demand a poll at all general meetings of shareholders.

  A majority of votes cast is required to pass ordinary resolutions, however, a 75% vote in favor of the resolution is required for the adoption of special resolutions. A special resolution is required to effect certain actions, for example, to alter the Memorandum or Articles of Association, to change the name of the Company or to make a determination to wind up either voluntarily or by court action. Where there is more than one class of shares, variation of the rights attached to any class of shares requires the approval of a special resolution of the shareholders of the class in question or the consent in writing of the holders of 75% of the shares of that class. Shareholders do not have cumulative voting rights for the election of directors. For a description of the method by which the Ordinary Shares held by the Depositary are voted, see "Description of American Depositary Receipts--Voting of Deposited Securities."

SHAREHOLDER MEETINGS

  Irish law provides for two types of shareholder meetings, the annual general meeting and the extraordinary general meeting. An annual general meeting must be held once every calendar year within nine months of the fiscal year end provided that no more than fifteen months may elapse between such meetings. Extraordinary general meetings of a company may be convened by the board of directors or at the request of shareholders holding not less than one-tenth of such of the paid-up capital as carries the right of voting at general meetings. Shareholders must receive at least 21 days' written notice of an annual general meeting and of an extraordinary general meeting convened for the passing of a special resolution and at least 14 days' written notice of other extraordinary general meetings. The Articles of Association provide that a quorum for a general meeting is three persons entitled to vote at the meeting, each being a shareholder or proxy.

  Under Irish law, the Company's annual general meeting must take place in the Republic of Ireland, unless all shareholders entitled to attend and vote at such meeting consent in writing to the meeting being held elsewhere or a resolution providing that the meeting be held elsewhere has been passed at the preceding annual general meeting. At the Company's 1996 Annual General Meeting, the Company's shareholders passed a resolution authorizing the holding of the 1997 Annual General Meeting of Shareholders in the United States.

ISSUANCE OF SHARES

  Irish law restricts the power of the directors of a company (other than under certain employee share plans) to allot shares or to grant share subscription rights and rights to convert any security into shares unless either the articles of association of such company or a resolution of the shareholders authorizes the board of directors to do so. No such authority may be given for a period in excess of five years. By an ordinary resolution of the Company's shareholders passed on September 27, 1995, the Board of Directors has been authorized to allot up to 35,972,000 Ordinary Shares during the period ending on September 27, 2000. Notwithstanding this authority, the rules of the Nasdaq National Market specify certain circumstances in which the shareholders by ordinary resolution must authorize the allotment of shares, e.g., where the allotment would result in a change of control of the Company. In addition, the Company may not pay, directly or indirectly, a commission in excess of 10% of the price at which shares are issued to any person in consideration of his subscribing for or procuring subscriptions for those shares or of his agreeing to do so.

PREEMPTIVE RIGHTS

  Irish law provides that, in general, a company may not allot any shares (or grant a right to subscribe for or to convert any securities into shares in a company) for cash unless it has first offered those shares, on a pro rata basis, to the existing shareholders of the company. This preemptive right may be disapplied for a period of up to five years by the articles of association of the company or by a special resolution passed by the shareholders of the company. By a special resolution of the shareholders of the Company passed on September 27, 1995, this preemptive right was disapplied in respect of all allotments of shares to be made by the Board of Directors pursuant to the authorization given to them by the ordinary resolution referred to above under "Issuance of Shares".

DERIVATIVE ACTION SUITS

  As a general principle of Irish law, only a company itself can be the proper plaintiff for the purposes of maintaining proceedings in respect of wrongs done to the company. Neither an individual shareholder nor any group of shareholders has any right of action in such circumstances. There are, however, certain exceptions to this principle available under equitable principles on a case-by-case basis. For example, the controlling shareholders cannot perpetrate a fraud on the minority shareholders or commit an act that is illegal or ultra vires. Additionally, if a company purports to act on the strength of a decision by a simple majority of votes where such a decision requires more than a simple majority, an individual shareholder is entitled to bring suit. In certain circumstances, if controlling shareholders fail to institute proceedings in the name of the company when such proceedings are properly called for, one or more of the aggrieved minority shareholders may apply to the court to bring what has come to be known as a derivative action, namely an action that derives from the injury to the company rather than the injury to individual shareholders. The defendants in any such proceedings would normally be the company itself and those persons who are alleged to have committed the wrong.

MEMBERS' SUITS

  In contrast to a derivative action, Irish law permits an action by a shareholder in his own right where he alleges that his personal rights have been infringed. Such a shareholder may commence a suit in a representative capacity on behalf of himself and other affected consenting shareholders of the same class if their rights are identical. Additionally, under Irish law any shareholder of a company who claims that the affairs of the company are being conducted, or that the powers of the directors of the company are being exercised, in a manner oppressive to him or any of the shareholders (including himself) or in disregard of his or their interests as shareholders, may apply to the courts for an appropriate order.

INTERLOCKING AND INTERESTED DIRECTORS

  Irish law provides that it shall be the duty of a director of a company who is any way, whether directly or indirectly, interested in a contract or proposed contract with the company to declare the nature of his interest at a meeting of the directors of the company. Under the Company's Articles of Association, a director may not, subject to certain exceptions, vote at a meeting of the directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest or a duty that conflicts with the interests of the Company, nor may a director be counted in the quorum present at a meeting in relation to a resolution on which such director is not entitled to vote.

DISCLOSURE REQUIREMENTS

  Under Irish law, a person who has or acquires an interest in 5% or more of the issued voting share capital of any class of a public limited company (such as the Company) must notify such company (in the prescribed manner and normally within five business days) of his interest and of certain circumstances and events affecting that interest. In general, such a person must give notice of any change in his interest above the 5% level and any reduction in his interest which takes it below the 5% level. Any interest of a person in an ADS, either direct or through a spouse, a minor child, a company which he is deemed to control or, in certain circumstances, other persons with whom he is acting in concert, would be regarded for this purpose as an interest in the Ordinary Share represented by that ADS. Failure by any person to notify punctually and properly is an offense, and as a consequence of such failure (except where it relates to his ceasing to be interested in shares) no right or interest in respect of the relevant shares will be enforceable by him, directly or indirectly, by action or legal proceeding. Application may be made to the Irish courts to remove this restriction, but this would not be successful unless the court was satisfied that the failure to notify was not due to any deliberate act or omission on the part of the applicant. In addition, the company is obliged to keep a register showing all notifications received and to keep it open to inspection by the public. Furthermore, the company may also (and is obliged on a request by shareholders holding not less than 10% of its paid-up voting capital to) require a person whom the company believes to be interested in the voting share capital to disclose information concerning the interests in the relevant shares. If such person fails to provide the information requested, the company may apply to the court for an order restricting the voting, dividend and transfer rights in respect of the relevant shares.

  Under the Articles of Association, the Board of Directors may require a holder of Ordinary Shares to disclose, among other things, the identity of the persons having beneficial interests in those shares and the nature of any arrangements with any persons regarding the disposition or voting of those shares. If the directors determine that the holder of the relevant shares has not provided a satisfactory disclosure, the directors may restrict the voting, dividend and transfer rights in respect of those shares.

IRISH MERGERS LEGISLATION

  Subject to certain exceptions and if certain financial thresholds are exceeded, any person or persons acting in concert proposing to acquire Ordinary Shares or ADSs must provide advance notice of such acquisition to the Minister for Enterprise and Employment of the Republic of Ireland if, after such acquisition, that person or those persons would obtain the right to shares carrying more than 25% of the voting rights in the Company. Failure to so notify is an offense under Irish law, and title to the Ordinary Shares concerned will not pass unless either clearance for such acquisition has been obtained from such Minister or the prescribed statutory period following notification of such acquisition has expired without the Minister having prohibited the proposed acquisition.

PRESENTATION OF FINANCIAL STATEMENTS TO SHAREHOLDERS

  The Board of Directors is required to present to the shareholders at each annual general meeting the statutory consolidated financial statements of the Company and its subsidiaries and a report by the directors on the state of affairs of the Company and its subsidiaries.

PURCHASE OF OWN SHARES

  Under Irish law, a company may, if so authorized by its articles of association, purchase its own shares, including redeemable shares. The Company has such an authority in its Articles of Association. This power may not be exercised by the Company unless, in the case of a purchase other than on a recognized stock exchange (currently, the Irish Stock Exchange is the only recognized stock exchange for this purpose), the terms of the contract relating to such purchase have first been authorized by a special resolution of the Company before the contract is entered into and, in the case of a purchase on a recognized stock exchange, the purchase has first been authorized by an ordinary resolution of the Company.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Ordinary Shares is Allied Irish Bank, p.l.c., Registrars' & New Issue Department, Bankcentre, Ballsbridge, Dublin 4, Ireland. The Transfer Agent and Registrar for the ADSs is The Bank of New York.

                                   TAXATION

  The statements of United States, Irish and Canadian tax laws set out below are based on the laws, regulations, administrative rulings and practices of the United States Internal Revenue Service (the "IRS"), the Revenue Commissioners of Ireland and Revenue Canada in force and as interpreted by the relevant taxation authorities as of the date of this Prospectus and are subject to any changes in United States, Irish or Canadian law, or in the interpretation thereof by the relevant taxation authorities, or in the double taxation conventions between the Republic of Ireland and the United States (the "Conventions") and between the Republic of Ireland and Canada, occurring after such date (the Conventions were ratified in 1951 and are currently being renegotiated).

  The following is a general summary of certain Republic of Ireland and United States federal income tax consequences of the purchase, ownership and disposition of ADSs evidenced by ADRs for U.S. Holders. For purposes of this discussion, a "U.S. Holder" means an individual citizen or resident of the United States for United States federal income tax purposes, a corporation or partnership created or organized under the laws of the United States or any state thereof or the District of Columbia, or an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source, in each case who (i) is not also a resident of, or ordinarily resident in, the Republic of Ireland for Irish tax purposes, (ii) is not engaged in trade or business in the Republic of Ireland through a permanent establishment and
(iii) does not own, directly, indirectly or by attribution, 10% or more of the shares of the Company (by vote or value).

  This summary is of a general nature only and does not discuss all aspects of United States and Irish taxation that may be relevant to a particular investor. The summary deals only with ADRs held as capital assets and does not address special classes of purchasers, such as dealers in securities, U.S. Holders whose functional currency is not the United States dollar and certain U.S. Holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules not discussed below. In particular the following summary does not address the adverse tax treatment of U.S. Holders who own, directly, or by attribution, 10% or more of the Company's outstanding voting stock in the event that the Company were to be classified as a "Controlled Foreign Corporation" for United States federal income tax purposes. Although the Company was not a Controlled Foreign Corporation at March 31, 1996, there can be no assurance that it will not be a Controlled Foreign Corporation in the future.

  PROSPECTIVE PURCHASERS OF ADSs ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS WITH RESPECT TO THE TAX CONSEQUENCES IN THE REPUBLIC OF IRELAND AND OTHER JURISDICTIONS, OF THE OWNERSHIP OF ADSs AND THE ORDINARY SHARES REPRESENTED THEREBY APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

  For purposes of the Conventions and the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Holders will be treated as the owners of the Ordinary Shares represented by ADSs evidenced by ADRs.

TAXATION OF THE COMPANY

  Republic of Ireland Taxation. For Irish tax purposes, the residence of a company is in the jurisdiction where the central management and control of the company is located. Companies which are resident in the Republic of Ireland are subject to Irish corporation tax on their total profits (wherever arising and, generally, whether or not remitted to the Republic of Ireland). The question of residence is essentially one of fact. It is the present intention of the Company's management to manage and control the Company from the Republic of Ireland, so that the Company will be resident in the Republic of Ireland.

  The standard rate of Irish corporation tax on both trading and non-trading income is currently 38%. However, in 1980, the Irish government enacted legislation, with the approval of the European Union, enabling companies to pay a reduced 10% rate of tax on profits from the manufacture of goods in the Republic of Ireland and certain other activities deemed to be the manufacture of goods. Current legislation provides that the reduced rate will be available until 2010. Certain activities of the Company in the Republic of Ireland qualify for the 10% rate. See "Risk Factors--Risk of Increasing Taxes."

  United States Taxation. Under the Convention relating to income taxation (the "Income Tax Convention"), the Company will generally not be subject to United States federal income tax unless it engages in a trade or business in the United States through a permanent establishment. The Company currently operates in the United States through Saville U.S., its subsidiary. Saville Ireland intends to conduct its business activities in a manner that will not result in its being considered to be engaged in a trade or business or to have a permanent establishment in the United States, even though Saville U.S. is a United States taxpayer. Dividends paid by Saville U.S. to the Company will generally be subject to United States withholding tax at the rate of 5%, which tax should generally be creditable by the Company against Irish corporation tax. Saville U.S. is currently subject to United States federal and state income taxation at a rate of approximately 41%.

  Canadian Taxation. The Company carries on business in Canada through Saville Canada. Saville Canada is currently subject to Canadian federal and provincial taxation at a rate of approximately 44.5%. Entities other than Saville Canada would be subject to Canadian taxation only with respect to income derived by them from Canada in the form of royalties, license fees, interest, dividends and similar payments, from the disposition of "taxable Canadian property" (as defined in the Income Tax Act (Canada)) or from business activities carried on through permanent establishments in Canada as determined under tax treaties entered into by Canada with the Republic of Ireland and the United States. Dividends paid by Saville Canada to the Company will generally be subject to Canadian withholding tax at a rate of 15%, which tax should generally be creditable against Irish corporation tax.

TAXATION OF DIVIDENDS

  Republic of Ireland Taxation. The Company does not expect to pay cash dividends for the foreseeable future. Should the Company begin paying dividends, the dividends will carry an imputed tax credit (the "Tax Credit"). The amount of the Tax Credit is calculated as a weighted average of tax credits applicable to different portions of the dividend, which vary depending on the nature of the income out of which the dividend is paid. Accordingly, dividends paid out of profits taxable at the standard corporation tax rate of 38% carry a Tax Credit equal to 23/77 of the amount of such dividend; dividends paid out of profits taxable at the 10% incentive corporation tax rate carry a Tax Credit equal to 1/18 of the amount of such dividend.

  The Company would be required, when paying a dividend in respect of the Ordinary Shares, to account to the Revenue Commissioners of Ireland for a payment known as advance corporation tax ("ACT") equal to the amount of the Tax Credit. ACT would be available for setoff against the corporation tax liability of the Company on its profits exclusive of taxable gains.

  Persons who are neither resident nor ordinarily resident in the Republic of Ireland do not have an Irish income tax liability on dividends received from Irish resident companies. Although a net Irish income tax is imposed, the income tax liability of each such person is restricted to the amount of the Tax Credit attaching to the dividend and, as the Tax Credit is allowed against the restricted liability, the Irish income tax liability is fully offset by the Tax Credit. Individuals are liable for Irish health and employment levies of 2.25% on such dividends. There is no Irish withholding tax on dividends paid by an Irish resident company.

  United States Taxation. For United States federal income tax purposes, the gross amount (i.e., including the amount of the Tax Credit) of any dividend paid (to the extent of the current or accumulated earnings and profits of the Company) will be included in gross income and treated as foreign source dividend income in the year the shareholder becomes entitled to such dividend. The dividend will not be eligible for the dividends-received deduction allowed to United States corporations. The amount includable in income will be the United States dollar value of the payment on the date of payment regardless of whether the payment is in fact converted into United States dollars. Generally, gain or loss (if any) resulting from currency fluctuations during the period from the date any dividend is paid to the date such payment is converted into United States dollars will be treated as ordinary income or loss. The IRS has ruled privately that a U.S. Holder will be eligible for a United States foreign tax credit under Article XIII of the Income Tax Convention for the Irish tax imposed on a dividend paid by an Irish company. The amount of the allowable foreign tax credit will not exceed the amount of the Irish Tax Credit described above. Although private letter rulings are not binding authority and are directed only to the taxpayer who requests them, they are considered persuasive in determining the position of the IRS.

  If the U.S. Holder is a United States partnership, trust or estate, the foreign tax credit will be available only to the extent that the income derived by such partnership, trust or estate is subject to United States tax as the income of a resident either in its hands or in the hands of its partners or beneficiaries, as the case may be.

TAXATION OF CAPITAL GAINS

  A U.S. Holder is not subject to Irish capital gains tax on the disposal of ADSs quoted on the Nasdaq National Market. It is the intention of the Company's management to continue the Company's quotation on the Nasdaq National Market.

  Subject to the discussion below under the heading "Passive Foreign Investment Company Considerations," a U.S. Holder will be liable for United States federal income tax on such gains to the same extent as on any other gains from sales or dispositions of shares.

  A U.S. Holder that is liable for both Irish and U.S. tax on a gain on the disposal of the ADSs will generally be entitled, subject to certain limitations and pursuant to the Income Tax Convention, to credit the amount of Irish capital gains or corporation tax, as the case may be, paid in respect of such gain against such U.S. Holder's United States federal income tax liability. Such gain is, however, likely to be considered to be from sources within the United States, which may effectively limit the amount of foreign tax credit allowed to the U.S. Holder.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

  The Company will be classified as a passive foreign investment company ("PFIC") for United States federal income tax purposes in the year of the offering or in subsequent years if either (i) 75% or more of its gross income is passive income or (ii) on average for the taxable year, 50% or more of its assets (by value or, if the Company so elects or if the Company is classified as a Controlled Foreign Corporation for United States federal income tax purposes, by adjusted tax bases) produce or are held for the production of passive income. While there can be no assurance, the Company expects, based on projections of its income and assets and the manner in which the Company intends to manage its business, that it will not be a PFIC. The Company will monitor its status and will, promptly following the end of each taxable year, notify shareholders if it believes that it is properly classified as a PFIC for that taxable year. The consequences of the Company being classified as a PFIC will depend in part on whether an election (a "QEF Election") to treat the Company as a qualified electing fund (a "QEF") under Section 1295 of the Code is, with respect to the particular U.S. Holder, in effect for each taxable year in such U.S. Holder's holding period in which the Company is a PFIC.

  If the Company is a PFIC during a U.S. Holder's holding period for its ADSs and the U.S. Holder does not make a QEF Election, the U.S. Holder will generally be required to pay a special U.S. tax (the "Special Tax"), in lieu of the U.S. tax that would otherwise apply, if such U.S. Holder (a) realizes a gain on disposition of ADSs or (b) receives an "excess distribution" from the Company on ADSs. An "excess distribution" is a distribution that exceeds 125% of the average distribution over the shorter of the preceding three years or the U.S. Holder's holding period. For purposes of calculating the Special Tax, a gain on disposition or "excess distribution" would be treated as having been realized by the U.S. Holder over such U.S. Holder's holding period for its ADSs. The amount of the Special Tax would be the sum of the taxes resulting from the following calculations: (i) the amount deemed realized in the taxable year of disposition or "excess distribution"
(including amounts allocated to any period prior to the first taxable year of the Company in which it becomes a PFIC) would be includable in gross income as ordinary income for the taxable year of disposition or "excess distribution",
(ii) amounts deemed realized in each of the other taxable years would be taxed at the highest marginal U.S. federal income tax rates in effect for the applicable class of taxpayer in the year of deemed realization and (iii) an additional tax in the form of an interest charge would be imposed on the tax deemed deferred from the year of deemed realization to the year of actual realization. The tax liability with respect to amounts deemed realized in years prior to the taxable year of disposition or "excess distribution" cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of ADSs cannot be treated as capital, even if the ADSs are held as capital assets.

  The Special Tax would not apply to any disposition of ADSs by a U.S. Holder, or to any distribution by the Company to such U.S. Holder, if a QEF Election is in effect with respect to that U.S. Holder for each of the years during such U.S. Holder's holding period that the Company is a PFIC, and the U.S. Holder complies with certain reporting requirements (discussed below).

  The Company will comply with all reporting requirements necessary for a U.S. Holder to make a QEF Election and will, promptly following the end of any taxable year in which the Company determines that it is properly classified as a PFIC, provide registered holders of Ordinary Shares with U.S. addresses (including the Depositary), and to other registered shareholders on request, information necessary for such an election. The Depositary has agreed to distribute such information to registered holders of ADRs.

  If a U.S. Holder makes a QEF Election, the U.S. Holder would be currently taxable on its pro rata share of the Company's ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company that the Company is classified as a PFIC, even if no dividend distributions were received. Once a QEF election is made, it will apply to all subsequent years that the Company is a PFIC and may be revoked only with the consent of the IRS. A U.S. Holder will not be currently taxed on the ordinary income and net capital gain of a QEF for any year that the QEF is not classified as a PFIC. Prospective investors should consult their own tax advisers concerning the merits of making a QEF Election if the Company is a PFIC for any taxable year. In addition, certain classes of investors, such as regulated investment companies and tax-exempt entities, may be subject to special rules and should consult their own tax advisers concerning the application of the United States federal income tax rules governing PFICs in their particular circumstances.

  Under current U.S. law, if the Company is a PFIC in any year, a U.S. Holder must file an annual return on IRS Form 8621, which describes the income received (or deemed to be received pursuant to a QEF Election) from the Company and any gain realized on a disposition of ADSs.

U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING

  Generally, the amount of dividends paid to U.S. Holders of ADSs, the name and address of the recipient and the amount, if any, of tax withheld must be reported annually to the IRS. A similar report is sent to the U.S. Holder.

  Backup withholding tax at the rate of 31% will apply to certain payments made to U.S. Holders who fail to furnish certain identifying information under the United States information reporting rules. Amounts withheld from payments will be allowed as a credit against such U.S. Holders' United States federal income tax liability.

IRISH CAPITAL ACQUISITIONS TAX

  Irish capital acquisitions tax ("CAT") applies to gifts and inheritances (i) where the person making the gift or inheritance is domiciled in the Republic of Ireland at the date of the gift or inheritance or (ii) to the extent that the property of which the gift or inheritance consists is situated in the Republic of Ireland at the date of the gift or inheritance. The person by whom CAT is primarily payable is the person who receives the gift or inheritance. Persons who are secondarily liable include the donor, an agent, trustee, personal representative or other person in whose care the property constituting the gift or inheritance or the income therefrom is placed. All taxable gifts and inheritances received by an individual since June 2, 1982 are aggregated and only the excess over a certain tax-free threshold is taxed. The tax-free threshold is dependent on the relationship between the donor and donee and the aggregation of all previous gifts and inheritances. The tax-free threshold amounts currently range from IR(Pounds)12,170 (approximately $19,107 at March 29, 1996) in the case of persons who are not related to one another to IR(Pounds)24,340 (approximately $36,644 at March 29, 1996) in the case of gifts and inheritances received from a brother, sister or from a brother or sister of a parent or from a grandparent to IR(Pounds)182,550 (approximately $286,603 at March 29, 1996) in the case of gifts and inheritances received from a parent. Gifts and inheritances passing between spouses are exempt from CAT. CAT is charged at progressive rates ranging in the case of gifts from 15% to 30% and in the case of inheritances from 20% to 40%.

  Although ADSs may be held by persons who are neither domiciled nor resident in the Republic of Ireland, the underlying Ordinary Shares are deemed to be situated in the Republic of Ireland because the Company is required to maintain its Ordinary Share register in the Republic of Ireland. Accordingly, ADSs may be subject to CAT notwithstanding the fact that the holder may be domiciled and/or resident outside of the Republic of Ireland. The Convention between the United States and the Republic of Ireland relating to estate taxes generally provides for CAT paid on inheritances in the Republic of Ireland to be credited against tax payable in the United States and for tax paid in the United States to be credited against tax payable in the Republic of Ireland, based on priority rules set forth in that Convention, in a case where an ADS is subject to both Irish CAT with respect to inheritance and U.S. federal estate tax. The Convention does not apply to gifts.

  In addition to gift and inheritance taxes, a probate tax of 2% applies to the value of all assets passing under the will or intestacy of an Irish-domiciled person other than to the spouse of the deceased. Where the deceased was not domiciled in the Republic of Ireland, only assets situated in Ireland are liable for this tax.

UNITED STATES GIFT AND ESTATE TAX

  An individual U.S. Holder will be subject to United States gift and estate taxes with respect to the ADRs in the same manner and to the same extent as with respect to other types of personal property.

IRISH STAMP DUTY

  Irish stamp duty, which is a tax on certain documents, is payable on all transfers of Ordinary Shares in companies incorporated in the Republic of Ireland wherever the instrument of transfer may be executed. In the case of a sale, stamp duty will be charged at the rate of IR(Pounds)1.00 for every IR(Pounds)100 (or part thereof) of the amount of value of the consideration (i.e., purchase price). Where the consideration for the sale is expressed in a currency other than Irish pounds, the duty will be charged on the Irish pound equivalent calculated at the rate of exchange prevailing on the date of the transfer. In the case of a transfer by way of gift (subject to certain exceptions) or for a consideration less than the market value of the shares transferred, stamp duty will be charged at the above rate on such market value.

  A transfer to the Depositary or custodian of Ordinary Shares for deposit under the Deposit Agreement in return for ADRs will be similarly chargeable with stamp duty as will a transfer of Ordinary Shares from the Depositary or the custodian upon surrender of an ADR for the purpose of the withdrawal of the underlying Ordinary Shares in accordance with the terms of the Deposit Agreement, unless, in either case, the transfer does not relate to a sale or contemplated sale or any other change in the beneficial ownership of such Ordinary Shares, in which case the transfer will be chargeable with nominal duty of IR(Pounds)10.

  Transfers of ADRs are exempt from Irish stamp duty as long as the ADSs are traded on the Nasdaq National Market or any recognized stock exchange in the United States.

  The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, both parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in liability to interest, penalties and fines.

                  DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

  The following is a summary of certain provisions of the Deposit Agreement (the "Deposit Agreement") entered into by the Company, The Bank of New York, as depositary (the "Depositary"), and the registered holders of ADRs (the "Owners") and the owners of a beneficial interest in book entry ADRs (the "Beneficial Owners"), pursuant to which the ADRs are to be issued.

  This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit Agreement, including the form of ADR. Terms used herein and not otherwise defined will have the meanings set forth in the Deposit Agreement. Copies of the Deposit Agreement and the Memorandum and Articles of Association of the Company are available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, New York 10286, and, at the principal office of the agent of the Depositary (the "Custodian"), currently located at the Dublin office of A.I.B. Custodial Services. Copies of the Deposit Agreement can also be inspected by holders of the ADRs and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Depositary's principal executive office is located at 48 Wall Street, New York, New York 10286.

AMERICAN DEPOSITARY RECEIPTS

  ADRs evidencing ADSs are issuable by the Depositary pursuant to the Deposit Agreement. Each ADS will represent one Ordinary Share or evidence of the right to receive one Ordinary Share (together with any additional Ordinary Shares at any time deposited or deemed deposited under the Deposit Agreement and any and all other securities, cash and property received by the Depositary or the Custodian in respect thereof and at such time held under the Deposit Agreement, "Deposited Securities"). Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and the Company as Owners.

DEPOSIT, TRANSFER AND WITHDRAWAL

  The Depositary has agreed, subject to the terms and conditions of the Deposit Agreement, that upon delivery to the Custodian of Ordinary Shares (or evidence of rights to receive Ordinary Shares) and pursuant to appropriate instruments of transfer in a form satisfactory to the Custodian, the Depositary will, upon payment of the fees, charges and taxes provided in the Deposit Agreement, execute and deliver at its Corporate Trust Office to, or upon the written order of, the person or persons named in the notice of the Custodian delivered to the Depositary or requested by the person depositing such Ordinary Shares with the Depositary, an ADR or ADRs, registered in the name or names of such person or persons, and evidencing any authorized number of ADSs requested by such person or persons.

  Upon surrender at the Corporate Trust Office of the Depositary of an ADR for the purpose of withdrawal of the Deposited Securities represented by the ADSs evidenced by such ADR, and upon payment of the fees of the Depositary for the surrender of ADRs, governmental charges and taxes provided in the Deposit Agreement, and subject to the terms and conditions of the Deposit Agreement, the Owner of such ADR will be entitled to delivery, to the Owner or upon the Owner's order, of the amount of Deposited Securities at the time represented by one or more ADSs evidenced by such ADR. The forwarding of share certificates, other securities, property, cash and other documents of title for such delivery will be at the risk and expense of the Owner.

  No Ordinary Share will be accepted for deposit unless accompanied by evidence satisfactory to the Depositary that any necessary approval has been granted by the governmental body in the Republic of Ireland, if any, which is then performing the function of the regulation of currency exchange or which has jurisdiction over foreign investment or regulated foreign ownership of Irish companies, if any.

  Subject to the terms and conditions of the Deposit Agreement and any limitations established by the Depositary, the Depositary may deliver ADRs prior to the receipt of Ordinary Shares (a "Pre-Release") and deliver Ordinary Shares upon the receipt and cancellation of ADRs which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such ADR has been Pre-Released. The Depositary may receive ADRs in lieu of Ordinary Shares in satisfaction of a Pre-Release. Each Pre-Release must be (i) preceded or accompanied by a written representation from the person to whom the ADRs or Ordinary Shares are to be delivered that such person, or its customer, owns the Ordinary Shares or ADRs to be remitted, as the case may be and will hold such Ordinary Shares or ADRs in trust for the Depositary until their delivery to the Depositary and deliver such Ordinary Shares or ADRs upon the Depositary's request, (ii) at all times fully collateralized with cash or such other collateral as the Depositary deems appropriate, (iii) terminable by the Depositary on not more than five business days' notice and (iv) subject to such further indemnities and credit regulations as the Depositary deems appropriate.

DIVIDENDS, OTHER DISTRIBUTIONS AND RIGHTS

  Subject to any restrictions imposed by Irish law, regulations or applicable permits, the Depositary is required to convert or cause to be converted into dollars, to the extent that in its judgment it can do so on a reasonable basis and can transfer the resulting dollars to the United States, all cash dividends and other cash distributions denominated in a currency other than dollars, including Irish pounds ("Foreign Currency"), that it receives in respect of the deposited Ordinary Shares, and to distribute the resulting dollar amount (net of reasonable and customary expenses incurred by the Depositary in converting such Foreign Currency) to the Owners entitled thereto, in proportion to the number of ADSs representing such Deposited Securities evidenced by ADRs held by them, respectively. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Owners on account of exchange restrictions or the date of delivery of any ADR or ADRs or otherwise. The amount distributed to the Owners of ADRs will be reduced by any amount on account of taxes to be withheld by the Company or the Depositary. See "--Liability of Owner for Taxes".

  If the Depositary determines that in its judgment any Foreign Currency received by the Depositary or the Custodian cannot be converted on a reasonable basis into dollars transferable to the United States, or if any approval or license of any government or agency thereof which is required for such conversion is denied or in the opinion of the Depositary is not obtainable, or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute the Foreign Currency received by the Depositary or the Custodian to, or in its discretion may hold such Foreign Currency uninvested and without liability for interest thereon for the respective accounts of, the Owners entitled to receive the same. If any such conversion of Foreign Currency, in whole or in part, cannot be effected for distribution to some of the Owners entitled thereto, the Depositary may in its discretion make such conversion and distribution in dollars to the extent permissible to the Owners entitled thereto, and may distribute the balance of the Foreign Currency received by the Depositary to, or hold such balance uninvested and without liability for interest thereon for, the respective accounts of, the Owners entitled thereto.

  If the Company declares a dividend in, or free distribution of, Ordinary Shares, the Depositary may, and will if the Company so requests, distribute to the Owners of outstanding ADRs entitled thereto, in proportion to the number of ADSs evidenced by the ADRs held by them respectively, additional ADRs evidencing an aggregate number of ADSs that represents the amount of Ordinary Shares received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Ordinary Shares and the issuance of ADSs evidenced by ADRs, including the withholding of any tax or other governmental charge and the payment of fees of the Depositary. The Depositary may withhold any such distribution of ADRs if it has not received satisfactory assurances from the Company that such distribution does not require registration under the Securities Act or is exempt from registration under the provisions of such Act. In lieu of delivering ADRs for fractional ADSs in the event of any such dividend or free distribution, the Depositary will sell the amount of Ordinary Shares represented by the aggregate of such fractions and distribute the net proceeds in accordance with the Deposit Agreement. If additional ADRs are not so distributed, each ADS will thenceforth also represent the additional Ordinary Shares distributed upon the Deposited Securities represented thereby.

  If the Company offers or causes to be offered to the holders of any Deposited Securities any rights to subscribe for additional Ordinary Shares or any rights of any other nature, the Depositary will have discretion as to the procedure to be followed in making such rights available to any Owners of ADRs or in disposing of such rights for the benefit of any Owners and making the net proceeds available in United States dollars to such Owners or, if by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any owners or dispose of such rights and make the net proceeds available to such Owners, then the Depositary shall allow the rights to lapse; provided, however, if at the time of the offering of any rights the Depositary determines in its discretion that it is lawful and feasible to make such rights available to all Owners or to certain Owners but not to other Owners, the Depositary may distribute to any Owner to whom it determines the distribution to be lawful and feasible, in proportion to the number of ADSs held by such Owner, warrants or other instruments therefor in such form as it deems appropriate. If the Depositary determines in its discretion that it is not lawful and feasible to make such rights available to certain Owners, it may sell the rights, warrants or other instruments in proportion to the number of ADSs held by the Owners to whom it has determined it may not lawfully or feasibly make such right available, and allocate the net proceeds of such sales for the account of such Owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Owners because of exchange restrictions or the date or delivery of any ADR or ADRs, or otherwise. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Owners in general or any Owner or Owners in particular.

  In circumstances in which rights would not otherwise be distributed, if an Owner of ADRs requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADSs of such Owner, the Depositary will make such rights available to such Owner upon written notice from the Company to the Depositary that (a) the Company has elected in its sole discretion to permit such rights to be exercised and (b) such owner has executed such documents as the Company has determined in its sole discretion are reasonably required under applicable law. Upon instruction pursuant to such warrants or other instruments to the Depositary from such Owner to exercise such rights, upon payment by such Owner to the Depositary for the account of such Owner of an amount equal to the purchase price of the Ordinary Shares to be received in exercise of the rights, and upon payment of the fees of the Depositary as set forth in such warrants or other instruments, the Depositary will, on behalf of such Owner, exercise the rights and purchase the Ordinary Shares, and the Company shall cause the Ordinary Shares purchased to be delivered to the Depositary on behalf of such Owner. As agent for such Owner, the Depositary will cause the Ordinary Shares so purchased to be deposited, and will execute and deliver ADRs to such Owner, pursuant to the Deposit Agreement.

  The Depositary will not offer rights to Owners having an address in the United States unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act with respect to a distribution to all Owners or are registered under the provisions of the Securities Act; provided, that nothing in the Deposit Agreement will create, or be construed to create, any obligation on the part of the Company to file a registration statement with respect to such rights or underlying securities or to endeavor to have such a registration statement declared effective. If an Owner of ADRs requests the distribution of warrants or other instruments, notwithstanding that there has been no such registration under the Securities Act, the Depositary will not effect such distribution unless it has received an opinion from recognized counsel in the United States for the Company upon which the Depositary may rely that such distribution to such Owner is exempt from such registration. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Owners in general or any Owner in particular.

  Whenever the Depositary receives any distribution other than cash, Ordinary Shares or rights in respect of the Deposited Securities, the Depositary will cause the securities or property received by it to be distributed to the Owners entitled thereto, after deduction or upon payment of any fees and expenses of the Depositary or any taxes or other governmental charges, in proportion to their holdings, respectively, in any manner that the Depositary may reasonably deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the Owners entitled thereto, or if for any other reason (including, but not limited to, any requirement that the Company or the Depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act in order to be distributed to Owners or Beneficial Owners) the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees of the Depositary) will be distributed by the Depositary to the Owners entitled thereto as in the case of a distribution received in cash.

  If the Depositary determines that any distribution of property (including Ordinary Shares and rights to subscribe therefor) is subject to any taxes or other governmental charges which the Depositary is obligated to withhold, the Depositary may, by public or private sale, dispose of all or a portion of such property in such amount and in such manner as the Depositary deems necessary and practicable to pay such taxes or charges and the Depositary will distribute the net proceeds of any such sale after deduction of such taxes or charges to the Owners entitled thereto in proportion to the number of ADSs held by them, respectively.

  Upon any change in nominal or par value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or Custodian in exchange for, in conversion of, or in respect of Deposited Securities will be treated as new Deposited Securities under the Deposit Agreement, and the ADSs will thenceforth represent, in addition to the existing Deposited Securities, the right to receive the new Deposited Securities so received in exchange or conversion, unless additional ADRs are delivered pursuant to the following sentence. In any such case the Depositary may, after consultation with the Company, and will, if the Company so requests, execute and deliver additional ADRs as in the case of a distribution in Ordinary Shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing such new Deposited Securities.

RECORD DATES

  Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Ordinary Shares that are represented by each ADS, or whenever the Depositary shall receive notice of any meeting of holders of Ordinary Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient, the Depositary will fix a record date, which shall be the record date, if any, established by the Company for such purpose or, if different, as close thereto as practicable, (a) for the determination of the Owners who will be (i) entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or (ii) given instructions for the exercise of voting rights at any such meeting, or (b) on or after which each ADS will represent the changed number of Ordinary Shares, all subject to the provisions of the Deposit Agreement.

VOTING OF DEPOSITED SECURITIES

  Upon receipt of notice of any meeting or solicitation of consents or proxies of holders of Ordinary Shares or other Deposited Securities, if requested in writing by the Company, the Depositary will, as soon as practicable thereafter, mail to all Owners a notice, the form of which notice will be in the sole discretion of the Depositary, containing (a) the information included in such notice of meeting received by the Depositary from the Company, (b) a statement that the Owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of Irish law and of the Memorandum and Articles of Association of the Company, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Ordinary Shares or other Deposited Securities represented by their respective ADSs, (c) a statement that Owners who instruct the Depositary as to the exercise of their voting rights will be deemed to have instructed the Depositary or its authorized representative to call for a poll with respect to each matter for which instructions are given, subject to any applicable provisions of Irish law and of the Company's Memorandum and Articles of Association and (d) a statement as to the manner in which such instructions may be given, including an express indication that instructions may be given or deemed given in accordance with the last sentence of this paragraph if no instruction is received, to the Depositary to give a discretionary proxy to a person designated by the Company. Upon the written request of an Owner on such date, received on or before the date established by the Depositary for such purpose, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of Ordinary Shares or other Deposited Securities represented by the ADSs evidenced by such ADRs in accordance with the nondiscretionary instructions set forth in such request. Accordingly, pursuant to the Company's Memorandum and Articles of Association and applicable Irish law, the Depositary will cause its authorized representative to attend each meeting of holders of Ordinary Shares and call for a poll as instructed in accordance with clause (c) above for the purpose of effecting such vote. The Depositary will not vote or attempt to exercise the right to vote that attaches to the Ordinary Shares or other Deposited Securities, other than in accordance with such instructions or deemed instructions.

  The Deposit Agreement provides that if no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the ADS evidenced by such Owner's ADRs on or before the date established by the Depositary for such purpose, the Depositary will deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary will give a discretionary proxy to a person designated by the Company to vote such Deposited Securities, under circumstances and according to the terms as set forth in the Deposit Agreement: provided, that no such instructions will be deemed given and no such discretionary proxy will be given with respect to any matter as to which the Company informs the Depositary in writing that the Company does not wish such proxy to be given.

  There can be no assurance that the Owners generally or any Owner in particular will receive the notice described in the preceding paragraph sufficiently prior to the date established by the Depositary for the receipt of instructions to ensure that the Depositary will in fact receive such instructions on or before such date. Neither the Depositary nor the Company shall be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or non-action is in good faith.

REPORTS AND OTHER COMMUNICATIONS

  The Depositary will make available for inspection by ADR Owners at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from the Company, which are both (a) received by the Depositary as the holder of the Deposited Securities and (b) generally made available to the holders of such Deposited Securities by the Company. The Depositary also will send to the Owners copies of such reports when furnished by the Company pursuant to the Deposit Agreement. Any such reports and communications, including any proxy soliciting material, furnished to the Depositary by the Company will be furnished in English.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

  The form of ADRs and any provisions of the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable without the consent of the Owners of ADRs; provided, however, that any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing rights of ADR Owners, will not take effect as to outstanding ADRs until the expiration of 30 days after notice of any amendment has been given to the Owners of outstanding ADRs. Every Owner of an ADR, at the time any amendment becomes effective, will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event will any amendment impair the right of the Owner of any ADR to surrender such ADR and receive therefore the Deposited Securities represented thereby, except to comply with mandatory provisions of applicable law.

  The Depositary will at any time at the direction of the Company terminate the Deposit Agreement by mailing notice of such termination to the Owners of the ADRs then outstanding at least 90 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Company and the Owners of all ADRs then outstanding if, any time after 90 days have expired after the Depositary will have delivered to the Company a written notice of its election to resign, a successor depositary will not have been appointed and accepted its appointment, in accordance with the terms of the Deposit Agreement. If any ADRs remain outstanding after the date of termination of the Deposit Agreement, the Depositary thereafter will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to the Owners thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except the collection of dividends and other distributions pertaining to the Deposited Securities, the sale of rights and other property and the delivery of underlying Ordinary Shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs (after deducting, in each case, the fees of the Depositary for the surrender of an ADR and other expenses set forth in Deposit Agreement and any applicable taxes or governmental charges). At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held thereunder and hold uninvested the net proceeds of such sale, together with any other cash, unsegregated and without liability for interest, for the pro rata benefit of the Owners that have not theretofore surrendered their Receipts, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary will be discharged from all obligations under the Deposit Agreement, except to account for net proceeds and other cash (after deducting, in each case, the fee of the Depositary and other expenses set forth in the Deposit Agreement for the surrender of an ADR and any applicable taxes or other governmental charges).

CHARGES OF DEPOSITARY

  The Depositary will charge any party depositing or withdrawing Ordinary Shares or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or Deposited Securities or a distribution of ADRs pursuant to the Deposit Agreement) where applicable: (1) taxes and other governmental charges; (2) such registration fees as may from time to time be in effect for the registration of transfers of Ordinary Shares generally on the share register of the Company or the appointed agent of the Company for transfer and registration of Ordinary Shares and applicable to transfers of Ordinary Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals; (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement to be at the expense of persons depositing Ordinary Shares or Owners; (4) such expenses as are incurred by the Depositary in the conversion of Foreign Currency pursuant to the Deposit Agreement; (5) a fee not in excess of $5.00 per 100 ADSs (or portion thereof) for the issuance and surrender, respectively, of ADRs pursuant to the Deposit Agreement; (6) a fee not in excess of $0.02 per ADS (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement; (7) a fee for the distribution of securities pursuant to the Deposit Agreement, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities (for purposes of this clause 7 treating all such securities as if they were Ordinary Shares), but which securities are instead distributed by the Depositary to Owners and the net proceeds distributed; and (8) a fee not in excess of $1.50 per certificate for an ADR or ADRs for transfers made pursuant to the Deposit Agreement.

  The Depositary, pursuant to the Deposit Agreement, may own and deal in any class of securities of the Company and its affiliates and in ADRs. The fees of the Depositary may differ from those charged by other depositaries for services rendered in connection with ADSs and ADRs. A schedule of fees charged pursuant to the Deposit Agreement is available without charge from the Depositary at its principal executive office located at 48 Wall Street, New York, New York 10286. Each registered holder of an ADR will receive 30 days notice of any change in the fees charged by the Depositary.

LIABILITY OF OWNER FOR TAXES

  If any tax or other governmental charge shall become payable by the Custodian or the Depositary with respect to any ADR or any Deposited Securities represented by the ADS evidenced by such ADR, such tax or other governmental charge will be payable by the Owner or Beneficial Owner of such ADR to the Depositary. The Depositary may refuse to effect any transfer of such ADR or any withdrawal of Deposited Securities underlying such ADR until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Owner or Beneficial Owner thereof any part or all of the Deposited Securities underlying such ADR and may apply such dividends, distributions or the proceeds of any such sale to pay any such tax or other governmental charge and the Owner or Beneficial Owner of such ADR will remain liable for any deficiency.

DISCLOSURE OF INTERESTS

  Each ADR Owner agrees to comply with the Company's Articles of Association, as they may be amended from time to time, and the laws of the Republic of Ireland, if applicable, with respect to any disclosure requirements regarding ownership of Ordinary Shares, all as if such ADRs were, for this purpose, the Ordinary Shares represented thereby. Each ADR Owner has agreed to be bound by the provisions of the Deposit Agreement mandating compliance with the disclosure requirements of Irish company law. See "Description of Share Capital--Disclosure Requirements."

GENERAL

  Neither the Depositary nor the Company nor any of their respective directors, employees, agents or affiliates will be liable to any Owner or Beneficial Owner of ADRs, if by reason of any provision of any present or future law or regulation of the United States, the Republic of Ireland or any other country, or of any other governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of the Memorandum and Articles of Association of the Company, or by reason of any provision of any securities issued or distributed by the Company, or any offering or distribution thereof, or by reason of any act of God or war or other circumstances beyond its control, the Depositary or the Company or any of their respective directors, employees, agents, or affiliates shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of the Deposit Agreement or the Deposited Securities it is provided will be done or performed; nor will the Depositary or the Company incur any liability to any Owner or Beneficial Owner of any ADR by reason of any nonperformance or delay, caused aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided will or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for under the Deposit Agreement. Where, by the terms of a distribution pursuant to the Deposit Agreement, or an offering pursuant to the Deposit Agreement, or for any other reason, such distribution or offering may not be made available to Owners, and the Depositary may not dispose of such distribution or offering on behalf of such Owners and make the net proceeds available to such Owners, then the Depositary will not make such distribution or offering, and will allow the rights, if applicable, to lapse.

  The Company and the Depositary assume no obligation nor will they be subject to any liability under the Deposit Agreement to Owners or Beneficial Owners of ADRs, except that they agree to perform their respective obligations specifically set forth under the Deposit Agreement without negligence or bad faith.

  The ADRs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books at any time or from time to time when deemed expedient by it in connection with the performance of its duties or at the written request of the Company. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or withdrawal of any Deposited Securities, the Depositary, the Custodian or the Registrar may require payment from the person presenting the ADR or the depositor of the Ordinary Shares of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Ordinary Shares being deposited or withdrawn) and payment of any applicable fees payable by the Owners and Beneficial Owners of ADRs. The Depositary may refuse to deliver ADRs, to register the transfer of any ADR or to make any distribution on, or related to, Ordinary Shares until it has received such proof of citizenship or residence, exchange control approval or other information as it may deem necessary or proper. The delivery, transfer, registration or transfer of outstanding ADRs and surrender of ADRs generally may be suspended or refused during any period when the transfer books of the Depositary, the Company or the Foreign Registrar are closed or if any such action is deemed necessary or advisable by the Depositary or the Company, at any time or from time to time.

  The Depositary keeps books at its Corporate Trust Office for the registration and transfer of ADRs, which at all reasonable times is open for inspection by the Owners, provided that such inspection will not be for the purpose of communications with Owners in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the ADRs.

  The Depositary may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of ADRs at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with laws and other requirements by Owners or persons entitled to ADRs and will be entitled to protection and indemnity to the same extent as the Depositary.

GOVERNING LAW

  The Deposit Agreement is governed by the laws of the State of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have approximately 17,676,406 Ordinary Shares outstanding, based upon shares outstanding as of March 31, 1996. The 5,750,000 ADSs sold in the Company's initial public offering and the 3,100,000 ADSs offered hereby and the 8,850,000 Ordinary Shares they represent will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitation of Rule 144 described below.

SALES OF RESTRICTED SHARES

  Approximately, 8,754,301 of the remaining 8,826,406 Ordinary Shares outstanding are deemed "Restricted Shares" under Rule 144. These Restricted Shares will not be eligible for resale under Rule 144 until after the expiration of a two-year holding period from the date such Restricted Shares were acquired from, and the full purchase price therefor was paid to, the Company or an Affiliate, and may be resold in the public market only in compliance with the registration requirements of the Securities Act or pursuant to a valid exemption therefrom. Of these shares, 7,739,787 shares will be eligible for conversion to ADSs and resale pursuant to Rule 144 in August 1996; and 1,014,514 shares will be eligible for conversion into ADSs and resale pursuant to Rule 144 at various dates between January 1, 1997 and November 8, 1997, all upon expiration of their respective two-year holding periods. Approximately 8,947,671 of the Restricted Shares are subject to the lock-up agreements described below (the "Lock-up Agreements"). In addition, 8,754,301 Restricted Shares are entitled to registration rights as described below.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned Restricted Shares for at least two years is permitted to sell, within any three-month period, a number of such shares (in the form of ADSs or otherwise) that does not exceed the greater of (i) one percent of the then outstanding ADSs (approximately 176,764 shares immediately after this offering) or (ii) the average weekly trading volume in the ADSs on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of such sale is filed, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. Affiliates must comply with the restrictions and requirements of Rule 144, other than the two-year holding period requirement, in order to sell Ordinary Shares (in the form of ADSs or otherwise) which are not restricted securities. In addition, under Rule 144(k), a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least three years may resell such shares (in the form of ADSs or otherwise) without compliance with the foregoing requirements. In meeting the two and three year holding periods described above, a holder of Restricted Shares can include the holding periods of a prior owner who was not an Affiliate. The two and three year holding periods described above do not begin to run until after the full purchase price or other consideration is paid by the person acquiring the Restricted Shares from the issuer or an Affiliate.

  The Securities and Exchange Commission has proposed an amendment to Rule 144 which would reduce the holding period required for shares subject to Rule 144 to become eligible for sale in the public market from two years to one year, and from three years to two years in the case of Rule 144(k).

  As of March 31, 1996, options to purchase an aggregate of 1,144,851 Ordinary Shares had been granted and were outstanding under the 1995 Option Plan, of which 187,500 were then exercisable. The Company has registered the shares issuable under the 1995 Option Plan pursuant to a registration statement on Form S-8. In addition, options to purchase an aggregate of 691,448 Ordinary Shares had been granted pursuant to certain non-plan options, all of which are currently exercisable and eligible for resale pursuant to Rules 144 and 701. See "Management--Share Options."

LOCK-UP AGREEMENTS

  The Company, certain Selling Shareholders and all executive officers and directors of the Company, who in the aggregate will hold, following the offering, approximately 8,947,671 Ordinary Shares, have agreed, pursuant to the Lock-up Agreements, that they will not, directly or indirectly, without the prior written consent of Alex. Brown & Sons Incorporated, offer, sell, offer to sell, contract to sell, or otherwise dispose of any ADSs or Ordinary Shares, or any securities convertible into or exercisable for ADSs or Ordinary Shares, beneficially owned by them for a period of 90 days after the date of this Prospectus, except that the Company may issue up to 691,448 Ordinary Shares under outstanding non-plan options and may grant options to purchase Ordinary Shares under its 1995 Option Plan and 1996 Share Purchase Plan. The Company has agreed with the Underwriters that it will not, except as described above, grant options to purchase Ordinary Shares which are exercisable prior to 90 days after the date of this Prospectus.

REGISTRATION RIGHTS

  At the completion of this offering, certain securityholders of the Company will be entitled to require the Company to register under the Securities Act up to a total of 8,754,301 Ordinary Shares (the "Registrable Shares") under the terms of (i) an agreement (the "First Registration Agreement") among the Company and certain securityholders of the Company holding an aggregate of 8,299,801 Ordinary Shares (the "First Rightsholders") and (ii) an agreement (the "Second Registration Agreement") among the Company and certain other securityholders of the Company holding an aggregate of 454,500 Ordinary Shares (the "Second Rightsholders").

  Pursuant to the terms of the First Registration Agreement and the Second Registration Agreement, in the event the Company proposes to register any of its securities under the Act at any time or times, the First Rightsholders and the Second Rightsholders, subject to certain exceptions, are entitled to include Registrable Shares in such registration. However, the managing underwriter of any such offering may exclude for marketing reasons some or all of such Registrable Shares from such registration. In addition, certain of the First Rightsholders have, subject to certain conditions and limitations, additional rights to require the Company to prepare and file a registration statement under the Securities Act with respect to the Registrable Shares held by such First Rightsholders at any time six months or more after the termination of the effectiveness of a previous registration statement.

  The Second Rightsholders also have, subject to certain conditions and limitations, additional rights to require the Company to prepare and file a registration statement under the Securities Act with respect to the Registrable Shares held by such Second Rightsholders at any time during the period between six months and twelve months after the closing of this offering. In addition, the Company must register all Registrable Shares held by the Second Rightsholders on the later to occur of the first anniversary of the closing of the Company's initial public offering or on such later date as the Company becomes eligible to file a Registration Statement on Form S-3.

  The Company is generally required to bear the expense of all such registrations, except underwriting discounts and commissions.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Furman Selz LLC, Hambrecht & Quist LLC and Montgomery Securities, have severally agreed to purchase from the Company and the Selling Shareholders the following respective numbers of ADSs at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                        NUMBER
        UNDERWRITER                                                     OF ADSS
        -----------                                                     -------
   Alex. Brown & Sons Incorporated....................................
   Furman Selz LLC....................................................
   Hambrecht & Quist LLC..............................................
   Montgomery Securities..............................................
                                                                       ---------
     Total............................................................ 3,100,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the ADSs offered hereby if any of such ADSs are purchased.

  The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose to offer the ADSs to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per ADS. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per ADS to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Representatives.

  The Selling Shareholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 465,000 additional ADSs at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of ADSs to be purchased by it shown in the above table bears to 3,100,000, and such Selling Shareholders will be obligated, pursuant to the option, to sell such ADSs to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of ADSs offered hereby. If purchased, the Underwriters will offer such additional ADSs on the same terms as those on which the 3,100,000 ADSs are being offered.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Shareholders against certain civil liabilities, including liabilities under the Securities Act.

  The Company, all of the Selling Shareholders, and all executive officers and directors of the Company, who in the aggregate will hold, following the offering, approximately 8,947,161 Ordinary Shares, have agreed, pursuant to the Lock-up Agreements, that they will not, directly or indirectly, without the prior written consent of Alex. Brown & Sons Incorporated, offer, sell, offer to sell, contract to sell or otherwise dispose of any Ordinary Shares or ADSs or securities convertible into or exercisable for ADSs or Ordinary Shares beneficially owned by them for a period of 90 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated, except that the Company may, without such consent, issue shares upon the exercise of outstanding non-plan options or grant options pursuant to the Company's 1995 Option Plan and 1996 Share Purchase Plan. Alex. Brown & Sons Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to Lock-up Agreements. The Company has agreed with the Underwriters that it will not, except as described above, grant options to purchase Ordinary Shares which are exercisable prior to 90 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

  The Representatives have advised the Company and the Selling Shareholders that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before the commencement of offers or sales of the ADSs in this offering. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered before the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

  The validity of the Ordinary Shares represented by the ADSs offered hereby and certain legal matters under Irish law will be passed upon by McCann FitzGerald, Irish counsel for the Company. Certain legal matters under United States law in connection with this offering will be passed upon for the Company and the Selling Shareholders by Hale and Dorr, Boston, Massachusetts. Certain matters in connection with the offering will be passed upon on behalf of the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts, counsel for the Underwriters. Testa, Hurwitz & Thibeault, LLP and Hale and Dorr will rely upon McCann FitzGerald with respect to certain matters governed by Irish law.

                                    EXPERTS

  The consolidated financial statements of the Company at December 31, 1995 and 1994, and for each of the years in the three year period ended December 31, 1995, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young, independent auditors, as set forth in its reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices in New York (Seven World Trade Center, Suite 1300, New York, New York 10048), and Chicago (Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661). Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. The Company's ADSs are listed for trading on the Nasdaq National Market under the trading symbol SAVLY. Reports, proxy statements and other information about the Company may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission, Washington, D.C. 20549, a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-1 under the Securities Act with respect to the ADSs offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, to which Registration Statement reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

                      IRISH EXCHANGE CONTROL REGULATIONS

  Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of the Republic of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as the Company, and dividends and redemption proceeds are freely transferable to non-resident holders of such securities.

  The Financial Transfers Act, 1992 gives power to the Minister for Finance of the Republic of Ireland to make provision for the restriction of financial transfers between the Republic of Ireland and other countries. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADRs representing shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividend, redemption and liquidation payments in respect of shares in an Irish incorporated company would fall within this definition. Currently, orders under this Act prohibit any financial transfer to or by the order of or on behalf of residents of the Federal Republic of Yugoslavia (Serbia and Montenegro), Iraq and Libya, unless permission for the transfer has been given by the Central Bank of Ireland.

  The Company does not anticipate that orders under the Financial Transfers Act, 1992 will have a material effect on its business.

                              SAVILLE SYSTEMS PLC

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Auditors............................................     2
Consolidated Balance Sheets as of December 31, 1994 and 1995 and March 31,
 1996.....................................................................     3
Consolidated Statements of Income for the years ended December 31, 1993,
 1994 and 1995 and the three months ended March 31, 1995 and 1996.........     4
Consolidated Statements of Changes in Shareholders' Equity for the the
 years ended December 31, 1993, 1994 and 1995 and the three months ended
 March 31, 1996...........................................................     5
Consolidated Statements of Cash Flows for the years ended December 31,
 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996...     6
Notes to Consolidated Financial Statements................................  7-18

REPORT OF INDEPENDENT AUDITORS

To the Directors of Saville Systems PLC

  We have audited the accompanying consolidated balance sheets of Saville Systems PLC and its subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Saville Systems PLC and its subsidiaries at December 31, 1995 and 1994 and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 1995 in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young

Chartered Accountants

Galway, Ireland January 26, 1996

                              SAVILLE SYSTEMS PLC

                          CONSOLIDATED BALANCE SHEETS

                                              DECEMBER 31,
                                           ---------------------    MARCH 31,
                                             1994       1995          1996
                                           ---------  ----------  --------------
                                                                   (UNAUDITED)
                                            (IN THOUSANDS OF U.S. DOLLARS)
ASSETS
Current Assets
  Cash and cash equivalents............... $   3,509  $   23,722    $   21,449
  Accounts receivable, less allowance for
   doubtful accounts of $0, $370 and $447,
   respectively...........................     5,611       8,177        12,734
  Prepaid expenses and other assets.......       170       1,056         1,271
                                           ---------  ----------    ----------
                                               9,290      32,955        35,454
                                           ---------  ----------    ----------
Property and equipment, net [note 3]......       517       2,335         2,624
Long-term receivable [note 4].............                   741           744
Loan to an officer [note 5]...............        50
                                           ---------  ----------    ----------
    Total assets.......................... $   9,857  $   36,031    $   38,822
                                           =========  ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable........................ $     678  $    1,079    $    1,438
  Accrued compensation and related
  benefits................................       724       1,527         1,414
  Accrued royalties.......................       315         663           500
  Income taxes payable....................     1,101       1,228         1,668
  Other current liabilities...............       547         296           583
  Related party advances [note 5].........        14
  Current portion of long-term debt [note
  6]......................................       111          53            84
                                           ---------  ----------    ----------
                                               3,490       4,846         5,687
                                           ---------  ----------    ----------
Long-term debt [note 6]...................       689          44
Minority interest [note 8]................       226         217           215
                                           ---------  ----------    ----------
                                                 915         261           215
                                           ---------  ----------    ----------
Commitments and contingencies [note 7]
Shareholders' equity
  Share capital [note 8]..................        10          92            92
  Additional paid-in capital [note 8].....     1,662      23,636        23,591
  Retained earnings.......................     3,862       7,244         9,286
  Cumulative translation account [note 8].       (82)        (48)          (49)
                                           ---------  ----------    ----------
    Total shareholders' equity............     5,452      30,924        32,920
                                           ---------  ----------    ----------
    Total liabilities and shareholders'
     equity............................... $   9,857  $   36,031    $   38,822
                                           =========  ==========    ==========

                             See accompanying notes

                              SAVILLE SYSTEMS PLC

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                 THREE MONTHS ENDED
                            YEARS ENDED DECEMBER 31,                  MARCH 31,
                          ----------------------------------- -------------------------
                            1993        1994        1995          1995         1996
                          ----------  ----------- ----------- ------------ ------------
                                                              (UNAUDITED)  (UNAUDITED)
                          (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
Revenue:
  Services..............  $    8,857  $    17,597 $    25,084   $   5,845    $    9,032
  License fees..........         452        2,476       5,212       1,617         1,523
                          ----------  ----------- -----------   ---------    ----------
                               9,309       20,073      30,296       7,462        10,555
                          ----------  ----------- -----------   ---------    ----------
Expenses:
  Cost of services......       5,038        8,640      12,221       2,878         4,478
  Cost of license fees..           9           31          65          14            22
  Sales and marketing...         862        1,391       1,519         333           637
  Research and
  development...........                      184       1,591         133           860
  General and
  administrative........       3,385        2,971       6,784       1,403         2,321
                          ----------  ----------- -----------   ---------    ----------
                               9,294       13,217      22,180       4,761         8,318
                          ----------  ----------- -----------   ---------    ----------
Income from operations..          15        6,856       8,116       2,701         2,237
  Other income, net
  [note 9]..............           7          252         208          75           243
                          ----------  ----------- -----------   ---------    ----------
Income before income
taxes...................          22        7,108       8,324       2,776         2,480
  Provision for income
   taxes
   [note 10]............          32        1,597       1,872         732           440
                          ----------  ----------- -----------   ---------    ----------
Income (loss) before
minority interest.......         (10)       5,511       6,452       2,044         2,040
  Minority interest
   share in
   subsidiaries' net
   income (loss)........         (23)         154          70           6            (2)
                          ----------  ----------- -----------   ---------    ----------
Net income..............  $       13  $     5,357 $     6,382   $   2,038    $    2,042
                          ==========  =========== ===========   =========    ==========
Net income per share....  $     0.00  $      0.34 $      0.40   $    0.13    $     0.11
                          ==========  =========== ===========   =========    ==========
Shares used in computing
 net income per share
 (in thousands).........      15,667       15,721      16,151      15,797        18,685



                             See accompanying notes

                              SAVILLE SYSTEMS PLC

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 IS UNAUDITED)

                            SHARE CAPITAL    ADDITIONAL RETAINED  CUMULATIVE      TOTAL
                          ------------------  PAID-IN   EARNINGS  TRANSLATION SHAREHOLDERS'
                            SHARES   AMOUNTS  CAPITAL   (DEFICIT)   ACCOUNT      EQUITY
                          ---------- ------- ---------- --------- ----------- -------------
                               (IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES)
Balance at December 31,                       $     1    $  (476)    $  7        $  (468)
1992....................
 Ordinary Shares issued.       2,980   $ 0
 Cash, notes and
  interest payable
  converted to paid-in
  capital...............                          681                                681
 Dividends paid by                                           (29)                    (29)
subsidiary..............
 Net income.............                                      13                      13
 Foreign currency                                                      (8)            (8)
translation adjustment..
                          ----------   ---    -------    -------     ----        -------
Balance at December 31,        2,980     0        682       (492)      (1)           189
1993....................
 Ordinary Shares issued.  14,897,020    10                                            10
 Increase in paid-in                              980       (980)
capital.................
 Dividends paid by                                           (23)                    (23)
subsidiary..............
 Net income.............                                   5,357                   5,357
 Foreign currency                                                     (81)           (81)
translation adjustment..
                          ----------   ---    -------    -------     ----        -------
Balance at December 31,   14,900,000    10      1,662      3,862      (82)         5,452
1994....................
 Ordinary Shares issued.   2,676,406    34     25,772                             25,806
 Deferred Shares issued.      30,000    48        (48)
 Shares issued by                                 148                                148
subsidiary companies....
 Public offering costs..                       (3,914)                            (3,914)
 Reduction in minority                            116                                116
interest................
 Note receivable on sale
  of shares by
  subsidiary prior to
  reorganization........                         (100)                              (100)
 Dividends paid.........                                  (3,000)                 (3,000)
 Net income.............                                   6,382                   6,382
 Foreign currency                                                      34             34
translation adjustment..
                          ----------   ---    -------    -------     ----        -------
Balance at December 31,   17,606,406    92     23,636      7,244      (48)        30,924
1995....................
 Net income.............                                   2,042                   2,042
 Public offering costs..                          (45)                               (45)
 Foreign currency                                                      (1)            (1)
translation adjustment..
                          ----------   ---    -------    -------     ----        -------
Balance at March 31,      17,606,406   $92    $23,591    $ 9,286     $(49)       $32,920
1996....................
                          ==========   ===    =======    =======     ====        =======


                            See accompanying notes.

                              SAVILLE SYSTEMS PLC

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                     YEARS ENDED           THREE MONTHS ENDED
                                    DECEMBER 31,                MARCH 31,
                                -----------------------  -----------------------
                                1993    1994     1995       1995        1996
                                -----  -------  -------  ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
                                       (IN THOUSANDS OF U.S. DOLLARS)
Cash flows from operating
activities:
 Net income...................  $  13  $ 5,357  $ 6,382    $ 2,038     $ 2,042
 Adjustments to reconcile net
  income to net
  cash provided by operating
  activities:
  Depreciation and                 63      222      360         60         147
amortization..................
  Allowance for doubtful                            370        168          75
accounts......................
  Minority interest in net        (23)     154       70          6          (2)
income........................
 Changes in operating assets
and liabilities:
  Accounts receivable.........   (933)  (3,476)  (2,936)    (2,112)     (4,632)
  Other current assets........    (14)     (87)    (886)        81        (215)
  Long term receivable........                     (741)
  Accounts payable and other     (133)     237      401        297         359
accrued liabilities...........
  Accrued compensation and        308      415      803        134        (113)
benefits......................
  Accrued royalties...........     95      220      348         71        (163)
  Income taxes payable........      2    1,099      127       (395)        440
  Other current liabilities...    223      324     (251)      (162)        287
                                -----  -------  -------    -------     -------
    Net cash provided by (used
       in) operating
       activities.............   (399)   4,465    4,047        186      (1,775)
                                -----  -------  -------    -------     -------
Cash flows from investing
activities:
 Purchase of property and         (72)    (327)  (2,178)      (537)       (428)
equipment.....................
                                -----  -------  -------    -------     -------
    Net cash used in investing    (72)    (327)  (2,178)      (537)       (428)
activities....................
                                -----  -------  -------    -------     -------
Cash flows from financing
activities:
 Loan repayments from an           37        7       50
officer.......................
 Proceeds from long-term debt.             500
 Repayment of long-term debt..             (57)    (703)       (34)        (13)
 Advances from related          1,817      759
parties.......................
 Repayments to related           (807)  (2,423)     (14)       (21)
parties.......................
 Additional paid-in capital...    150                           35
 Proceeds from share                        10   25,880         66
issuances.....................
 Dividends paid by subsidiary
    prior to company
    reorganization............    (34)     (25)
 Public offering costs........                   (3,914)                   (45)
 Dividends paid...............                   (3,000)
                                -----  -------  -------    -------     -------
    Net cash provided by (used
       in) financing
       activities.............  1,163   (1,229)  18,299         46         (58)
                                -----  -------  -------    -------     -------
Effect of exchange rate            (9)     (97)      45         16         (12)
changes on cash...............
                                -----  -------  -------    -------     -------
 Net increase (decrease) in       683    2,812   20,213       (289)     (2,273)
  cash and cash equivalents...
  Cash and cash equivalents,       14      697    3,509      3,509      23,722
beginning of period...........
                                -----  -------  -------    -------     -------
  Cash and cash equivalents,    $ 697  $ 3,509  $23,722    $ 3,220     $21,449
end of period.................
                                =====  =======  =======    =======     =======
Supplement disclosure of cash
flow information:
  Cash paid for interest......  $   7  $    71  $   182    $    17     $     6
                                =====  =======  =======    =======     =======
  Cash paid for income taxes..  $  17  $   471  $ 1,894    $ 1,125
                                =====  =======  =======    =======
  Computer equipment under             $   177
capital lease.................
                                       =======
  Note receivable from sale of                  $   100    $   100
shares........................
                                                =======    =======

                            See accompanying notes.

                              SAVILLE SYSTEMS PLC

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                MARCH 31, 1996
    (TABULAR INFORMATION IS IN THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE
                                  SPECIFIED)
       (INFORMATION AS AT MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

(1) ORGANIZATION

  Saville Systems PLC (formerly Saville Systems Ireland Limited) (the "Company") is a company incorporated under the laws of the Republic of Ireland in 1993.

  Saville Systems Ireland Limited, Saville Systems Canada, Ltd. ("Saville Canada") and Saville Systems U.S. Inc. ("Saville U.S.") were companies under common control and with identical share ownership structures.

  On September 27, 1995, Saville Canada and Saville U.S. (collectively, the "Subsidiaries") became majority-owned subsidiaries of the Company (the "Restructuring"). The Restructuring was accomplished through the contribution of shares of the Subsidiaries to the Company by all but one of the shareholders of the Subsidiaries who previously owned, directly or indirectly, identical percentages of all three companies; and through the contribution of 100% of the shares of 2916746 Canada, Inc., a Canadian holding corporation whose only material asset is shares in Saville Canada.

  The Restructuring has been accounted for in a manner similar to a pooling of interests and accordingly the consolidated financial statements of the Company include the results of the Company and its two subsidiaries since their inception, which in the case of Saville Canada was 1982 and Saville U.S. was 1991. The share capital of the subsidiaries has been presented as additional paid-in capital in these consolidated financial statements.

  An approximate 15% interest in Saville Canada and Saville U.S. was not contributed by one of the shareholders as at the date of Restructuring and has been presented as a minority interest. As at December 31, 1995 and as at March 31, 1996 this minority interest has decreased to approximately 12%.

  The Company's principal line of business is the design and development of customized billing solutions for the use of its customers in the global telecommunications industry. In addition, the Company licenses the use of its software to customers throughout the world and operates its software for certain customers under a service bureau arrangement. The Company's principal markets are currently located in the United States, Europe and Canada.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with such principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

  The unaudited interim consolidated financial statements, in the opinion of management, reflect all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation of the results of the interim periods ended March 31, 1995 and 1996 and the financial position at March 31, 1996.

                              SAVILLE SYSTEMS PLC

    (TABULAR INFORMATION IS IN THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE
                                  SPECIFIED)
       (INFORMATION AS AT MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)
(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Basis of presentation and principles of consolidation. These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

  Revenue recognition. Services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided. These services primarily include system design, customization and installation services, upgrades, ongoing system management, system enhancements and service bureau processing fees.

  Revenue from the licensing of software rights is recognized at the time of delivery of the product to the customer, provided that the Company has no significant related obligations or collection uncertainties remaining. Where there are significant obligations related to the development and enhancement of the software delivered, license fees are recorded over the expected term of the related contract.

  Foreign currency translation. The Company uses the United States dollar as the unit of measurement of its financial statements, as a significant portion of the Company's operating and financing activities are transacted in United States dollars. The functional currencies of the Company's subsidiaries are their local currencies.

  Transactions and balances denominated in currencies other than the functional currencies of the Company or its subsidiaries are remeasured in the applicable functional currency. Translation adjustments arising on such remeasurement are included in the determination of net income.

  The balance sheets of the Company's foreign subsidiaries are translated at year-end rates of exchange and results of operations are translated at weighted average rates of exchange for the fiscal period reported. Translation adjustments resulting from this process are recorded in shareholders' equity as an adjustment to the cumulative translation account.

  Property and equipment. Property and equipment are stated at cost. Depreciation is computed using various methods over the estimated useful lives as follows:

                                                          RATE       BASIS
                                                          ----       -----
   Furniture and equipment............................... 20%  Declining balance
   Computer equipment.................................... 25%  Straight-line
   Leasehold improvements................................ 20%  Straight-line
   Automobiles........................................... 30%  Declining balance

  Gains or losses resulting from sales or retirements are recorded as incurred, at which time related costs and accumulated depreciation are removed from the accounts. Maintenance and repairs are expensed as incurred.

  Leases. Leases are recorded as capital or operating leases. Any lease where substantially all of the benefits and risks related to the ownership of the leased asset are transferred to the lessee, as defined by Statement of Financial Accounting Standards (SFAS) No. 13 "Leases" is accounted for as if the asset were acquired and as if the obligation were assumed as of the date of lease. All other leases are recorded as operating leases and payments are expensed as they become due.

                              SAVILLE SYSTEMS PLC

    (TABULAR INFORMATION IS IN THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE
                                  SPECIFIED)
       (INFORMATION AS AT MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)
(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICES--(CONTINUED)

  Software development costs. Software development costs, principally the design and development of billing software, are expensed as incurred. Costs incurred after technological feasibility has been established, as defined by SFAS No. 86, "Software Development Costs," have not been significant.

  Stock options. The Company records compensation expense relating to stock based compensation in accordance with Accounting Principles Board Opinion No. 25 (APB No. 25) "Accounting for Stock Issued to Employees" and related interpretations.

  Income tax. Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, the Company provides deferred and prepaid taxes for temporary differences in the recognition of income and expense for financial reporting and tax accounting purposes.

  Net income per share. Net income per share is computed based upon the weighted average number of Ordinary Shares and dilutive share equivalents outstanding and gives effect to certain adjustments described below. Share equivalents are not included in the per share calculations where the effect of their inclusion would be antidilutive, except that, in accordance with Securities and Exchange Commission requirements, common and common share equivalents issued during the twelve month period prior to the filing of the initial public offering have been included in the calculation as if they were outstanding for all periods, using the treasury stock method and the initial public offering price.

  Cash equivalents. Cash equivalents are recorded at cost which approximates market value, and include only short-term highly liquid investments with maturities at the date purchased of less than three months.

(3) PROPERTY AND EQUIPMENT

                               DECEMBER 31,       DECEMBER 31,          MARCH 31,
                                   1994               1995                1996
                             ----------------- ------------------- -------------------
                                  ACCUMULATED         ACCUMULATED         ACCUMULATED
                             COST DEPRECIATION  COST  DEPRECIATION  COST  DEPRECIATION
                             ---- ------------ ------ ------------ ------ ------------
   Furniture and equipment.  $339     $104     $1,503     $266     $1,711     $333
   Computer equipment......   231      108        744      207        881      246
   Computer equipment under   177       44        182       91        183      103
   capital lease...........
   Leasehold improvements..    71       54        521       59        612       88
   Automobiles.............    26       17         28       20         28       21
                             ----     ----     ------     ----     ------     ----
                             $844     $327     $2,978     $643     $3,415     $791
                             ----     ----     ------     ----     ------     ----
   Net book value..........        $517              $2,335              $2,624
                                   ====              ======              ======

(4) LONG-TERM RECEIVABLE

  The Company has made arrangements with one of its customers whereby the payment of one half of certain license fees earned during the period from January 1, 1995 to December 31, 1995 are deferred. These amounts are non-interest bearing, and minimum monthly repayments of approximately $100,000 (approximately CDN$135,000) will commence on the earlier of reaching an established level of total revenues from this customer or, August 31, 1998.

                              SAVILLE SYSTEMS PLC

    (TABULAR INFORMATION IS IN THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE
                                  SPECIFIED)
       (INFORMATION AS AT MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)
(5) RELATED PARTY TRANSACTIONS AND BALANCES

  In addition to promissory notes payable to companies controlled by an officer, Grannarville Interest Group Inc. and Pro/38 Inc., as described in
Note 6, the following balances were outstanding with related parties:

  As at December 31, 1994 a demand loan bearing no interest was outstanding to an officer of the company in the amount of $50,000. The loan was fully repaid during 1995.

                                            DECEMBER 31, DECEMBER 31, MARCH 31,
                                                1994         1995       1996
                                            ------------ ------------ ---------
   Related Party Advances
   Advances from Columbia Capital
   Corporation, a shareholder..............     $10
   Interest payable on promissory notes....       4
                                                ---          ---         ---
                                                $14
                                                ===          ===         ===

  In 1995, Saville U.S. extended a loan to an officer in the amount of $100,000 due August 1, 1997 in connection with the issue of shares of Saville U.S. This loan is presented as a reduction of additional paid-in capital in the statement of changes in shareholders' equity (note 8). Interest is payable on a quarterly basis at the annual Chase Manhattan Bank Prime Rate (8 1/4% at March 31, 1996).

  Details of the Company's transactions with related parties are as follows:

                                                               THREE MONTHS
                                                 YEARS ENDED       ENDED
                                                 DECEMBER 31,    MARCH 31,
                                                -------------- -------------
                                                1993 1994 1995  1995   1996
                                                ---- ---- ---- ------ ------
   Interest expense on Pro/38 Inc. demand note
   payable
    and promissory note.......................  $15  $15  $ 11 $   3     $
   Interest expense on Grannarville Interest
   Group Inc. promissory note.................        17    36    11
   Interest expense, InVoice Group Inc., a
   shareholder................................   20
   Consulting fees paid to a related party of
   a shareholder..............................              75    26
   Commitment fee paid to Fleet Bank, a
   shareholder................................        25
                                                ---  ---  ---- -----  ------
                                                $35  $57  $122   $40    $
                                                ===  ===  ==== =====  ======

(6) LONG-TERM DEBT

                                                         DECEMBER 31,
                                                         -------------
                                                                       MARCH 31,
                                                          1994   1995    1996
                                                         ------ ------ ---------
Related parties:
Grannarville Interest Group Inc. promissory note
Interest at the annual Chase Manhattan Bank Prime Rate
 was payable monthly...................................  $  500
Pro/38 Inc. promissory note
Interest at the annual Chase Manhattan Bank Prime Rate
 was payable monthly...................................     157
Other parties:
Capital lease obligation
Payable in 24 monthly payments of $5 and one payment of
 $44 at the end of the lease (7.2% interest rate). The
 lease is denominated in Canadian dollars..............     143    97      84
                                                         ------ -----     ---
                                                            800    97      84
Less amount due within one year........................     111    53      84
                                                         ------ -----     ---
                                                           $689   $44
                                                         ====== =====     ===

                              SAVILLE SYSTEMS PLC

    (TABULAR INFORMATION IS IN THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE
                                  SPECIFIED)
       (INFORMATION AS AT MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

(7) COMMITMENTS AND CONTINGENCIES

  The Company is committed to make operating lease payments on premises, computer hardware, and equipment under agreements which expire over the next five years as follows:

  March 31  1997....................................... $2,471
            1998.......................................  2,160
            1999.......................................  1,599
            2000.......................................    866
            2001.......................................    451
            Thereafter.................................    951
                                                        ------
                                                        $8,498
                                                        ======

  Total rental expense was approximately $639,000, $992,000 and $1,950,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and approximately $419,000 and $754,000 for the three months ended March 31, 1995 and 1996, respectively.

  Saville Canada entered into an exclusive agreement with Ed Tel Inc. to market and license a Message Processing System whereby Saville Canada was required to pay royalties based on a percentage of the annual increase in total gross revenue of Saville Canada over base revenue established in 1991. The royalty expense for the years ended December 31, 1993, 1994 and 1995 was $125,000, $328,000 and $655,000, respectively, and for the three months ended March 31, 1995 and 1996 was $135,000 and $10,500, respectively. The original agreement expired on December 31, 1995. The Company has entered into a five year extension period with the royalties fixed at CDN$50,000 annually for that period.

(8) SHARE CAPITAL

  Details of the authorized and issued share capital are as follows:

                                                            DECEMBER
                                                               31,
                                                            --------- MARCH 31,
                                                            1994 1995   1996
                                                            ---- ---- ---------
 Authorized
  40,000,000 Ordinary Shares, nominal value $0.0025 per
share
      30,000 Deferred Shares, nominal value IR(Pounds)1.00
per share
 Issued
  17,576,406 Ordinary Shares (1995--17,576,406, 1994--
14,900,000)...............................................  $10   44     $44
      30,000 Deferred Shares (1995--30,000, 1994--nil)....        48      48
                                                            ---  ---     ---
                                                            $10  $92     $92
                                                            ===  ===     ===

  (a) Authorized share capital

  Upon incorporation, the Company's authorized share capital comprised 100,000 Ordinary Shares.

  On January 20, 1995, the Company redesignated each of its Ordinary Shares authorized and issued to be Class A voting, convertible, participating shares and increased its authorized share capital by 100,000 Class B non-voting, convertible, participating shares which ranked pari passu in all respects with the Class A shares. Each fully paid Class B non-voting, convertible, participating share could be converted at any

                              SAVILLE SYSTEMS PLC

    (TABULAR INFORMATION IS IN THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE
                                  SPECIFIED)
       (INFORMATION AS AT MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)
(8) SHARE CAPITAL--(CONTINUED)

time into a Class A voting, convertible, participating share on the basis of one to one. Likewise, each fully paid Class A voting, convertible, participating share could be converted at any time into a Class B non-voting, convertible, participating share on the basis of one to one.

  In connection with the Restructuring, authorized share capital was amended by the cancellation of 100,000 Class B shares, the redesignation of Class A shares as Ordinary Shares with a nominal value of $0.0025 per share and the authorization of 30,000 Deferred Shares with a nominal value of IR(Pounds)1.00 per share. Authorized capital was then increased to 40,000,000 Ordinary Shares.

  (b) Issued share capital

  An analysis of the number of shares issued and outstanding for the three year period ended December 31, 1995 and for the three months ended March 31, 1996 is as follows:

  . during 1993, the Company issued 2,980 Ordinary Shares for cash consideration of $2;

  . during 1994, the Company issued 14,897,020 Ordinary Shares for cash consideration of $9,998;

  . on January 20, 1995, the Company's 14,900,000 issued and outstanding
    Ordinary Shares were redesignated as Class A shares;

  . during the year ended December 31, 1995, the Company issued 176,406
    Ordinary Shares to officers and employees for cash consideration of $805,808 and conducted a public offering issuing 2,500,000 ordinary shares for total gross proceeds of $25,000,000.

  In connection with the Restructuring, 15,004,300 Class A shares were redesignated as 15,004,300 Ordinary Shares, one additional Ordinary Share was issued, and the Company issued 30,000 Deferred Shares. In addition, on September 27, 1995, the Company completed a 400-for-1 division of all Ordinary Shares and subsequently declared and allotted a share dividend of 2.725 Ordinary Shares for each post-division share outstanding. All outstanding shares and per share amounts in these consolidated financial statements have been retroactively adjusted to reflect this share division and dividend. The division and dividend were approved by the shareholders by unanimous written consent on September 27, 1995.

  (c) Additional paid-in capital

  During 1993, shareholders of Saville U.S. contributed additional capital to this subsidiary comprising cash of $150,000 and forgiveness of debt totalling $651,019. This contribution has been reflected as an increase in additional paid-in capital in the amount of $681,000 and an increase in minority interest of $120,019.

  During 1994, Saville Canada reorganized its share capital, reducing its retained earnings and increasing its share capital by an amount of $1,153,985. The increase in this subsidiary's share capital has been reflected as an increase in additional paid-in capital in these financial statements in the amount of $980,000 and an increase in minority interest of $173,985.

                              SAVILLE SYSTEMS PLC

    (TABULAR INFORMATION IS IN THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE
                                  SPECIFIED)
       (INFORMATION AS AT MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)
(8) SHARE CAPITAL--(CONTINUED)

  During 1995 and prior to the Restructuring described in note 1, 70.04 shares of Saville Canada and 6.135 shares of Saville U.S. were issued for aggregate cash consideration of $174,000 and a note receivable of $100,000. The aggregate cash consideration, net of the note receivable, has been reflected in these financial statements as additional paid-in capital in the amount of $148,000 and an increase in minority interest of $26,000.

  (d) Dividends

  Shareholders are entitled to receive dividends as may be recommended by the Board of Directors of the Company and approved by the shareholders, which will be declared and paid in United States dollars. Under Irish Company law, dividends are payable only out of profits available for distribution, where profits are determined in accordance with accounting principles generally accepted in the Republic of Ireland. The amount available for distribution to shareholders includes only the retained earnings of the Company, and not that of its subsidiaries, calculated in accordance with accounting principles generally accepted in the Republic of Ireland which amounted to approximately $9,057,000 at March 31, 1996.

  (e) Minority interest

  Concurrent with the Restructuring of the Company, the minority shareholder has entered into a share restriction and contribution agreement which prohibits the minority shareholder from transferring any securities of the Company, unless a proportionate number of Subsidiary shares are contributed to the Company. The minority shareholder must contribute all of its shares in the Subsidiaries no later than September 1, 2005.

  (f) Share options

  During the years ended December 31, 1994 and 1995 prior to the restructuring described in note 1, the Company granted share "option units' to certain officers, directors and employees of the Company. Each option unit was comprised of 1 Class A share of the Company, 1 common share of Saville Canada and .0875 common shares of Saville U.S. upon exercise of the option unit.

  In connection with the Restructuring, each option unit outstanding at that date was exchanged for options which entitle the holder to 1 Ordinary Share for each option exercised.

                              SAVILLE SYSTEMS PLC

    (TABULAR INFORMATION IS IN THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE
                                  SPECIFIED)
       (INFORMATION AS AT MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)
(8) SHARE CAPITAL--(CONTINUED)

  The following table summarizes the activity in options to March 31, 1996, after giving effect to the reorganization:

                                  NUMBER OF ORDINARY SHARES
                            -------------------------------------
                            AVAILABLE FOR                         EXERCISE PRICE
                                GRANT     UNEXERCISED EXERCISABLE   PER SHARE
                            ------------- ----------- ----------- --------------
Balance at December 31,
1993 and 1992.............
Granted...................                   150,490               $      1.68
                                           ---------
Balance at December 31,
1994......................                   150,490
                                           ---------
Granted...................                   540,958                      2.40
1995 Share Option Plan
adopted...................    2,890,000
Granted...................   (1,205,748)   1,205,748                8.66-10.00
Vested....................                              367,309          10.00
Exercised.................                   (72,105)   (72,105)         10.00
Expired...................                    (1,030)    (1,030)         10.00
Cancelled.................       21,922      (21,922)                     8.66
                             ----------    ---------    -------
Balance at December 31,
1995......................    1,706,174    1,802,139    294,174
                             ----------    ---------    -------
Granted...................      (35,088)      35,088               15.00-16.63
Vested....................                              128,039
Cancelled.................          928         (928)                     8.66
                             ----------    ---------    -------
Balance at March 31, 1996.    1,672,014    1,836,299    422,213
                             ==========    =========    =======

  Vesting of the 150,490 options having an exercise price of $1.68 per share and the 540,958 options having an exercise price of $2.40 per share was accelerated upon completion of the initial public offering, such that all of these options become fully exercisable by May 19, 1996. These options were granted below estimated fair market value at the date of grant and compensation expense is being recorded over the related vesting periods. Compensation expense of $12,000 and $95,000 was recorded in the years ended December 31, 1994 and 1995, respectively, and $42,000 was recorded for the three months ended March 31, 1996. In future periods, the Company will record additional compensation expense of $31,000 as these options vest. These options generally expire 5 years from date of grant.

  On August 21, 1995, the Board of Directors approved the 1995 Share Option Plan which provides for the grant of stock to employees, officers, directors, consultants and advisors of the Company. These options generally expire ten years from the date of grant and vest over periods of one to five years.

  During the period ended March 31, 1996, the Company adopted the 1996 Employee Share Purchase Plan for certain officers and employees of the Company.

  (g) Cumulative translation account

  Changes in the Canadian dollar exchange rate relative to the United States dollar has caused the adjustments to the cumulative translation account.

                              SAVILLE SYSTEMS PLC

    (TABULAR INFORMATION IS IN THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE
                                  SPECIFIED)
       (INFORMATION AS AT MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

(9) OTHER INCOME

                                          YEARS ENDED      THREE MONTHS ENDED
                                          DECEMBER 31,          MARCH 31,
                                         ----------------  --------------------
                                         1993  1994  1995    1995       1996
                                         ----  ----  ----  ---------  ---------
Interest income......................... $  9  $118  $369       $ 18       $311
Interest on long-term debt..............  (20)  (24)  (61)       (14)        (2)
Other interest expense..................  (26)  (54)  (15)        (3)        (4)
Foreign exchange gains (losses), net....        182   (70)        74        (76)
Other...................................   44    30   (15)                   14
                                         ----  ----  ----  ---------  ---------
                                         $  7  $252  $208       $ 75       $243
                                         ====  ====  ====  =========  =========

(10) INCOME TAXES

  The provision for income taxes consists of the following:

                                             YEARS ENDED     THREE MONTHS ENDED
                                             DECEMBER 31,         MARCH 31,
                                          ------------------ -------------------
                                          1993  1994   1995    1995      1996
                                          ---- ------ ------ --------- ---------
Current:
  Ireland................................      $  533 $1,165      $482      $396
  Foreign................................ $32   1,064    707       250        44
                                          ---  ------ ------ --------- ---------
                                          $32  $1,597 $1,872      $732      $440
                                          ===  ====== ====== ========= =========

  Pretax income (loss) from foreign operations amounted to $350,000 $2,078,000 and $1,677,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and $383,000 and $(312,000) for the three months ended March 31, 1995 and 1996, respectively.

  The effective income tax rate differed from the statutory federal income tax rate due to:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                        -----------------------
                                                        1993    1994     1995
                                                        -----  -------  -------
Standard Irish federal income tax rate................   40.0%    40.0%    38.5%
Computed tax provision................................  $   9  $ 2,843  $ 3,205
Tax relief on Irish manufacturing operations..........          (1,539)  (1,750)
Foreign tax rate differences..........................     10       93       95
Change in valuation allowance in respect of subsidiary
losses................................................    (91)      27      152
Other.................................................    104      173      170
                                                        -----  -------  -------
                                                        $  32  $ 1,597  $ 1,872
                                                        =====  =======  =======
Per share effect of the tax relief on Irish
manufacturing operations..............................  $      $  0.10  $  0.11
                                                        =====  =======  =======

  The Company has significant operations and generates a substantial portion of its taxable income in the Republic of Ireland, and under an incentive tax program due to terminate in 2010, is taxed on its "manufacturing income" at a 10% rate. To qualify for the 10% tax rate, the Company must satisfy certain conditions, including achieving target employment levels in the Republic of Ireland and rendering computer services there. The Irish standard rate was reduced from 40% to 38% effective April 1, 1995.

                              SAVILLE SYSTEMS PLC

    (TABULAR INFORMATION IS IN THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE
                                  SPECIFIED)
       (INFORMATION AS AT MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)
(10) INCOME TAXES--(CONTINUED)

  Deferred income taxes reflect loss carryforwards and the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes as of December 31, 1994 and December 31, 1995 are as follows:

                                                                     DECEMBER
                                                                        31,
                                                                     ----------
                                                                     1994  1995
                                                                     ----  ----
Deferred tax assets:
  Loss carryforwards................................................  272   120
Depreciation........................................................   28    60
                                                                     ----  ----
                                                                      300   180
Valuation allowance for deferred tax assets......................... (300) (180)
                                                                     ----  ----
Net deferred taxes..................................................
                                                                     ====  ====

  A valuation allowance of 100% has been recorded to offset noncurrent deferred tax assets due to the uncertainty of realizing the benefit of these assets. The valuation allowance decreased by $120,000 in the year ended December 31, 1995.

  For federal income tax purposes at December 31, 1995 the Company's foreign subsidiary, Saville U.S., had approximately $300,000 of net operating loss carryforwards which expire in the year 2007.

  Undistributed earnings of the Company's foreign subsidiaries amount to approximately $881,000 at December 31, 1995. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for withholding taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to withholding taxes payable in the amount of approximately $132,000 to various foreign governments. Determination of the amount of the unrecognized deferred income tax liability is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the liability.

(11) INDUSTRY AND GEOGRAPHIC INFORMATION

  The Company and its subsidiaries operate primarily in one industry segment, the development and marketing of proprietary customer administration and billing systems. Transfers between geographic areas are accounted for using methods designed to approximate comparable arm's length amounts. Such transfers are eliminated in the consolidated financial statements. Identifiable assets are those assets that can be directly associated with a particular geographic area.

                              SAVILLE SYSTEMS PLC

    (TABULAR INFORMATION IS IN THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE
                                  SPECIFIED)
       (INFORMATION AS AT MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)
(11) INDUSTRY AND GEOGRAPHIC INFORMATION--(CONTINUED)

  The following is a summary of operations within geographic areas.

                                                         ADJUSTMENTS
                                               UNITED        AND
                            IRELAND   CANADA   STATES   ELIMINATIONS  CONSOLIDATED
                            --------  -------  -------  ------------- ------------
Quarter ended March 31,
1996
  Sales to unaffiliated     $ 6,586   $ 1,788  $2,181                   $10,555
 customers................
  Transfers between                     4,511             $ (4,511)
 geographic areas.........
                            -------   -------  ------     --------      -------
    Total revenues........  $ 6,586   $ 6,299  $2,181     $ (4,511)     $10,555
                            =======   =======  ======     ========      =======
  Operating profit (loss).  $ 2,389   $  (541) $  368     $     21      $ 2,237
                            =======   =======  ======     ========      =======
  Identifiable assets.....  $29,357   $ 6,052  $3,695     $   (282)     $38,822
                            =======   =======  ======     ========      =======
Year ended December 31,
 1995
  Sales to unaffiliated     $16,519   $ 9,098  $4,679                   $30,296
 customers................
  Transfers between            (210)   11,309     210     $(11,309)
 geographic areas.........
                            -------   -------  ------     --------      -------
    Total revenues........  $16,309   $20,407  $4,889     $(11,309)     $30,296
                            =======   =======  ======     ========      =======
  Operating profit........  $ 6,141   $ 1,534  $  357     $     84      $ 8,116
                            =======   =======  ======     ========      =======
  Identifiable assets.....  $27,737   $ 5,598  $2,995     $   (299)     $36,031
                            =======   =======  ======     ========      =======
Year ended December 31,
 1994
  Sales to unaffiliated     $10,470   $ 8,612  $  991                   $20,073
 customers................
  Transfers between                     5,950      40     $ (5,990)
 geographic areas.........
                            -------   -------  ------     --------      -------
    Total revenues........  $10,470   $14,562  $1,031     $ (5,990)     $20,073
                            =======   =======  ======     ========      =======
  Operating profit (loss).  $ 4,753   $ 2,091  $ (119)    $    131      $ 6,856
                            =======   =======  ======     ========      =======
  Identifiable assets.....  $ 5,545   $ 4,793  $1,157     $ (1,638)     $ 9,857
                            =======   =======  ======     ========      =======
Year ended December 31,
 1993
  Sales to unaffiliated     $   101   $ 7,888  $1,320                   $ 9,309
 customers................
  Transfers between                     1,167             $ (1,167)
 geographic areas.........
                            -------   -------  ------     --------      -------
    Total revenues........  $   101   $ 9,055  $1,320     $ (1,167)     $ 9,309
                            =======   =======  ======     ========      =======
  Operating profit (loss).  $   (77)  $   192  $  150     $   (250)     $    15
                            =======   =======  ======     ========      =======
  Identifiable assets.....  $   352   $ 3,387  $1,203     $ (1,735)     $ 3,207
                            =======   =======  ======     ========      =======

  All of the sales to unaffiliated customers for Ireland are export sales for all periods presented. Of these export sales, sales to customers located in the United States accounted for 55.5%, 68.5% and 68.0% for the years ended December 31, 1993, 1994 and 1995, respectively, and 66.2% and 77.5% for the three months ended March 31, 1995 and 1996, respectively. Sales to customers located in the United Kingdom and Europe accounted for the balance of export sales for all periods presented.

                              SAVILLE SYSTEMS PLC

    (TABULAR INFORMATION IS IN THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE
                                  SPECIFIED)
       (INFORMATION AS AT MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)
(12) SALES TO MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

  The Company has contracts with certain customers which comprise a significant portion of consolidated revenues as follows:

                                                                  THREE MONTHS
                                                 YEARS ENDED          ENDED
                                                 DECEMBER 31,       MARCH 31,
                                                ----------------  ---------------
                                                1993  1994  1995   1995     1996
                                                ----  ----  ----  ------   ------
AT&T Corporation...............................  13%   28%   37%      37%      49%
Sprint Corporation.............................   3     5     9        9       12
Energis Communications Limited.................   1    24    16       19        5
Unitel Communications Limited..................  45    18    11       15        7
Ed Tel, Inc....................................  19     9     5        5        3
Blood Trac Systems Inc.........................  12     8     4        6        3
                                                ---   ---   ---   ------   ------
                                                 93%   92%   82%      91%      79%
                                                ===   ===   ===   ======   ======

  Financial instruments which potentially subject the Company to concentrations of credit risk consists of cash and cash equivalents and trade receivables. The Company sells its products to customers primarily in the telecommunications industry within North America. The Company performs ongoing credit evaluations of its customers and does not require collateral. The Company provides an allowance for potential credit losses and such losses were not material during the periods reported.

  The aggregate accounts receivable balances relating to the above customers totalled $4,729,000 and $6,853,000 at December 31, 1994 and 1995,
respectively, and $10,943,000 at March 31, 1996. In addition, the long-term receivable of $741,000 at December 31, 1995 and $744,000 at March 31, 1996 relates to one of these customers.

  The Company's cash and cash equivalents include approximately $20,791,000 and $19,631,000 as at December 31, 1995 and March 31, 1996, on deposit with one institution, the majority of which is invested in short-term commercial paper.

(13) GOVERNMENT ASSISTANCE

  The Company is eligible for government assistance in certain jurisdictions for certain expenditures incurred. The Company accrues and offsets these eligible grants against the related costs. The amounts included in income were $124,000 and $196,000 for the years ended December 31, 1994 and 1995, respectively, and $nil and $52,000 for the three months ended March 31, 1995 and 1996, respectively.

(14) RECENTLY ISSUED ACCOUNTING STANDARDS

  The Financial Accounting Standards Board has issued SFAS 123 "Accounting for Stock Based Compensation." which is effective for the Company's December 31, 1996 year end. SFAS 123 allows an entity to continue the application of the accounting prescribed by APB No. 25, however, pro forma footnote disclosures of net income and earnings per share, as if SFAS 123 had been applied are required. The Company intends to continue its current accounting under APB No. 25 and provide the required pro forma footnote disclosures commencing with its fiscal 1996 year end financial statements.

 ADDITIONAL INFORMATION REQUIRED PURSUANT TO THE COMPANIES ACTS, 1963 TO 1990,
                          OF THE REPUBLIC OF IRELAND

  1. The nominal share capital of Saville Systems PLC (the "Company") is $100,000 and IR(Pounds)30,000 divided into 40,000,000 Ordinary Shares of $0.0025 each and 30,000 Deferred Shares of IR(Pounds)1.00 each of which 17,576,406 Ordinary Shares and 30,000 Deferred Shares have been issued and are fully paid.

  2. The Articles of Association of the Company provide as follows with regard to the remuneration of Directors:

    (a) Ordinary remuneration of Directors

    The ordinary remuneration of the Directors shall be determined from time to time by an ordinary resolution of the Company and shall be divisible (unless such resolution shall provide otherwise) among the Directors as they may agree, or, failing agreement, equally, except that any Director who shall hold office for only part of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of the remuneration related to the period during which he has held office.

    (b) Special remuneration of Directors

    Any Director who holds any executive office (including for this purpose the office of Chairman or Deputy Chairman) or who serves on any committee, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise as the Directors may determine.

    (c) Expenses of Directors

    The Directors may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

    (d) Entitlement to grant pensions

    The Directors may provide benefits, whether by way of pensions, gratuities or otherwise, for any Director, former Director or other officer or former officer of the Company or to any person who holds or has held any employment with the Company or with any body corporate which is or has been a subsidiary or associated company of the Company or a predecessor in business of the Company or of any such subsidiary or associated company and to any member of his family or any person who is or was dependent on him and may set up, establish, support, alter, maintain and continue any scheme for providing all or any such benefits and for such purposes any Director accordingly may be, become or remain a member of, or rejoin, any scheme and receive or retain for his own benefit all benefits to which he may be or become entitled thereunder. The Directors may pay out of the funds of the Company any premiums, contributions or sums payable by the Company under the provisions of any such scheme in respect of any of the persons or class of persons above referred to who are or may be or become members thereof.

  3. The following are the names, addresses and descriptions of the Directors:

          NAME                        ADDRESS                           DESCRIPTION
          ----                        -------                           -----------
Bruce A. Saville........ c/o Saville Systems PLC           Chairman of the Board of Directors
                          4445 Calgary Trail
                          7th Floor
                          Edmonton, Alberta
                          T6H 5R7
John J. Boyle, III...... c/o Saville Systems PLC           President and Chief Executive Officer;
                          25 Burlington Mall Rd.           Corporate Director
                          Sixth Floor
                          Burlington, MA 01803
John A. Blanchard, III.. c/o Deluxe Corporation            Corporate Director
                          1080 West Country Rd. F
                          Shoreview, MN 55126-8201
Brian E. Boyle.......... c/o Boston Communications Group   Corporate Director
                          One McKinley Square
                          Boston, MA 02109
William F. Cunningham... c/o McGovern, Hurley & Cunningham Corporate Director
                          2005 Sheppard Ave. East
                          Suite 503
                          North York, Ontario
                          M2J 5B4
Richard A. Licursi...... c/o Phoenix Wireless Group, Inc.  Corporate Director
                          2300 Maitland Center Parkway
                          Suite 200
                          Maitland, FL 32751
Fergus G. McGovern...... 8 Foxrock Avenue                  Corporate Director
                          Foxrock
                          Dublin 18
                          Ireland
David P. Mixer.......... c/o Columbia Capital Corporation  Corporate Director
                          5586 Post Road
                          Suite 110
                          Greenwich, RI 02818
James B. Murray, Jr..... c/o Columbia Capital Corporation  Corporate Director
                          ""0'' Court Square
                          P.O. Box 1465
                          Charlottesville, VA 22902
John W. Sidgmore........ c/o UUNet Technologies            Corporate Director
                          3060 Williams Drive
                          Suite 601
                          Fairfax, VA 22031

  4. The minimum amount which, in the opinion of the Directors, must be raised by the Company by the sale of the ADSs being sold by the Company in this offering in order to provide the sums required to be provided in respect of each of the following matters:

    (a) the purchase price of any property purchased or to be purchased which is to be defrayed in whole or in part out of the proceeds of the issue;

    (b) any preliminary expenses payable by the Company, and any commission so payable to any person in consideration of his agreeing to subscribe for, or of his procuring or agreeing to procure subscriptions for, any shares of the Company;

    (c) the repayment of any moneys borrowed by the Company in respect of any of the foregoing matters;

    (d) working capital;

is nil.

  5. The subscription lists will open at 10:00 a.m. on       , 1996 and may be
closed at any time thereafter.

  6. The price at which ADSs are being offered to the public in this offering will be payable in full on application.

  7. As of March 31, 1996, the Company had outstanding options to purchase an aggregate of 1,836,299 Ordinary Shares. Additional information with respect to these options is as follows:

                                                       NUMBER
                                                         OF    EXERCISE
      DATE OF GRANT                                    OPTIONS  PRICE     TERM
      -------------                                    ------- -------- --------
      July 8, 1994.................................... 150,490   $1.68   5 years
      January 1, 1995................................. 416,122   $2.40   5 years
      March 1, 1995................................... 104,030   $2.40   5 years
      June 1, 1995....................................  20,806   $2.40   5 years
      September 1, 1995............................... 827,113   $8.66  10 years
      November 16, 1995............................... 305,500  $10.00  10 years
      December 21, 1995...............................  73,135  $10.00  10 years
      January 1, 1996.................................  24,088  $16.38  10 years
      January 8, 1996.................................   3,000  $15.00  10 years
      January 15, 1996................................   3,000  $16.30  10 years
      March 1, 1996...................................   5,000  $16.63  10 years

As of the date of this Prospectus, options to purchase an additional 3,000 Ordinary Shares have been granted at an exercise price of $18.75 per share with a term of ten years.

The Company did not receive consideration for the grant of the options described above. Copies of the option agreements and other records relating to the options described above may be inspected at the offices of the Company at IDA Business Park, Dangan, Galway, Ireland, during normal business hours on any weekday (Saturdays and public holidays excepted) for a period of 14 days after the date of this Prospectus.

  8. The Company will pay or allow to the Underwriters, in consideration of their obligations to purchase and offer to the public the 100,000 ADSs which are being sold by the Company in this offering, commissions and discounts aggregating approximately $161,250, being at the rate of $1.61 per each such ADS.

  9. The estimated amount of the expenses of the offering, including underwriting commissions and discounts is $5,498,750 of which $661,250 will be payable by the Company and the balance of $4,837,500 will be payable by the Selling Shareholders. If the Underwriters exercise in whole or in part their option to purchase additional ADSs from the Selling Shareholders, the estimated amount of further expenses of up to $749,813 thereby incurred will be payable by the Selling Shareholders. The net amount of the consideration estimated to be received by the Company in respect of the ADSs comprised in the offering is $2,563,750.

  11. The following contracts (not being contracts entered into in the ordinary course of business) have been entered into within the five years immediately preceding the date of this document and are or may be material:

                                   DESCRIPTION
                                   -----------
        Underwriting Agreement dated November 15, 1995.
        Form of Underwriting Agreement.
        Deposit Agreement, dated as of November 15, 1995.
        Contribution Agreement between the Registrant and certain
           shareholders of the Registrant, dated as of September 27,
           1995.
        Stock Restriction Agreement and Contribution Agreement between
           Invoice Systems (Canada) Inc. and the Company, dated as of
           September 27, 1995.
        Contribution Agreement between the Registrant, 2916746 Canada,
           Inc. and Columbia Saville Ireland Investors, L.P., dated as of September 27, 1995.
        1995 Share Option Plan.
        Amended and Restated Employment Agreement between the Registrant and Bruce A. Saville, dated as of August 2, 1994.
        Employment Agreement between the Registrant and John J. Boyle,
           III, dated as of July 8, 1994, amended as of January 31,
           1995.
        Employment Letter Agreement between Saville Systems Ireland
           Limited and Padraig W. Kenny, dated March 30, 1995.
        Employment Letter Agreement between Saville Systems U.S., Inc.
           and Michael A. Shulist, dated February 21, 1995.
        Employment Letter Agreement between Saville Systems U.S., Inc.
           and Marc J. Venator, dated March 22, 1995.
        Employment Letter Agreement between the Registrant and John J.
           Kiley, dated as of October 17, 1995.
        Sublease between Evered Bardon USA, Inc. and Saville Systems
           U.S., Inc., dated December 1, 1994.
        Lease Agreement between Barbican Properties Inc. and Saville
           Systems Canada, Ltd. made as of May 1, 1995.
        Letter Agreement between Barbican Properties Inc. and Saville
           Systems Canada, Ltd. dated July 19, 1995.
        Indenture between Orfus Investments and Saville Systems Canada,
           Ltd. dated November 25, 1994.
        Lease between Clybaun Construction Limited, Saville Systems
           Ireland Limited, Saville Systems Canada, Ltd. and Anglo Irish
           Bank Corporation PLC, dated April 27, 1994.
        Deed between Saville Systems Ireland Limited and Clybaun
           Construction Limited, dated April 27, 1994.
        Lease between Clybaun Construction Limited, Saville Systems
           Ireland Limited and Remington Fox Ireland Limited, dated July
           1, 1994.
        Promissory Note in the amount of $500,000 executed by Saville
           Systems Canada, Ltd. in favor of 167,818 Canada Ltd (now
           known as Grannarville Interest Group Ltd.), dated August 2,
           1994.
        Agreement between Saville Systems Ireland Limited, Saville
           Systems Canada, Ltd. and Industrial Development Agency
           (Ireland), dated June 9, 1995.

            DESCRIPTION
            -----------
     Intellectual Property
        Purchase Agreement
        between the
        Registrant and
        Saville Systems
        Canada, Ltd., made as
        of July 1, 1993.

     Letter Agreement between
        Saville Systems
        Canada, Ltd. and Ed
        Tel, Inc., dated June
        30, 1995.

     Sublease Agreement
        between Saville
        Systems U.S., Inc.
        and Boston Private
        Bank & Trust Company,
        dated November 22,
        1995.

     Lease Agreement between
        Saville Systems
        Canada, Ltd. and
        Orfus Investments,
        dated
        April 25, 1996.

     Indemnity Agreement
        between the
        Registrant and Orfus
        Investments, dated
        April 25, 1996.

     1996 Employee Share
        Purchase Agreement.

  A copy of each of the above-mentioned agreements may be inspected at the offices of the Company at IDA Business Park, Dangan, Galway, Ireland during normal business hours on any weekday (Saturdays and public holidays excepted) for a period of 14 days after the date of this Prospectus.

  12. The auditors of the Company are Ernst & Young, Chartered Accountants, of Kiltartan House, Forster Street, Galway, Republic of Ireland.

  13. The Company has been carrying on business since August 1993.

  14. Ernst & Young and McCann FitzGerald have given and not withdrawn their respective written consents to the issue of this document with the inclusion therein of the references to them, and of their report in the case of Ernst & Young, in the form and context in which they are included.

  15. Copies of the material contracts and consents referred to in paragraphs 11 and 14 above were attached to the copy of this document which has been delivered to the Registrar of Companies in the Republic of Ireland for registration.

[Picture of billing invoice appears here]

[Saville Systems logo appears here]

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
The Company...............................................................   11
Reports to Shareholders...................................................   11
Use of Proceeds...........................................................   12
Dividend Policy...........................................................   12
Price Range of ADSs.......................................................   12
Capitalization............................................................   13
Selected Consolidated Financial Data......................................   14
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   15
Business..................................................................   24
Management................................................................   35
Certain Transactions......................................................   42
Principal and Selling Shareholders........................................   45
Description of Share Capital..............................................   48
Taxation..................................................................   52
Description of American Depositary Receipts...............................   57
Shares Eligible for Future Sale...........................................   65
Underwriting..............................................................   67
Legal Matters.............................................................   68
Experts...................................................................   68
Additional Information....................................................   68
Irish Exchange Control Regulations........................................   69
Index to Consolidated Financial Statements................................  F-1
Additional Information Required by the Irish Companies Act................  A-1

                                 ------------

 UNTIL       , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE AMERICAN DEPOSITARY RECEIPTS OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOT-MENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                   3,100,000
                          American Depositary Shares

                                 Representing

                           3,100,000 Ordinary Shares

                                     LOGO

                                 ------------
                                  PROSPECTUS
                                 ------------

                              Alex. Brown & Sons
                                 INCORPORATED

                                  Furman Selz

                               Hambrecht & Quist

                             Montgomery Securities



                                       , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market Listing Fee.

   SEC Registration Fee............................................... $ 39,732
   NASD Filing Fee....................................................   12,023
   Nasdaq National Market Listing Fee.................................   17,500
   Blue Sky Fees and Expenses (including legal fees)..................   20,000
   Transfer Agent, Depositary and Registrar Fees......................   15,000
   Accounting Fees and Expenses.......................................   70,000
   Legal Fees and Expenses............................................  250,000
   Printing, Engraving and Mailing Expenses...........................   50,000
   Miscellaneous......................................................   25,745
                                                                       --------
     Total............................................................ $500,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Except as hereinafter set forth, there is no provision of the Company's Memorandum or Articles of Association, or any contract, arrangement or statute under which any director or officer of the Company is insured or indemnified in any manner against any liability that he may incur in his capacity as such.

  Article 130 of the Articles of Association of the Company provides:

  "Subject to the provisions of and so far as may be admitted by the Acts, but without prejudice to any indemnity to which he or they may otherwise be entitled, every Director and other officer of the Company and the Auditors shall be indemnified out of the assets of the Company against any liability, loss or expenditure incurred by him or them in the execution or discharge of his or their duties or the exercise of his or their powers or otherwise in relation to or in connection with his or their duties, powers or office including (without prejudice to the generality of the foregoing) any liability incurred by him or them in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to be done or alleged to have been done or omitted to be done by him or them as officers or employees of the Company and in which judgment is given in his or their favour or in which he or they are acquitted or which are otherwise disposed of without any finding or admission of guilt or breach of duty on his or their part, or incurred by him or them in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him or them by the Court. To the extent permitted by law, the Directors may arrange insurance cover at the cost of the Company in respect of any liability, loss or expenditure incurred by any Director, officer or the Auditors of the Company in relation to anything done or alleged to have been done or omitted to be done by him or them as Director, officer or Auditors."

  Section 200 of the Companies Act, 1963 of the Republic of Ireland (as amended by the Companies (Amendment) Act, 1983) prohibits the giving (whether in the articles of association of a company or in any contract with a company or otherwise) of any exemption from or indemnity against any liability which by virtue of any rule of law would otherwise attach to an officer in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the company. Any such officer may however be indemnified by the company against any liability incurred by him in defending proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted, or in connection with any application under section 391 of the Companies Act, 1963 or section 42 of the Companies (Amendment) Act, 1983 in which relief is granted to him by the court.

  Section 391 of the Companies Act, 1963 permits an Irish court to relieve an officer from liability for negligence, default, breach of duty or breach of trust if the court considers that the officer acted honestly and reasonably, and that, having regard to all the circumstances of the case, it considers that the officer ought fairly to be excused from liability.

  Under section 42 of the Companies (Amendment) Act, 1983, a director of a company may be held liable for any amount that a nominee of the company fails to pay for the purposes of paying up any outstanding capital or paying any premium on shares held by the nominee on behalf of the company. Section 42 of the Companies (Amendment) Act, 1983, however, also permits an Irish court to relieve a director from such liability if the court considers that the director acted honestly and reasonably, and that, having regard to all the circumstances of the case, it considers that the director ought fairly to be excused from liability.

  The Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

  The Company maintains directors and officers liability insurance for the benefit of its directors and certain of its officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Set forth in chronological order below is information regarding the number of shares of Ordinary Shares and Deferred Shares issued, and the number of options granted, by the Registrant since March 31, 1993. Further included is the consideration, if any, received by the Registrant for such shares and options, and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission under which exemption from registration was claimed. All awards of options did not involve any sale under the Securities Act and none of these securities was registered under the Securities Act.

 (a) Issuances of Capital Stock.

  On June 14, 1993, the Company issued 1,490 Ordinary Shares to each of Robert Burke and Olivia McCann each at a purchase price of approximately $0.0007 per share.

  On August 2, 1994, the Company issued 8,938,510 Ordinary Shares to Invoice Systems (Canada), Inc. at a purchase price of approximately $0.0007 per share.

  On August 2, 1994, the Company issued 5,958,510 Ordinary Shares to Columbia Saville Investors, L.P., an affiliate of the Columbia Group, at a purchase price of approximately $0.0007 per share.

  On January 31, 1995, the Company issued 80,460 Ordinary Shares to John J. Boyle at a purchase price of approximately $2.49 per share.

  On March 15, 1995, the Company issued an aggregate of 23,840 Ordinary Shares to certain employees at a purchase price of approximately $2.46 per share.

  On September 27, 1995, the Company completed a 400-for-1 share division of all outstanding Ordinary Shares and subsequently declared a share dividend of
2.725 Ordinary Shares for each post-division Ordinary Share outstanding.

  On September 27, 1995, the Company issued an aggregate of 30,000 Deferred Shares to its shareholders on a pro rata basis.

  On September 27, 1995, the Company issued one Ordinary Share to an employee of the Company at a purchase price of $8.66.

 (b) Certain Grants and Exercises of Stock Options

  Between July 8, 1994 and September 1, 1995, the Company granted options to purchase an aggregate of 691,448 Ordinary Shares to certain directors and employees of the Company. The exercise prices of these options ranged from approximately $1.68 to $2.40 per share.

  The Company's 1995 Share Option Plan was adopted by the Board of Directors in August 1995 and by the shareholders in September 1995. In September 1995, options to purchase an aggregate of 827,113 Ordinary Shares were issued under such plan. All of these options were granted at an exercise price of $8.66 per share.

  Except as set forth above, no underwriters were engaged in connection with any of the foregoing sales of securities. The securities issued in the above transactions were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Securities Act or Regulation D or Rule 701 promulgated under the Securities Act, relative to sales by an issuer not involving any public offering, and in certain cases, such transactions also were exempt from the registration requirements of the Securities Act, as such securities were offered and sold outside the United States to persons who were neither citizens nor residents of the United States.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

 (a) Exhibits

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
    1.1  -- Form of Underwriting Agreement.
   *2.1  -- Contribution Agreement between the Registrant and certain shareholders of the Registrant, dated as of September 27, 1995.
   *2.2  -- Stock Restriction and Contribution Agreement between Invoice
            Systems (Canada), Inc. and the Registrant, dated as of September
            27, 1995.
   *2.3  -- Contribution Agreement between the Registrant, 2916746 Canada, Inc.
            and Columbia Saville Ireland Investors, L.P., dated as of September
            27, 1995.
   *3.1  -- Memorandum of Association of the Registrant.
   *3.2  -- Articles of Association of the Registrant.
   *4.1  -- Specimen Certificate for Ordinary Shares, $0.0025 par value, of the
            Registrant.
  **4.2  -- Deposit Agreement among the Registrant, The Bank of New York, as
            Depositary, and the holders from time to time of American
            Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt).
   *4.3  -- Amended and Restated Saville Systems Agreement among the
            Registrant, Saville Systems Canada, Ltd., and Saville Systems U.S.,
            Inc., and the Shareholders thereof, dated as of August 2, 1994.
   *4.4  -- Amendment No. 1 to Amended and Restated Saville Systems Agreement
            among the Registrant, Saville Systems Canada, Ltd., and Saville
            Systems U.S., Inc., and the Shareholders thereof, dated as of
            September 27, 1995
  **4.5  -- Waiver and Amendment No. 2 to Amended and Restated Saville Systems
            Agreement among the Registrant, Saville Systems Canada, Ltd. and
            Saville Systems U.S., Inc., and the Shareholders thereof, dated as of November 8, 1995.

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  **4.6   -- Registration Rights Agreement among the Registrant and certain shareholders thereof, dated as of November 8, 1995.
 ***5.1   -- Opinion of McCann FitzGerald as to the validity of the Ordinary
             Shares.
 ***8.1   -- Opinion of McCann FitzGerald as to Irish tax matters.
  *10.1+  -- Software Development and Support Agreement between the Registrant and American Telephone and Telegraph Company, dated as of January
             1, 1994.
  *10.2+  -- Software Development and Support Agreement between Invoice
             Systems, Inc., B.A. Saville & Associates Limited and Unitel
             Communications Inc., dated as of February 24, 1993.
  *10.3   -- Letter Agreement between Invoice Systems, Inc., B.A. Saville &
             Associates Limited and Unitel Communications Inc. dated September
             1, 1993.
  *10.4+  -- Software License Agreement between Invoice Systems, Inc., B.A.
             Saville & Associates Limited and Unitel Communications Inc., dated as of February 24, 1993.
  *10.5+  -- Processing Services Contract between Saville Systems U.S., Inc.
             and Frontier Communications of Rochester Inc., dated as of
             September 15, 1994.
  *10.6   -- Master Services Agreement between Saville Systems U.S., Inc. and
             Frontier Communications of Rochester Inc., dated as of September
             15, 1994.
  *10.7+  -- Marketing and License Agreement between Saville Systems Canada,
             Ltd. and Edmonton Telephones Corporation, effective as of January
             1, 1992 and dated as of February 14, 1994.
  *10.8   -- Letters from Saville Systems Canada, Ltd. to the Legal Counsel and the Chief Financial Officer of Ed Tel, Inc. dated June 30, 1995 renewing the Marketing and License Agreement between Saville
             Systems Canada, Ltd. and Edmonton Telephones Corporation.
  *10.9+  -- Core Processing Agreement between Saville Systems Canada, Ltd. and
             Ed Tel, Inc., dated as of February 14, 1994.
  *10.10+ -- Agreement for Software System Development and Billing Services
             between Saville Systems U.S., Inc., Saville Systems Canada, Ltd.
             and Sprint Communications Company, L.P., dated as of March 1,
             1993.
  *10.11  -- Software License Agreement between Saville Systems U.S., Inc.,
             Saville Systems Canada, Ltd. and Sprint Communications Company,
             L.P., dated as of March 1, 1993.
  *10.12+ -- Agreement between Saville Systems U.S., Inc., Saville Systems
             Canada, Ltd. and Sprint International Communications Corporation,
             dated as of April 19, 1993.
  *10.13+ -- Supply Agreement between the Registrant and Energis Communications
             Limited, effective as of October 8, 1994 and dated as of July 25,
             1995.
  *10.14  -- Guarantee and Assignment between Saville Systems Canada, Ltd. and
             Energis Communications Limited, dated July 25, 1995.
  *10.15  -- 1995 Share Option Plan.
  *10.16  -- Amended and Restated Employment Agreement between the Registrant and Bruce A. Saville, dated as of August 2, 1994.
  *10.17  -- Employment Agreement between the Registrant and John J. Boyle,
             III, dated as of July 8, 1994, amended as of January 31, 1995.
  *10.18  -- Sublease between Evered Bardon USA, Inc. and Saville Systems U.S.,
             Inc., dated December 1, 1994.

  EXHIBIT
    NO.                                 DESCRIPTION
  -------                               -----------
   *10.19  -- Lease Agreement between Barbican Properties Inc. and Saville
              Systems Canada, Ltd. made as of May 1, 1995.
   *10.20  -- Letter Agreement between Barbican Properties Inc. and Saville
              Systems Canada, Ltd. dated July 19, 1995.
   *10.21  -- Indenture between Orfus Investments and Saville Systems Canada,
              Ltd. dated November 25, 1994.
   *10.22  -- Lease between Clybaun Construction Limited, Saville Systems
              Ireland Limited, Saville Systems Canada, Ltd. and Anglo Irish
              Bank Corporation PLC, dated April 27, 1994.
   *10.23  -- Deed between Saville Systems Ireland Limited and Clybaun
              Construction Limited, dated April 27, 1994.
   *10.24  -- Lease between Clybaun Construction Limited, Saville Systems
              Ireland Limited and Remington Fox Ireland Limited, dated July 1,
              1994.
   *10.25  -- Promissory Note in the amount of $500,000 executed by Saville
              Systems Canada, Ltd. in favor of 167818 Canada Ltd (now known as
              Grannarville Interest Group Ltd.), dated August 2, 1994.
   *10.26  -- Agreement between Saville Systems Ireland Limited, Saville
              Systems Canada, Ltd. and Industrial Development Agency (Ireland),
              dated June 9, 1995.
   *10.27+ -- Intellectual Property Purchase Agreement between the Registrant and Saville Systems Canada, Ltd., made as of July 1, 1993.
   *10.28  -- Employment Letter Agreement between Saville Systems Ireland
              Limited and Padraig W. Kenny, dated March 30, 1995.
   *10.29  -- Employment Letter Agreement between Saville Systems U.S., Inc.
              and Michael A. Shulist, dated February 21, 1995.
   *10.30  -- Employment Letter Agreement between Saville Systems U.S., Inc.
              and Marc J. Venator, dated March 22, 1995.
   *10.31  -- Employment Letter Agreement between the Registrant and John J.
              Kiley, dated October 17, 1995
  **10.32  -- Letter Agreement between Saville Systems Canada, Ltd. and Ed Tel,
              Inc., dated June 30, 1995.
  **10.33  -- Sublease Agreement between Saville Systems U.S., Inc. and Boston
              Private Bank & Trust Company, dated November 22, 1995.
  **10.34  -- 1996 Employment Share Purchase Agreement.
    10.35  -- Lease Agreement between Saville Systems Canada, Ltd. and Orfus
              Investments, dated April 25, 1996.
    10.36  -- Indemnity Agreement between the Registrant and Orfus Investments, dated April 25, 1996.
    11.1   -- Calculation of shares used in determining earnings per share.
   *21.1   -- List of Subsidiaries.
 ***23.1   -- Consent of McCann Fitzgerald (included in Exhibits 5.1 and 8.1).
    23.2   -- Consent of Hale and Dorr.
    23.3   -- Consent of Ernst & Young.
    24.1   -- Powers of Attorney (included on page II-7).
    27.1   -- Financial Data Schedule.

- --------
* Filed as an exhibit to the Registrant's Registration Statement on Form S-1 and incorporated herein by reference (File No. 33-97576).
** Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the
   year ended December 31, 1995 and incorporated herein by reference.
***To be filed by amendment.
+ Confidential treatment previously granted as to certain portions, which portions are omitted and filed separately with the Commission.

 (b) Financial Statement Schedules

  The following financial statement schedule is filed as part of the registration statement:

    Schedule II Valuation of Qualifying Accounts

  All other schedules have been omitted because they are not required or because the required information is given in the Consolidated Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Memorandum and Articles of Association of the Registrant and the laws of the Republic of Ireland, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement ADRs in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Burlington, Commonwealth of Massachusetts, on this 21st day of May, 1996.

                                          Saville Systems PLC

                                                  /s/ John J. Boyle, III
                                          By: _________________________________
                                              JOHN J. BOYLE, IIIPRESIDENT AND
                                                  CHIEF EXECUTIVE OFFICER

                        POWER OF ATTORNEY AND SIGNATURES

  We, the undersigned officers and directors of Saville Systems PLC, hereby severally constitute and appoint John J. Boyle, III, Marc J. Venator, Mark G. Borden and Thomas L. Barrette, Jr., and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, this Registration Statement, including any and all pre-effective and post-effective amendments to said Registration Statement and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b).

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

              SIGNATURE                         TITLE                DATE

       /s/ John J. Boyle, III           President, Chief         May 21, 1996
- -------------------------------------    Executive Officer
         JOHN J. BOYLE, III              and Director
                                         (Principal
                                         Executive Officer)

         /s/ Marc J. Venator            Chief Financial          May 21, 1996
- -------------------------------------    Officer (Principal
           MARC J. VENATOR               Financial and
                                         Accounting Officer)

        /s/ Bruce A. Saville            Chairman of the          May 21, 1996
- -------------------------------------    Board of Directors
          BRUCE A. SAVILLE

     /s/ John A. Blanchard, III         Director                 May 21, 1996
- -------------------------------------
       JOHN A. BLANCHARD, III

         /s/ Brian E. Boyle             Director                 May 21, 1996
- -------------------------------------
           BRIAN E. BOYLE

              SIGNATURE                         TITLE                DATE

                                        Director                 May  , 1996
- -------------------------------------
        WILLIAM F. CUNNINGHAM

       /s/ Richard A. Licursi           Director                 May 21, 1996
- -------------------------------------
         RICHARD A. LICURSI

         /s/ Fergus McGovern            Director                 May 21, 1996
- -------------------------------------
           FERGUS MCGOVERN

         /s/ David P. Mixer             Director                 May 21, 1996
- -------------------------------------
           DAVID P. MIXER

      /s/ James B. Murray, Jr.          Director                 May 21, 1996
- -------------------------------------
        JAMES B. MURRAY, JR.

        /s/ John W. Sidgmore            Director                 May 21, 1996
- -------------------------------------
          JOHN W. SIDGMORE

                        REPORT OF INDEPENDENT AUDITORS

To the Directors of Saville Systems PLC

We have audited the consolidated financial statements of Saville Systems PLC as of December 31, 1995 and 1994 and for each of the years in the three year period ended December 31, 1995, and have issued our report thereon dated January 26, 1996 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young
Chartered Accountants

Galway, Ireland
January 26, 1996

                SCHEDULE II (VALUATION AND QUALIFYING ACCOUNTS)

(IN THOUSANDS)

COL. A                    COL. B            COL. C             COL. D     COL. E
- ----------------------------------------------------------------------------------
                                           ADDITIONS         DEDUCTIONS
                        BALANCE AT                                      BALANCE AT
                        BEGINNING  TO COSTS &   CHARGED TO                END OF
DESCRIPTION              OF YEAR    EXPENSES  OTHER ACCOUNTS               YEAR
- ----------------------------------------------------------------------------------
Allowance for doubtful
 accounts
  Dec. 31, 1993             73        (73)                                 nil
  Dec. 31, 1994            nil                                             nil
  Dec. 31, 1995            nil        370                                  370

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                             DESCRIPTION                             PAGE
 -------                           -----------                             ----
    1.1  -- Form of Underwriting Agreement.
   *2.1  -- Contribution Agreement between the Registrant and certain shareholders of the Registrant, dated as of September 27,
            1995.
   *2.2  -- Stock Restriction and Contribution Agreement between Invoice
            Systems (Canada), Inc. and the Registrant, dated as of
            September 27, 1995.
   *2.3  -- Contribution Agreement between the Registrant, 2916746
            Canada, Inc. and Columbia Saville Ireland Investors, L.P.,
            dated as of September 27, 1995.
   *3.1  -- Memorandum of Association of the Registrant.
   *3.2  -- Articles of Association of the Registrant.
   *4.1  -- Specimen Certificate for Ordinary Shares, $0.0025 par value, of the Registrant.
  **4.2  -- Deposit Agreement among the Registrant, The Bank of New
            York, as Depositary, and the holders from time to time of
            American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt).
   *4.3  -- Amended and Restated Saville Systems Agreement among the
            Registrant, Saville Systems Canada, Ltd., and Saville
            Systems U.S., Inc., and the Shareholders thereof, dated as of August 2, 1994.
   *4.4  -- Amendment No. 1 to Amended and Restated Saville Systems
            Agreement among the Registrant, Saville Systems Canada,
            Ltd., and Saville Systems, U.S., Inc., and the Shareholders
            thereof, dated as of September 27, 1995.
  **4.5  -- Waiver and Amendment No. 2 to Amended and Restated Saville
            Systems Agreement among the Registrant, Saville Systems
            Canada, Ltd. and Saville Systems U.S., Inc. and the
            Shareholder thereof, dated as of November 8, 1995.
  **4.6  -- Registration Rights Agreement among the Registrant and certain shareholders thereof, dated as of November 8, 1995.
 ***5.1  -- Opinion of McCann FitzGerald as to the validity of the
            Ordinary Shares.
 ***8.1  -- Opinion of McCann FitzGerald as to Irish tax matters.
  *10.1+ -- Software Development and Support Agreement between the
            Registrant and American Telephone and Telegraph Company,
            dated as of January 1, 1994.
  *10.2+ -- Software Development and Support Agreement between Invoice
            Systems, Inc., B.A. Saville & Associates Limited and Unitel
            Communications Inc., dated as of February 24, 1993.
  *10.3  -- Letter Agreement between Invoice Systems, Inc., B.A. Saville
            & Associates Limited and Unitel Communications Inc. dated
            September 1, 1993.
  *10.4+ -- Software License Agreement between Invoice Systems, Inc.,
            B.A. Saville & Associates Limited and Unitel Communications
            Inc., dated as of February 24, 1993.
  *10.5+ -- Processing Services Contract between Saville Systems U.S.,
            Inc. and Frontier Communications of Rochester Inc., dated as of September 15, 1994.
  *10.6  -- Master Services Agreement between Saville Systems U.S., Inc.
            and Frontier Communications of Rochester Inc., dated as of
            September 15, 1994.
  *10.7+ -- Marketing and License Agreement between Saville Systems
            Canada, Ltd. and Edmonton Telephones Corporation, effective as of January 1, 1992 and dated as of February 14, 1994.

 EXHIBIT
   NO.                             DESCRIPTION                             PAGE
 -------                           -----------                             ----
 *10.8   -- Letters from Saville Systems Canada, Ltd. to the Legal
            Counsel and the Chief Financial Officer of Ed Tel, Inc.
            dated June 30, 1995 renewing the Marketing and License
            Agreement between Saville Systems Canada, Ltd. and Edmonton
            Telephones Corporation.
 *10.9+  -- Core Processing Agreement between Saville Systems Canada,
            Ltd. and Ed Tel, Inc., dated as of February 14, 1994.
 *10.10+ -- Agreement for Software System Development and Billing
            Services between Saville Systems U.S., Inc., Saville Systems
            Canada, Ltd. and Sprint Communications Company, L.P., dated as of March 1, 1993.
 *10.11  -- Software License Agreement between Saville Systems U.S.,
            Inc., Saville Systems Canada, Ltd. and Sprint Communications
            Company, L.P., dated as of March 1, 1993.
 *10.12+ -- Agreement between Saville Systems U.S., Inc., Saville
            Systems Canada, Ltd. and Sprint International Communications
            Corporation, dated as of April 19, 1993.
 *10.13+ -- Supply Agreement between the Registrant and Energis
            Communications Limited, effective as of October 8, 1994 and dated as of July 25, 1995.
 *10.14  -- Guarantee and Assignment between Saville Systems Canada,
            Ltd. and Energis Communications Limited, dated July 25,
            1995.
 *10.15  -- 1995 Share Option Plan.
 *10.16  -- Amended and Restated Employment Agreement between the
            Registrant and Bruce A. Saville, dated as of August 2, 1994.
 *10.17  -- Employment Agreement between the Registrant and John J.
            Boyle, III, dated as of July 8, 1994, amended as of January
            31, 1995.
 *10.18  -- Sublease between Evered Bardon USA, Inc. and Saville Systems
            U.S., Inc., dated December 1, 1994.
 *10.19  -- Lease Agreement between Barbican Properties Inc. and Saville
            Systems Canada, Ltd. made as of May 1, 1995.
 *10.20  -- Letter Agreement between Barbican Properties Inc. and
            Saville Systems Canada, Ltd. dated July 19, 1995.
 *10.21  -- Indenture between Orfus Investments and Saville Systems
            Canada, Ltd. dated November 25, 1994.
 *10.22  -- Lease between Clybaun Construction Limited, Saville Systems
            Ireland Limited, Saville Systems Canada, Ltd. and Anglo
            Irish Bank Corporation PLC, dated April 27, 1994.
 *10.23  -- Deed between Saville Systems Ireland Limited and Clybaun
            Construction Limited, dated April 27, 1994.
 *10.24  -- Lease between Clybaun Construction Limited, Saville Systems
            Ireland Limited and Remington Fox Ireland Limited, dated
            July 1, 1994.
 *10.25  -- Promissory Note in the amount of $500,000 executed by
            Saville Systems Canada, Ltd. in favor of 167818 Canada Ltd
            (now known as Grannarville Interest Group Ltd.), dated
            August 2, 1994.
 *10.26  -- Agreement between Saville Systems Ireland Limited and
            Industrial Development Agency (Ireland), dated June 7, 1995.
 *10.27+ -- Intellectual Property Purchase Agreement between the
            Registrant and Saville Systems Canada, Ltd., made as of July
            1, 1993.

 EXHIBIT
   NO.                              DESCRIPTION                            PAGE
 -------                            -----------                            ----
   *10.28 -- Employment Letter Agreement between Saville Systems Ireland
             Limited and Padraig W. Kenny, dated March 30, 1995.
   *10.29 -- Employment Letter Agreement between Saville Systems U.S.,
             Inc. and Michael A. Shulist, dated February 21, 1995.
   *10.30 -- Employment Letter Agreement between Saville Systems U.S.,
             Inc. and Marc J. Venator, dated March 22, 1995.
   *10.31 -- Employment Letter Agreement between the Registrant and John
             J. Kiley, dated October 17, 1995.
  **10.32 -- Letter Agreement between Saville Systems Canada, Ltd. and
             Ed Tel, Inc., dated June 30, 1995.
  **10.33 -- Sublease Agreement between Saville Systems U.S., Inc. and
             Boston Private Bank & Trust Company, dated November 22,
             1995.
  **10.34 -- 1996 Employee Share Purchase Agreement.
    10.35 -- Lease Agreement between Saville Systems Canada, Ltd. and
             Orfus Investments, dated April 25, 1996.
    10.36 -- Indemnity Agreement between the Registrant and Orfus
             Investments, dated April 25, 1996.
    11.1  -- Calculation of shares used in determining earnings per share.
   *21.1  -- List of Subsidiaries.
 ***23.1  -- Consent of McCann Fitzgerald (included in Exhibits 5.1 and
             8.1).
    23.2  -- Consent of Hale and Dorr.
    23.3  -- Consent of Ernst & Young.
    24.1  -- Powers of Attorney (included on page II-7).
    27.1  -- Financial Data Schedule.

- --------
 * Filed as an exhibit to the Registrant's Registration Statement on Form S-1 and incorporated herein by reference (File No. 33-97576).
** Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the
   year ended December 31, 1995 and incorporated herein by reference.
***To be filed by amendment.
 + Confidential treatment previously granted as to certain portions, which portions are omitted and filed separately with the Commission.